Form 10-K, Exhibit 13
period 1996-12-28
LANDSTAR SYSTEM INC
filed 1997-03-17
CIK 853816

                                                             EXHIBIT   13.1

                   LANDSTAR SYSTEM, INC. AND SUBSIDIARY
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Introduction

Landstar System, Inc. and its subsidiary, Landstar System Holdings, Inc. ("Landstar" or the "Company"), serve a variety of different market niches through its operating subsidiaries which employ different operating strategies. Four of Landstar's subsidiaries, Landstar Ranger, Inc. ("Landstar Ranger"), Landstar Inway, Inc. ("Landstar Inway"), Landstar Ligon, Inc., and Landstar Gemini, Inc. (collectively, the "Owner-Operator Companies"), provide truckload transportation services through independent contractors and independent commission sales agents. The nature of the Owner-Operator Companies' business is such that a significant portion of their operating costs vary directly with revenue. Landstar Poole, Inc. ("Landstar Poole") and Landstar T.L.C., Inc. ("Landstar T.L.C.") provide truckload transportation services using both company-owned and leased equipment driven by company-employed drivers and independent contractors. The percentage of Landstar Poole's total revenue generated through independent contractors was approximately 44% in 1996, 29% in 1995 and 17% in 1994. The percentage of Landstar T.L.C.'s total revenue generated through independent contractors was approximately 65% in 1996 and 62% in 1995. During the fourth quarter of 1996, the Company announced its plan to restructure the operations of both Landstar Poole and Landstar T.L.C. The Landstar Poole restructuring plan includes the transfer of the variable cost business component of Landstar Poole to Landstar Ranger and the disposal of 175 company-owned tractors. The Landstar T.L.C. restructuring plan includes the merger of Landstar T.L.C. into Landstar Inway and the disposal of all the company-owned tractors. Another Landstar subsidiary, Landstar Logistics, Inc. ("Landstar Logistics"), provides customers with contract logistics and intermodal services. Contract logistics services include single source alternatives, truck brokerage and other transportation solutions for large customers. Intermodal transportation services primarily involves arranging for the movement of customers' goods by a combination of rail and truck. Both the railroad and drayage carriers utilized by Landstar Logistics are independent contractors. Landstar Express America, Inc. ("Landstar Express America"), provides air and surface expedited transportation services through independent contractors, including air cargo carriers, and principally utilizes independent commission sales agents.

During the first quarter of 1995, Landstar, through different subsidiaries of Landstar System Holdings, Inc. ("LSHI"), acquired the businesses and net assets of Intermodal Transport Company ("ITCO"), a California-based intermodal marketing company, LDS Truck Lines, Inc., a California-based drayage company, and T.L.C. Lines, Inc.("TLC"), a Missouri-based temperature-controlled and long-haul, time sensitive dry van carrier. Also, in the 1995 first quarter, Landstar, through another subsidiary of LSHI, acquired all of the outstanding common stock of Express America Freight Systems, Inc. ("Express"), a North Carolina-based air freight and truck expedited service provider. The business acquired from ITCO comprises the majority of Landstar Logistics' intermodal operations, while the business acquired with Express comprises the majority of Landstar Express America's operations.

Purchased transportation represents the amount an independent contractor is paid to haul freight and is primarily based on a contractually agreed upon percentage of revenue generated by the haul for truck operations. Purchased transportation for the intermodal services operations of Landstar Logistics and the air freight operations of Landstar Express America is based on a contractually agreed upon fixed rate. Purchased transportation as a percentage of revenue for the intermodal operations of Landstar Logistics is normally higher than that of Landstar's other transportation companies. Purchased transportation is the largest component of costs and expenses and, on a consolidated basis, increases or decreases in proportion to the revenue generated through independent contractors. Commissions to agents and brokers are primarily based on contractually agreed upon percentages of revenue or contractually agreed upon percentages of gross profit. Commissions to agents and brokers as a percentage of consolidated revenue will vary directly with the revenue generated through independent commission sales agents. Both purchased transportation and commissions to agents and brokers generally will also increase or decrease as a percentage of the Company's consolidated revenue if there is a change in the percentage of revenue contributed by the intermodal operations of Landstar Logistics or through the air freight operations of Landstar Express America or through company-employed drivers.

Drivers' wages and benefits represent the amount Landstar Poole and Landstar T.L.C. employee drivers are compensated. Employee drivers are compensated primarily on a cents per mile driven basis. Drivers' wages and benefits as a percentage of consolidated revenue generally will vary only if there is a change in the revenue contribution generated through the independent contractors or a change in the rate of employee driver pay or benefit structure.

The Company's intention is to continue its expansion of truckload capacity provided by independent contractors and to reduce its truckload capacity provided by company-owned equipment and company-employed drivers. It is also the Company's intention to favor independent commission sales agent locations over company-owned and operated locations. Historically, Landstar T.L.C. and the intermodal operations of Landstar Logistics have principally utilized a company employee sales structure and to a lesser degree, independent commission sales agents. During 1996, management completed the process of converting the majority of company-owned sales locations at Landstar Logistics and Landstar T.L.C. to independent commission sales agent locations. Accordingly, purchased transportation and commissions to agents and brokers are anticipated to increase as a percentage of total consolidated revenue and drivers' wages and benefits are anticipated to decline as a percentage of total consolidated revenue over time.

Potential liability associated with accidents in the trucking industry is severe and occurrences are unpredictable. The industry is also subject to substantial workers' compensation expense. A material increase in the frequency or severity of accidents or workers' compensation claims or the unfavorable development of existing claims can be expected to adversely affect Landstar's operating income.

The cost of fuel is the largest component of fuel and other operating costs. Changes in prevailing prices of fuel or increases in fuel taxes can significantly affect Landstar Poole's or Landstar T.L.C.'s operating results. Also included in fuel and other operating costs are costs of equipment maintenance paid to third parties and the operating costs of Landstar Poole and Landstar T.L.C. terminals. Effective August 1, 1996, Landstar closed all but one of the Landstar Poole terminals, including those that had functioned as Landstar Centers. The closings are part of Landstar's strategy to reduce the fixed cost elements of Landstar Poole.

Employee compensation and benefits account for more than half of the Company's selling, general and administrative expense. Other significant components of selling, general and administrative expense are data processing expense, communications costs and rent expense.

The following table sets forth the percentage relationships of expense items to revenue for the periods indicated:

                                                      Fiscal Year
                                                ------------------------
                                                 1996     1995     1994
                                                ------   ------   ------
Revenue                                         100.0%   100.0%   100.0%
Costs and expenses:
    Purchased transportation                     69.0     67.5     66.3
    Drivers' wages and benefits                   3.2      4.0      3.9
    Fuel and other operating costs                5.5      5.6      5.5
    Insurance and claims                          2.8      3.1      3.6
    Commissions to agents and brokers             6.8      6.2      6.3
    Selling, general and administrative           7.1      7.7      8.4
    Depreciation and amortization                 1.9      1.7      1.4
    Restructuring costs                           0.6
                                                ------   ------   ------
      Total costs and expenses                   96.9     95.8     95.4
                                                ------   ------   ------
Operating income                                  3.1      4.2      4.6
Interest and debt expense, net                    0.6      0.7      0.4
                                                ------   ------   ------
Income before income taxes                        2.5      3.5      4.2
Income taxes                                      1.0      1.4      1.7
                                                ------   ------   ------
Net income                                        1.5%     2.1%     2.5%
                                                ======   ======   ======

FISCAL YEAR ENDED DECEMBER 28, 1996 COMPARED TO FISCAL YEAR ENDED DECEMBER 30, 1995

Revenue for the fiscal year 1996 was $1,283,801,000, an increase of $79,134,000, or 6.6%, over the 1995 fiscal year. The increase was primarily attributable to an increase in revenue miles (volume) of 6.5%, which included the revenue of the businesses acquired during the first quarter of 1995 for the full fifty-two weeks of 1996, and an increase of less than 1% in revenue per revenue mile (price). During the 1996 year, revenue generated through independent contractors, including railroads and air cargo carriers, was 90.4% of consolidated revenue compared with 88.5% in the 1995 year.

Purchased transportation was 69.0% of revenue in 1996 compared with 67.5% in 1995. Drivers' wages and benefits were 3.2% of revenue in 1996 compared with 4.0% in 1995. Fuel and other operating costs were 5.5% of revenue in 1996 compared with 5.6% in 1995. The increase in purchased transportation and decrease in drivers' wages and benefits and fuel and other operating costs as a percentage of revenue was primarily attributable to an increase in the percentage of revenue generated through independent contractors. The decrease in fuel and other operating costs was partially offset by an increase in fuel prices. Insurance and claims were 2.8% of revenue in 1996 compared with 3.1% in 1995 due to a decrease in third-party premiums and favorable development of prior year claims. Commissions to agents and brokers were 6.8% of revenue in 1996 compared with 6.2% in 1995 due to an increase in the percentage of revenue generated through independent commission sales agents which reflected the conversion of company-owned sales locations to independent commission sales agent locations. Selling, general and administrative costs were 7.1% of revenue in 1996 compared with 7.7% of revenue in 1995, primarily due to a lower provision for customer bad debts, reduced employee sales costs which reflected the conversion of company-owned sales locations to independent commission sales agent locations and the effect of increased revenue.

On December 18, 1996, the Company announced a plan to restructure its Landstar T.L.C and Landstar Poole operations, in addition to the relocation of its Shelton, Connecticut corporate office headquarters to Jacksonville, Florida in the second quarter of 1997. During the 1996 fourth quarter, the Company recorded $7,263,000 in restructuring costs, which included approximately $4,166,000 for impairment of certain long-lived assets, $939,000 for the early termination of certain operating leases, $850,000 for employee termination costs and $1,308,000 of other costs. Long-lived assets, having an aggregate carrying value of $16,500,000, were reduced to their estimated sales value and primarily represented revenue equipment to be sold. The Company anticipates to incur additional pre-tax restructuring costs of approximately $2,200,000 during the 1997 first half.

Interest and debt expense, net was 0.6% of revenue in 1996 and 0.7% in 1995. This decrease was primarily attributable to the effect of increased revenue.

The provisions for income taxes for both the 1996 and 1995 fiscal years were based on an effective income tax rate of approximately 41%, which is higher than the statutory federal income tax rate primarily as a result of state income taxes, amortization of certain goodwill and the meals and entertainment exclusion. At December 28, 1996, the valuation allowance of $816,000 was attributable to deferred state income tax benefits, primarily state operating loss carryforwards at one subsidiary. The valuation allowance and goodwill were reduced by $190,000 for state operating loss carryforwards utilized in 1996. The valuation allowance was reduced by an additional $265,000 for state operating loss carryforwards that had expired. The valuation allowance and goodwill will be further reduced by $788,000 when realization of deferred state income tax benefits becomes likely. The Company believes that deferred income tax benefits, net of the valuation allowance, are more likely than not to be realized because of the Company's ability to generate future taxable earnings.

Net income was $18,925,000, or $1.48 per share, in 1996 compared with $24,962,000, or $1.95 per share, in the prior year. Excluding restructuring costs, 1996 net income would have been $23,174,000, or $1.81 per share. If the acquisitions had taken place at the beginning of 1995, pro forma net income for 1995 would have been $24,352,000, or $1.90 per share.

FISCAL YEAR ENDED DECEMBER 30, 1995 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1994

Revenue for the fiscal year 1995 was $1,204,667,000, an increase of $220,308,000, or 22.4%, over the 1994 fiscal year. Revenue from the acquired businesses of ITCO, TLC and Express accounted for $198,926,000 of the increase.

The remaining increase of $21,382,000, or 2.2%, was attributable to an increase in revenue miles of approximately 1% and an increase in revenue per revenue mile of approximately 1%. During the 1995 year, revenue generated through independent contractors, including railroads and air cargo carriers, was 88.5% of consolidated revenue compared with 87.8% in the 1994 year.

Purchased transportation was 67.5% of revenue in 1995 compared with 66.3% in 1994. Drivers' wages and benefits were 4.0% of revenue in 1995 compared with 3.9% in 1994. Fuel and other operating costs were 5.6% of revenue in 1995 compared with 5.5% in 1994. The increase in purchased transportation as a percentage of revenue was primarily attributable to the purchased transportation incurred by the intermodal operations of Landstar Logistics which reflected the higher cost of intermodal purchased transportation. The increase in drivers' wages and benefits as a percentage of revenue was primarily attributable to the acquisition of TLC and the increase in Landstar Poole's driver pay package, partially offset by the increase in the percentage of revenue generated through independent contractors. The increase in fuel and other operating costs as a percentage of revenue was primarily attributable to the acquisition of TLC. Insurance and claims were 3.1% of revenue in 1995 compared with 3.6% in 1994. Excluding the 1995 revenue and insurance and claims of the intermodal operations of Landstar Logistics, which has a significantly lower risk of claims exposure due to the nature of its intermodal operations, insurance and claims as a percentage of revenue were 3.4% in 1995 versus 3.6% in 1994. This percentage decrease was primarily attributable to a decrease in the severity of accidents and a decrease in third-party premiums as a percentage of revenue. Commissions to agents and brokers were 6.2% of revenue in 1995 compared with 6.3% in 1994. The decrease was primarily attributable to an increase in the percentage of revenue generated through company store locations and employees, which reflected the sales structure of the acquired companies. No bonuses were accrued under the Company's management incentive compensation plan for the 1995 year. As a result, selling, general and administrative costs were 7.7% of revenue in 1995 compared with 8.4% of revenue in 1994.

Interest and debt expense, net was 0.7% of revenue in 1995 and 0.4% in 1994. This increase was primarily attributable to borrowings to finance the acquisitions.

The provisions for income taxes for the 1995 and 1994 fiscal years were based on an effective income tax rate of approximately 41%, which is higher than the statutory federal income tax rate primarily as a result of state income taxes, amortization of certain goodwill and the meals and entertainment exclusion.

Net income was $24,962,000, or $1.95 per share, in 1995 compared with $24,407,000, or $1.90 per share, in the prior year. If the acquisitions had taken place at the beginning of both fiscal years, pro forma net income for 1995 would have been $24,352,000, or $1.90 per share, compared to $22,876,000, or $1.78 per share in 1994.

CAPITAL RESOURCES AND LIQUIDITY

Landstar has a credit facility with a syndicate of banks and Chase Manhattan Bank, as agent (the "Credit Agreement"). The Credit Agreement provides $150,000,000 of borrowing capacity, consisting of $100,000,000 of revolving credit (the "Working Capital Facility") and $50,000,000 of revolving credit available to finance acquisitions (the "Acquisition Facility"). $50,000,000 of the total borrowing capacity under the Working Capital Facility may be utilized in the form of letter of credit guarantees. At December 28, 1996, Landstar had no borrowings outstanding under the Working Capital Facility, $28,500,000 outstanding under the Acquisition Facility and had commitments for letters of credit outstanding in the amount of $20,459,000, primarily as collateral for estimated insurance claims. The Credit Agreement expires on October 7, 2000, and may be extended to October 7, 2002 upon Landstar's request and bank approval.

Borrowings under the Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by Chase Manhattan Bank, (b) the three-month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to Chase Manhattan Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of certain financial ratios. As of December 28, 1996, the margin was equal to 1/2 of 1%. The unused portion of the Credit Agreement carries a commitment fee determined based on the level of certain financial ratios. As of December 28, 1996, the commitment fee for the unused portion of the Credit Agreement was 0.200%. At December 28, 1996, the weighted average interest rate on borrowings outstanding under the Acquisition Facility was 6.09%. Based on the borrowing rates in the Credit Agreement and the repayment terms, the fair value of the outstanding borrowings under the Acquisition Facility were estimated to approximate carrying value.

The Credit Agreement contains a number of covenants that limit, among other things, the payment of dividends, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Landstar exceeded the required minimum Interest Charge Coverage level by approximately $2,345,000 at December 28, 1996. The Credit Agreement limits the payment of dividends in any fiscal year to the lesser of 50% of Excess
Cash Flow, as therein defined, or 25% of Consolidated Net Income, as therein defined.

The Credit Agreement provides a number of events of default related to a person or group of persons acquiring 25% or more of the outstanding capital stock of the Company or obtaining the power to elect a majority of the Company's directors. Borrowings under the Credit Agreement are unsecured, however, the Company and each of LSHI's subsidiaries guarantee LSHI's obligations under the Credit Agreement.

Shareholders' equity increased to $147,557,000, or 62.0% of total capitalization, at December 28, 1996, compared with $128,396,000, or 57.8% of total capitalization, at December 30, 1995, primarily as a result of earnings for the period. Working capital and the ratio of current assets to current liabilities were $70,653,000 and 1.54 to 1, respectively, at December 28, 1996, compared with $51,360,000 and 1.40 to 1, respectively, at December 30, 1995. Landstar has historically operated with current ratios ranging between 1.0 to 1 and 1.5 to 1. Cash provided by operating activities was $24,994,000 in 1996 compared with $19,963,000 in 1995. The increase in cash provided by operating activities was primarily attributable to the timing of payments, partially offset by reduced earnings. During the 1996 fiscal year, Landstar purchased $12,853,000 of operating property and acquired $20,690,000 of operating property by entering into capital leases. Landstar plans to acquire approximately $15,000,000 of operating property during fiscal year 1997 either by purchase or by lease financing.

Landstar is involved in certain claims and pending litigation arising from the normal conduct of business. Based on the knowledge of the facts and, in certain cases, opinions of outside counsel, management believes that adequate provisions have been made for probable losses with respect to the resolution of all claims and pending litigation and that the ultimate outcome, after provisions thereof, will not have a material adverse effect on the financial condition of Landstar, but could have a material effect on the results of operations in a given quarter or year.

Landstar Ranger is subject to the Multi Employer Pension Plan Amendments Act of 1980 ("MEPPA"), which could require Landstar Ranger, in the event of withdrawal, to fund its proportionate share of the union sponsored plans', in which it participates, unfunded benefit obligation. However, management believes that the liability, if any, for withdrawal from any or all of these plans would not have a material adverse effect on the financial condition of Landstar, but could have a material effect on the results of operations in a given quarter or year.

Management believes that cash flow from operations combined with its borrowing capacity under the Credit Agreement will be adequate to meet Landstar's debt service requirements, fund continued growth, both internal and through acquisitions, and meet working capital needs.

Management does not believe inflation has had a material impact on the results of operations or financial condition of Landstar in the past five years. However, inflation higher than that experienced in the past five years might have an adverse effect on the Company's results of operations.

SEASONALITY

Landstar's operations are subject to seasonal trends common to the trucking industry. Results of operations for the quarter ending in March are typically lower than the quarters ending June, September and December due to reduced shipments and higher operating costs in the winter months.

                         LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share amounts)

                                                            December 28,   December 30,
                                                               1996           1995
                                                            ------------   ------------
ASSETS
Current assets:
    Cash                                                       $  4,187        $  3,415
    Trade accounts receivable, less allowance
      of $6,526 and $6,923                                      176,892         151,009
    Other receivables, including advances to independent
      contractors, less allowance of $4,390
        and $4,205                                               10,740          13,359
    Inventories                                                   1,785           2,292
    Prepaid expenses and other current assets                     7,319           8,501
                                                               --------        --------
      Total current assets                                      200,923         178,576
                                                               --------        --------
Operating property, less accumulated depreciation
       and amortization of $50,223 and $39,796                  105,564         108,052
Goodwill, less accumulated amortization of $7,087
       and $5,354                                                55,126          57,049
Deferred income taxes and other assets                            9,188           9,402
                                                               --------        --------
Total assets                                                   $370,801        $353,079
                                                               ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Cash overdraft                                             $ 13,488        $ 13,449
    Accounts payable                                             39,901          37,427
    Current maturities of long-term debt                         23,241          20,668
    Estimated insurance claims                                   25,328          23,654
    Other current liabilities                                    28,312          32,018
                                                               --------        --------
      Total current liabilities                                 130,270         127,216
                                                               --------        --------
Long-term debt, excluding current maturities                     67,155          73,199
Estimated insurance claims                                       25,819          24,031
Other liabilities                                                                   237
Shareholders' equity:
    Common stock, $.01 par value, authorized 20,000,000
      shares, issued 12,882,874 shares and
        12,871,674 shares                                           129             129
    Additional paid-in capital                                   61,740          61,504
    Retained earnings                                            87,655          68,730
    Cost of 94,041 shares of common
      stock in treasury                                          (1,967)         (1,967)
                                                               --------        --------
      Total shareholders' equity                                147,557         128,396
                                                               --------        --------
Total liabilities and shareholders' equity                     $370,801        $353,079
                                                               ========        ========
See accompanying notes to consolidated financial statements.

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF INCOME
                       (Dollars in thousands, except per share amounts)

                                                           Fiscal Year Ended
                                               December 28,  December 30,  December 31,
                                                   1996          1995          1994
                                               ------------  ------------  ------------
Revenue                                        $  1,283,801  $  1,204,667  $    984,359
Costs and expenses:
 Purchased transportation                           885,500       813,003       653,076
 Drivers' wages and benefits                         41,210        47,970        38,287
 Fuel and other operating costs                      70,207        67,861        53,627
 Insurance and claims                                36,495        37,816        35,413
 Commissions to agents and brokers                   87,935        73,974        61,542
 Selling, general and administrative                 91,267        93,194        83,143
 Depreciation and amortization                       24,027        20,841        13,509
 Restructuring costs                                  7,263
                                               ------------   -----------  ------------
        Total costs and expenses                  1,243,904     1,154,659       938,597
                                               ------------   -----------  ------------
Operating income                                     39,897        50,008        45,762
Interest and debt expense, net                        7,547         7,552         4,134
                                               ------------   -----------  ------------
Income before income taxes                           32,350        42,456        41,628
Income taxes                                         13,425        17,494        17,221
                                               ------------   -----------  ------------
Net income                                     $     18,925   $    24,962  $     24,407
                                               ============   ===========  ============
Earnings per share                             $       1.48   $      1.95  $       1.90
                                               ============   ===========  ============

Average number of common shares outstanding      12,785,000    12,807,000    12,848,000
                                               ============   ===========  ============
See accompanying notes to consolidated financial statements.

                                    LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (Dollars in thousands)

                                                                  Fiscal Year Ended
                                                      December 28,  December 30,  December 31,
                                                          1996          1995          1994
                                                      ------------  ------------  ------------
OPERATING ACTIVITIES
 Net income                                           $     18,925  $     24,962  $     24,407
 Adjustments to reconcile net income to net cash
    provided by operating activities:
 Impairment of long-lived assets                             4,166
 Depreciation and amortization of operating property        21,878        18,824        12,612
 Amortization of goodwill and non-competition
    agreements                                               2,149         2,017           897
 Non-cash interest charges                                     264           253           366
 Provisions for losses on trade and other receivables        4,768         6,232         3,575
 Losses (gains) on sales of operating property              (2,530)       (2,080)          185
 Deferred income taxes, net                                    355          (419)       (1,540)
 Non-cash charge in lieu of income taxes                       190
 Changes in operating assets and liabilities,
    net of businesses acquired:
     Increase in trade and other accounts receivable       (28,032)      (14,417)      (29,237)
     Decrease (increase) in other assets                       868        (2,635)       (2,170)
     Increase (decrease) in accounts payable                 2,474        (2,928)        5,673
     Increase in estimated insurance claims                  3,462         7,179         7,875
     Increase (decrease) in other liabilities               (3,943)      (17,025)       13,707
                                                      ------------  ------------  ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                   24,994        19,963        36,350
                                                      ------------  ------------  ------------
INVESTING ACTIVITIES
 Purchases of businesses, net of cash acquired                           (33,932)
 Purchases of operating property                           (12,853)       (7,286)       (7,491)
 Proceeds from sales of operating property                  12,517         7,154         2,460
                                                      ------------  ------------  ------------
NET CASH USED BY INVESTING ACTIVITIES                         (336)      (34,064)       (5,031)
                                                      ------------  ------------  ------------
FINANCING ACTIVITIES
 Borrowings to finance businesses acquired                                45,900
 Borrowings under revolving credit facility                 16,000        10,000
 Increase in cash overdraft                                     39         4,029           280
 Proceeds from exercise of stock options and
  related income tax benefit                                   236
 Purchases of common stock                                                (1,727)
 Principal payments on borrowings under revolving
   credit facility, long-term debt and capital lease
    obligations                                            (40,161)      (58,441)      (28,964)
                                                      ------------   -----------   -----------
NET CASH USED BY FINANCING ACTIVITIES                      (23,886)         (239)      (28,684)
                                                      ------------   -----------   -----------
Increase (decrease) in cash                                    772       (14,340)        2,635
Cash at beginning of period                                  3,415        17,755        15,120
                                                      ------------   -----------   -----------
Cash at end of period                                 $      4,187   $     3,415   $    17,755
                                                      ============   ===========   ===========
See accompanying notes to consolidated financial statements.

                               LANDSTAR SYSTEM INC., AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           For the Fiscal Year Ended December 28, 1996,
                             December 30, 1995 and December 31, 1994
                                      (Dollars in thousands)

                                             Additional              Treasury Stock
                             Common Stock      Paid-In   Retained        at Cost
                           Shares    Amount    Capital   Earnings    Shares  Amount     Total
                           -----------------  ---------   --------   ------ -------   --------
Balance December 25, 1993  12,871,674 $  129   $61,504    $19,361    24,041 $   (240) $ 80,754

Net income                                                 24,407                       24,407
                           ---------- ------   -------    -------    ------ --------- --------
Balance December 31, 1994  12,871,674    129    61,504     43,768    24,041     (240)  105,161

Net income                                                 24,962                       24,962
Purchases of common stock                                            70,000   (1,727)   (1,727)
                           ---------- ------   -------    -------    ------ --------- --------
Balance December 30, 1995  12,871,674    129    61,504     68,730    94,041   (1,967)  128,396

Net income                                                 18,925                       18,925
Exercise of stock options
   and related income tax
    benefit                    11,200              236                                     236
                           ---------- ------   -------    -------    ------ --------- --------
Balance December 28, 1996  12,882,874 $  129   $61,740    $87,655    94,041 $ (1,967) $147,557
                           ========== ======   =======    =======    ====== ========= ========

See accompanying notes to consolidated financial statements.

LANDSTAR SYSTEM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Significant Accounting Policies

Consolidation
The consolidated financial statements include the accounts of Landstar System, Inc. and its subsidiary Landstar System Holdings, Inc. Landstar System, Inc. and its subsidiary are herein referred to as "Landstar" or the "Company". Significant inter-company accounts have been eliminated in consolidation. The preparation of the consolidated financial statements requires the use of management's estimates. Actual results could differ from those estimates.

Fiscal Year
Landstar's fiscal year is the 52 or 53 week period ending the last Saturday in December.

Revenue Recognition
Revenue and the related direct freight expenses are recognized upon completion of freight delivery.

Insurance Claim Costs
Landstar provides, on an actuarially determined basis, for the estimated costs of cargo, property, casualty, general liability and workers' compensation claims both reported and for claims incurred but not reported. Landstar retains liability up to $1,000,000 for each individual property, casualty and general liability claim, $500,000 for each workers' compensation claim and $250,000 for each cargo claim.

Inventories
Inventories, consisting of fuel, tires and vehicle repair parts, are valued at the lower of average cost or market.

Tires
Tires and tubes purchased as part of revenue equipment are capitalized as part of the cost of the equipment. Replacement tires and tubes are charged to expense when placed in service.

Operating Property
Operating property is recorded at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the related assets. Revenue equipment is being depreciated over a maximum of 7 years.

Goodwill
Goodwill represents the excess of purchase cost over the estimated fair value of net assets acquired. It is being amortized on a straight-line basis over periods of twenty and forty years. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining useful life can be recovered through projected undiscounted future operating cash flows. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's current average cost of funds.

Income Taxes
Income tax expense is equal to the current year's liability for income taxes and a provision for deferred income taxes. Deferred tax assets and liabilities are recorded for the future tax effects attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Stock-Based Compensation
Compensation cost for the Company's stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the stock option.

Earnings Per Share
Earnings per share amounts are based on the weighted average number of common shares outstanding.

(2) Restructuring Costs

On December 18, 1996, the Company announced a plan to restructure its Landstar T.L.C., Inc. ("Landstar T.L.C.") and Landstar Poole, Inc. ("Landstar Poole") operations, in addition to the relocation of its Shelton, Connecticut corporate office headquarters to Jacksonville, Florida, in the second quarter of 1997.

The plan to restructure Landstar T.L.C. includes the merger of Landstar T.L.C. into Landstar Inway, Inc., the closing of the Landstar T.L.C. headquarters in St. Clair, Missouri and the disposal of all of Landstar T.L.C.'s company-owned tractors. The plan to restructure Landstar Poole includes the transfer of the variable cost business component of Landstar Poole to Landstar Ranger, Inc. ("Landstar Ranger") and the disposal of 175 Landstar Poole company-owned tractors.

During the 1996 fourth quarter, the Company recorded $7,263,000 in restructuring costs, which included $4,166,000 for the impairment of certain long-lived assets, $939,000 for the early termination of certain operating leases, $850,000 for employee termination costs and $1,308,000 of other costs. Long-lived assets, having an aggregate carrying value of $16,500,000, were reduced to their estimated sales value and primarily represented revenue equipment to be sold. After deducting related income tax benefits of $3,014,000, the restructuring charge reduced net income by $4,249,000, or $0.33 per share, in 1996. The Company anticipates to complete the restructuring by the end of fiscal year 1997 and to incur additional pre-tax restructuring costs of approximately $2,200,000.

(3) Acquisitions

During the first quarter of 1995, Landstar, through different subsidiaries of Landstar System Holdings, Inc. ("LSHI"), acquired the businesses and net assets of Intermodal Transport Company, a California-based intermodal marketing company, LDS Truck Lines, Inc., a California-based drayage company, and T.L.C. Lines, Inc., a Missouri-based temperature-controlled and long-haul, time sensitive dry van carrier. Also in the 1995 first quarter, Landstar, through another subsidiary of LSHI, acquired all of the outstanding common stock of Express America Freight Systems, Inc., a North Carolina-based air freight and truck expedited service provider. The aggregate purchase price of the four acquisitions, including expenses, was $34,076,000, plus the assumption of $24,162,000 of long-term indebtedness, including current maturities.

The aggregate purchase price and a portion of the indebtedness assumed was paid or refinanced with proceeds received from $34,500,000 of borrowings under the acquisition line of Landstar's revolving credit facility, $11,400,000 of borrowings from Fleet Bank, N.A. and Mark Twain Bank, and available cash.

The acquisitions were accounted for under the purchase method and the net assets acquired and the results of operations of the four acquisitions were included in Landstar's consolidated financial statements from their respective dates of acquisition. The aggregate purchase price was allocated to the assets acquired, including $22,036,000 of operating property, and the liabilities assumed based on their respective estimated fair values. The aggregate purchase price exceeded the fair value of the net assets acquired by $27,415,000 of which $1,200,000 was assigned to non-competition agreements and $26,215,000 was assigned to goodwill. The non-competition agreements are being amortized on the straight-line method over the two and three year lives of the agreements, and goodwill is being amortized on the straight-line method over periods of twenty and forty years.

The following unaudited pro forma information represents the consolidated results of operations of Landstar and the four acquired businesses as if the acquisitions had occurred at the beginning of the periods presented, and gives effect to increased depreciation of operating property, amortization of goodwill and non-competition agreements and increased interest expense, at rates available to Landstar under the acquisition line of its revolving credit facility (in thousands, except per share amounts):

                                                                Fiscal Year
                                                          --------------------------
                                                              1995          1994
                                                              ----          ----
Revenue                                                   $1,214,267      $1,195,582
Net income                                                $   24,352      $   22,876
Earnings per share                                        $     1.90      $     1.78

The above pro forma information is not necessarily indicative of the results of operations which actually would have been obtained during such periods.

(4) Income Taxes

The provisions for income taxes consisted of the following (in thousands):

                                                                    Fiscal Year
                                                        ------------------------------
                                                          1996       1995       1994
                                                          ----       ----       ----
Current:
   Federal                                              $10,830    $14,838    $16,121
   State                                                  2,050      3,075      2,640
                                                        -------    -------    -------
                                                         12,880     17,913     18,761
Deferred:
   Federal                                                  869        413     (1,553)
   State                                                   (514)      (832)        13
                                                         ------    -------    -------
                                                            355       (419)    (1,540)
Non-cash charge in lieu of income taxes                     190
                                                         -------   -------    -------
Provision for income taxes                               $13,425   $17,494    $17,221
                                                         =======   =======    =======

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities consisted of the following (in thousands):

                                                    Dec. 28, 1996     Dec. 30, 1995
                                                    -------------     -------------
Deferred tax assets:
   Allowance for doubtful accounts                      $   3,750         $   3,954
   Deferred state income tax benefits                         812               992
   State net operating loss carryforwards                   3,235             2,943
   Self insured claims                                     20,294            19,570
   Compensated absences                                       620               630
   All other                                                1,245               837
                                                        ---------         ---------
                                                           29,956            28,926
   Valuation allowance                                       (816)           (1,271)
                                                        ---------         ---------
                                                        $  29,140         $  27,655
                                                        =========         =========
Deferred tax liabilities:
   Operating property                                   $  20,254         $  18,482
   All other                                                4,470             4,402
                                                        ---------         ---------
                                                        $  24,724         $  22,884
                                                        =========         =========

At December 28, 1996, the valuation allowance of $816,000 was attributable to deferred state income tax benefits, primarily state operating loss carry-forwards at one subsidiary. The valuation allowance and goodwill were reduced by $190,000 for state operating loss carryforwards utilized in 1996. The valuation allowance was reduced by an additional $265,000 for state operating loss carryforwards that had expired. The valuation allowance and goodwill will be further reduced by $788,000 when realization of deferred state income tax benefits becomes likely.

The following table summarizes the differences between income taxes calculated at the federal income tax rate of 35% on income before income taxes and the provision for income taxes (in thousands):


                                                                  Fiscal Year
                                                        ----------------------------
                                                          1996      1995       1994
                                                          ----      ----       ----
Income taxes at federal income tax rate                 $11,323   $14,860    $14,570
State income taxes, net of federal income
   tax benefit                                            1,122     1,458      1,724
Amortization of goodwill                                    439       420        314
Meals and entertainment exclusion                           448       647        452
Other, net                                                   93       109        161
                                                        -------  --------   --------
Provision for income taxes                              $13,425   $17,494    $17,221
                                                        =======   =======    =======

Landstar paid income taxes of $15,949,000 in 1996, $19,679,000 in 1995, and $16,407,000 in 1994.

(5) Operating Property

Operating property is summarized as follows (in thousands):

                                                     Dec. 28, 1996     Dec. 30, 1995
                                                     -------------     -------------
Land                                                      $  2,309          $  2,947
Leasehold improvements                                         366               373
Buildings and improvements                                  10,937             8,387
Revenue equipment                                          125,124           123,258
Other equipment                                             17,051            12,883
                                                          --------          --------
                                                           155,787           147,848
Less accumulated depreciation and amortization              50,223            39,796
                                                          --------          --------
                                                          $105,564          $108,052
                                                          ========          ========

Included above is $110,936,000 in 1996 and $93,616,000 in 1995 of operating property under capital lease, $74,792,000 and $69,114,000, respectively, net of accumulated amortization. Landstar acquired operating property by entering into capital leases in the amount of $20,690,000 in 1996, $28,566,000 in 1995 and $24,570,000 in 1994.

(6) Pension Plans

Landstar sponsors an Internal Revenue Code section 401(k) defined contribution plan for the benefit of full time employees who have completed one year of service. Eligible employees make voluntary contributions up to 6% of their base salary subject to certain limitations. Landstar contributes an amount equal to 50% of such contributions, subject to certain limitations. In addition, one subsidiary, Landstar Ranger, makes contributions in accordance with negotiated labor contracts (generally based on the number of weeks worked) to union sponsored multi-employer defined benefit pension plans for the benefit of approximately 200 union drivers.

Landstar Ranger is subject to the Multi Employer Pension Plan Amendments Act of 1980 ("MEPPA"), which could require Landstar Ranger, in the event of withdrawal, to fund its proportionate share of these union sponsored plans' unfunded benefit obligation. Management believes that the liability, if any, for withdrawal from any or all of these plans would not have a material adverse effect on the financial condition of Landstar, but could have a material effect on the results of operations in a given quarter or year.

The expense for the Company sponsored defined contribution plan and for union sponsored plans was $1,144,000 and $1,085,000 in 1996, respectively, $1,185,000 and $937,000 in 1995, respectively, and $1,012,000 and $1,268,000 in 1994, respectively.

(7) Debt

Long-term debt is summarized as follows (in thousands):

                                                         Dec. 28, 1996  Dec. 30, 1995
                                                         -------------  -------------
Capital leases                                                 $61,896        $65,367
Acquisition Facility                                            28,500         28,500
                                                               -------        -------
                                                                90,396         93,867
Less current maturities                                         23,241         20,668
                                                               -------        -------
Total long-term debt                                           $67,155        $73,199
                                                               =======        =======

Landstar has a credit facility with a syndicate of banks and Chase Manhattan Bank, as agent (the "Credit Agreement"). The Credit Agreement provides $150,000,000 of borrowing capacity, consisting of $100,000,000 of revolving credit (the "Working Capital Facility") and $50,000,000 of revolving credit available to finance acquisitions (the "Acquisition Facility"). $50,000,000 of the total borrowing capacity under the Working Capital Facility may be utilized in the form of letter of credit guarantees. At December 28, 1996,

Landstar had commitments for letters of credit outstanding in the amount of $20,459,000, primarily as collateral for estimated insurance claims. The Credit Agreement expires on October 7, 2000, and may be extended to October 7, 2002 upon Landstar's request and bank approval.

Borrowings under the Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by Chase Manhattan Bank, (b) the three-month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to Chase Manhattan Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of certain financial ratios. As of December 28, 1996, the margin was equal to 1/2 of 1%. The unused portion of the Credit Agreement carries a commitment fee determined based on the level of certain financial ratios. As of December 28, 1996, the commitment fee for the unused portion of the Credit Agreement was 0.200%. At December 28, 1996, the weighted average interest rate on borrowings outstanding under the Acquisition Facility was 6.09%.
Based on the borrowing rates in the Credit Agreement and the repayment terms, the fair value of the outstanding borrowings under the Acquisition Facility was estimated to approximate carrying value.

The Credit Agreement contains a number of covenants that limit, among other things, the payment of dividends, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Landstar exceeded the required minimum Interest Charge Coverage level by approximately $2,345,000 at December 28, 1996. The Credit Agreement limits the payment of dividends in any fiscal year to the lesser of 50% of Excess Cash Flow, as therein defined, or 25% of Consolidated Net Income, as therein defined.

The Credit Agreement provides a number of events of default related to a person or group of persons acquiring 25% or more of the outstanding capital stock of the Company or obtaining the power to elect a majority of the Company's directors.

Borrowings under the Credit Agreement are unsecured, however, the Company and each of LSHI's subsidiaries guarantee LSHI's obligations under the Credit Agreement.

The amount outstanding on the Acquisition Facility is payable upon expiration of the Credit Agreement. There are no other installments of long-term debt, excluding capital lease obligations, maturing in the next five years.

Landstar paid interest of $7,180,000 in 1996, $7,359,000 in 1995 and $4,286,000 in 1994.

(8) Leases

The future minimum lease payments under all noncancellable leases at December 28, 1996, principally for revenue equipment, are shown in the following table (in thousands):

                                                   Capital        Operating
                                                    Leases           Leases
                                                   -------        ---------
1997                                               $26,920        $   2,762
1998                                                20,889            1,762
1999                                                12,833            1,266
2000                                                 6,828              540
2001                                                 1,680              282
Thereafter                                                              209
                                                   -------        ---------
                                                    69,150        $   6,821
                                                                  =========
Less amount representing interest
    (6.0% to 10.7%)                                  7,254
Present value of minimum                           -------
   lease payments                                  $61,896
                                                   =======

Total rent expense, net of sublease income, was $16,778,000 in 1996, $16,127,000 in 1995 and $14,779,000 in 1994.

(9) Stock Option Plans

The Company maintains two stock option plans. Under the 1993 Stock Option Plan (the "Plan"), the Compensation Committee of the Board of Directors may grant options to Company employees for up to 615,000 shares of common stock. Under the 1994 Directors Stock Option Plan (the "DSOP"), outside members of the Board of Directors will be granted up to an aggregate of 120,000 options to purchase common stock. Under the DSOP, each outside Director will be granted 12,000 options to purchase common stock upon election or re-election to the Board of Directors.

Options granted become exercisable in five equal annual installments under the Plan and three equal annual installments under the DSOP, commencing on the first anniversary of the date of grant, subject to acceleration in certain circumstances, and expire on the tenth anniversary of the date of grant.
Under the plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. At December 28, 1996, there were 723,800 shares of the Company's stock reserved for issuance upon exercise of options granted under the plans.

Information regarding the Company's stock option plans is as follows:

                                     Options Outstanding             Options Exercisable
                                  ---------------------------      --------------------------
                                             Weighted Average                Weighted Average
                                               Exercise Price                  Exercise Price
                                   Shares           Per Share       Shares          Per Share
                                  --------  -----------------      --------  ----------------
Options at December 25, 1993       186,000           $  18.33
  Granted                          203,000           $  25.50
                                   -------

Options at December 31, 1994       389,000           $  22.07        37,200        $    18.33
  Granted                          212,000           $  30.06
  Forfeited                         (1,500)          $  25.50
                                   -------

Options at December 30, 1995       599,500           $  24.89       121,100        $    21.10
  Granted                           35,000           $  27.53
  Exercised                        (11,200)          $  18.50
  Forfeited                       (110,400)          $  26.94
                                  --------

Options at December 28, 1996       512,900           $  24.77       201,000        $    23.10
                                  ========

The fair value of each option grant on its grant date was calculated using the Black-Scholes option pricing model with the following assumptions for grants made in 1996 and 1995: expected volatility of 39%, risk free interest rate of 6.0%, expected lives of 5 years and no dividend yield. The weighted average grant date fair value of stock options granted was $12.06 and $13.20 per share in 1996 and 1995, respectively.

The following table summarizes stock options outstanding at December 28,1996:

                                    Options Outstanding
                                    -------------------
   Range of Exercise                                 Weighted Average  Weighted Average
              Prices   Number Outstanding       Remaining Contractual    Exercise Price
           Per Share        Dec. 28, 1996                Life (years)         Per Share
   -----------------   ------------------       ---------------------  ----------------
   $14.625 - $21.50               143,000              7.0                    $   18.47
   $21.50  - $32.25               369,900              8.5                    $   27.20
                         ----------------
   $14.625 - $32.25               512,900              8.1                    $   24.77
                         ================

                                    Options Exercisable
                                    -------------------
               Range of Exercise                Number    Weighted Average
                          Prices           Exercisable      Exercise Price
                       Per Share         Dec. 28, 1996           Per Share
               -----------------    ------------------    ----------------
                $14.625 - $21.50                84,600          $   18.47
                $21.50  - $32.25               116,400          $   26.46
                                       ----------------
                $14.625 - $32.25               201,000          $   23.10
                                       ================

The Company accounts for its stock option plans using the intrinsic value method as prescribed in Accounting Principal Board Opinion No. 25, Accounting for Stock Issued to Employees. Had compensation cost for the Company's stock option plans been determined using the fair value at grant date method as prescribed by Financial Accounting Standards Board Statement No. 123, Accounting for Stock-based Compensation, the effect on net income and earnings per share for fiscal years 1996 and 1995 would not have been material.

(10) Shareholders' Equity

The Company has 2,000,000 shares of preferred stock authorized and unissued. Under the terms of a Shareholder Rights Agreement (the "Agreement"), a preferred stock purchase right (the "Right") accompanies each outstanding share of common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of preferred stock at an exercise price of $60. Within the time limits and under the circumstances specified in the Agreement, the Rights entitle the holder to acquire shares of common stock in the Company, or the surviving Company in a business combination, having a value of two times the exercise price. The Rights may be redeemed prior to becoming exercisable by action of the Board of Directors at a redemption price of $.01 per Right. The Rights expire February 10, 2003. Until a Right is exercised, it has no rights including, without limitation, the right to vote or to receive dividends.

(11) Commitments and Contingencies

Landstar is involved in certain claims and pending litigation arising from the normal conduct of business. Based on knowledge of the facts and, in certain cases, opinions of outside counsel, management believes that adequate provisions have been made for probable losses with respect to the resolution of all claims and pending litigation and that the ultimate outcome, after provisions thereof, will not have a material adverse effect on the financial condition of Landstar, but could have a material effect on the results of operations in a given quarter or year.

Independent Auditors' Report
----------------------------
Landstar System, Inc. and Subsidiary



The Board of Directors and Shareholders
Landstar System, Inc.:



We have audited the accompanying consolidated balance sheets of Landstar System, Inc. and subsidiary as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Landstar System, Inc. and subsidiary as of December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for the fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Stamford, Connecticut
February 12, 1997

                     LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           QUARTERLY FINANCIAL DATA
                (Dollars in thousands, except per share amounts)

                                     Fourth     Third      Second    First
                                     Quarter    Quarter    Quarter   Quarter
                                     1996 (1)    1996       1996      1996
                                    --------   --------   --------   --------
Revenue                             $329,017   $330,195   $329,112   $295,477
                                    ========   ========   ========   ========
Operating income                    $  3,185   $ 15,261   $ 14,118   $  7,333
                                    --------   --------   --------   --------
Income before income taxes          $  1,547   $ 13,325   $ 12,067   $  5,411
Income taxes                             484      5,631      5,053      2,257
                                    --------   --------   --------   --------
Net income                          $  1,063   $  7,694   $  7,014   $  3,154
                                    ========   ========   ========   ========
Net income per share                $   0.08   $   0.60   $   0.55   $   0.25
                                    ========   ========   ========   ========

                                     Fourth     Third      Second    First
                                     Quarter    Quarter    Quarter   Quarter
                                      1995       1995       1995      1995
                                   --------    --------   --------   --------
Revenue                            $302,132    $298,681   $308,148   $295,706
                                   ========    ========   ========   ========
Operating income                   $ 10,792    $ 14,166   $ 15,352   $  9,698
                                   --------    --------   --------   --------
Income before income taxes         $  8,891    $ 12,185   $ 13,210   $  8,170
Income taxes                          3,682       5,009      5,390      3,413
                                   --------    --------   --------   --------
Net income                         $  5,209    $  7,176   $  7,820   $  4,757
                                   ========    ========   ========   ========
Net income per share               $   0.41    $   0.56   $   0.61   $   0.37
                                   ========    ========   ========   ========

 (1) Includes pre-tax restructuring costs of $7,263. After deducting related income tax benefits of $3,014, the restructuring charges reduced net income by $4,249, or $0.33 per share.

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                              SELECTED CONSOLIDATED FINANCIAL DATA
                        (Dollars in thousands, except per share amounts)

                                                             Fiscal Year
                                    ----------------------------------------------------------
                                        1996        1995       1994      1993             1992
Income Statement Data:
Revenue                             $1,283,801   $1,204,667  $984,359 $ 780,520       $672,450
Costs and expenses:
 Purchased transportation              885,500      813,003   653,076   500,368        426,137
 Drivers' wages & benefits              41,210       47,970    38,287    37,124         35,354
 Fuel and other operating costs         70,207       67,861    53,627    55,376         55,209
 Insurance and claims                   36,495       37,816    35,413    30,314         21,238
 Commissions to agents and brokers      87,935       73,974    61,542    45,965         37,783
 Selling, general and administrative    91,267       93,194    83,143    68,390(2)      62,019
 Depreciation and amortization          24,027       20,841    13,509    12,759         11,839
 Restructuring costs                     7,263
                                    ----------    ---------   ------- ---------       --------
   Total costs and expenses          1,243,904    1,154,659   938,597   750,296        649,579
                                    ----------    ---------   ------- ---------       --------
Operating income                        39,897       50,008    45,762    30,224         22,871
Interest and debt expense, net           7,547        7,552     4,134     5,711          9,701
                                    ----------    ---------   ------- ---------       --------
Income before income taxes and
     extraordinary loss                 32,350       42,456    41,628    24,513         13,170
Income taxes                            13,425       17,494    17,221    10,955          6,820
                                    ----------    ---------   ------- ---------       --------
Income before extraordinary loss        18,925       24,962    24,407    13,558          6,350
Extraordinary loss                                                       (1,830)(3)
                                    ----------    ---------   ------- ---------       --------
Net income                          $   18,925(1) $  24,962   $24,407  $ 11,728       $  6,350
                                    ==========    =========   =======  ========       ========
Earnings per share:
 Income before extraordinary loss   $     1.48(1) $    1.95   $  1.90  $   1.14 (2)   $   0.67
 Extraordinary loss                                                       (0.15)(3)
                                    ==========    =========   =======  ========       ========
 Net income                         $     1.48(1) $    1.95   $  1.90  $   0.99(2),(4)$   0.67
                                    ==========    =========   =======  ========       ========

                                     Dec. 28,     Dec. 30,    Dec. 31,   Dec. 25,     Dec. 26,
                                      1996         1995        1994       1993         1992
                                   ---------    ---------   ---------  ---------     ---------
Balance Sheet Data:
Total assets                       $ 370,801    $ 353,079   $ 267,084  $ 219,412     $ 181,078
Long-term debt, including
 current maturities                   90,396       93,867      43,680     48,074        68,307
Warrants                                                                                 2,899
Shareholders' equity                 147,557      128,396     105,161     80,754        29,857

(1) After deducting related income tax benefits of $3,014, the restructuring charges reduced net income by $4,249, or $0.33 per share.

(2) Included in selling, general and administrative costs in 1993 are one-time charges in the amount of $1,200 for the termination of consulting and management services agreements with two parties in interest. After deducting related income tax benefits of $504, these charges reduced earnings per share by $.06 per share.

(3) Represents the after-tax loss on the early extinguishment of the Company's 14% senior subordinated notes.

(4) If the initial public offering and the redemption of the Company's 14% senior subordinated notes had taken place at the beginning of 1993, net income per share for 1993 would have been $1.16.