Form 10-K, Exhibit 13
period 1997-12-27
LANDSTAR SYSTEM INC
filed 1998-03-25
CIK 853816

48

                                                             EXHIBIT   13.1

                   LANDSTAR SYSTEM, INC. AND SUBSIDIARY
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Introduction

Landstar System, Inc. and its subsidiary, Landstar System Holdings, Inc. ("Landstar" or the "Company"), provide transportation services to a variety of market niches throughout the United States and to a lesser extent in Canada and between the United States and Canada and Mexico through its operating subsidiaries which employ different operating strategies. Under the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information," the Company determined it has four reportable business segments. These are the carrier segment, multimodal segment, company-owned tractor segment and insurance segment.

The carrier segment consists of Landstar Ranger, Inc. ("Landstar Ranger"), Landstar Inway, Inc. ("Landstar Inway") and Landstar Ligon, Inc. The carrier segment provides truckload transportation for a wide range of general commodities over irregular routes with its fleet of dry and specialty vans and unsided trailers, including flatbed, drop deck and specialty. The carrier segment markets its services primarily through independent commission sales agents and utilizes tractors provided by independent contractors. The nature of the carrier segment's business is such that a significant portion of its operating costs vary directly with revenue. The carrier segment's revenue represented 72%, 71% and 71% of Landstar's consolidated revenue in 1997, 1996 and 1995, respectively.

The multimodal segment is comprised of Landstar Logistics, Inc. ("Landstar Logistics") and Landstar Express America, Inc. ("Landstar Express"). Transportation services provided by the multimodal segment include the arrangement of intermodal moves, contract logistics, truck brokerage, short-to-long haul movement of containers by truck and emergency and expedited air freight and truck services. The multimodal segment markets its services through independent commission sales agents and utilizes capacity provided by independent contractors, including railroads and air cargo carriers. The nature of the multimodal segment's business is such that a significant portion of its operating costs also vary directly with revenue. The multimodal segment's revenue represented 19%, 17% and 17% of Landstar's consolidated revenue in 1997, 1996 and 1995, respectively.

The company-owned tractor segment consists of Landstar Poole, Inc. ("Landstar Poole"). The company-owned tractor segment provides truckload transportation services over short and medium length regional traffic lanes. The company-owned tractor segment primarily markets its services through an employee sales force and primarily utilizes company-owned and employee-driven tractors. The company-owned tractor segment's revenue represented 7%, 12% and 12% of Landstar's consolidated revenue in 1997, 1996 and 1995, respectively.

The insurance segment is Signature Insurance Company ("Signature"), a wholly-owned offshore insurance subsidiary, formed in March 1997. The insurance segment reinsures certain property, casualty and occupational accident risks of certain independent contractors who have contracted to haul freight for Landstar. In addition, the insurance segment provides certain property and casualty insurance directly to Landstar's operating subsidiaries. The insurance segment's revenue represented 2% of Landstar's consolidated revenue in 1997.

During the fourth quarter of 1996, the Company announced a plan to restructure the operations of both Landstar Poole and Landstar T.L.C., Inc. ("Landstar T.L.C."). The Landstar Poole restructuring plan included the transfer of the variable cost business component of Landstar Poole to Landstar Ranger and the disposal of 175 company-owned tractors. The Landstar T.L.C. restructuring plan included the merger of the operations of Landstar T.L.C. into Landstar Inway and the disposal of all the company-owned tractors. The restructuring was substantially completed by June 28, 1997.

During the first quarter of 1995, Landstar, through different subsidiaries of Landstar System Holdings, Inc. ("LSHI"), acquired the businesses and net assets of Intermodal Transport Company ("ITCO"), a California-based intermodal marketing company, LDS Truck Lines, Inc., a California-based drayage company, and T.L.C. Lines, Inc.("TLC"), a Missouri-based temperature-controlled and long-haul, time sensitive dry van carrier. Also, in the 1995 first quarter, Landstar, through another subsidiary of LSHI, acquired all of the outstanding common stock of Express America Freight Systems, Inc. ("Express"), a North Carolina-based air freight and truck expedited service provider. The businesses acquired from ITCO and Express comprise the majority of the multimodal segment's operations.

Purchased transportation represents the amount an independent contractor is paid to haul freight and is primarily based on a contractually agreed upon percentage of revenue generated by the haul for truck capacity provided by independent contractors. Purchased transportation for the intermodal services operations and the air freight operations of the multimodal segment is based on a contractually agreed upon fixed rate. Purchased transportation as a percentage of revenue for the intermodal services operations is normally higher than that of Landstar's other transportation operations. Purchased transportation is the largest component of costs and expenses and, on a consolidated basis, increases or decreases in proportion to the revenue generated through independent contractors. Commissions to agents and brokers are primarily based on contractually agreed upon percentages of revenue or contractually agreed upon percentages of gross profit. Commissions to agents and brokers as a percentage of consolidated revenue will vary directly with revenue generated through independent commission sales agents. Both purchased transportation and commissions to agents and brokers generally will also increase or decrease as a percentage of the Company's consolidated revenue if there is a change in the percentage of revenue contributed by the intermodal services operations or the air freight operations of the multimodal segment or through the company-employed drivers of the company-owned tractor segment.

Drivers' wages and benefits represent the amount the Company's employee drivers are compensated. Employee drivers are compensated primarily on a cents-per-mile driven basis. Drivers' wages and benefits as a percentage of consolidated revenue generally will vary only if there is a change in the revenue contribution generated through independent contractors or a change in the rate of employee driver pay or benefit structure.

The Company's intention is to continue its expansion of truckload capacity provided by independent contractors and to maintain or reduce its truckload capacity provided by company-owned equipment and company-employed drivers. It is also the Company's intention to favor independent commission sales agent locations over company-owned and operated locations. Historically, Landstar T.L.C. and the intermodal services operations of Landstar Logistics have principally utilized a company employee sales structure and to a lesser degree, independent commission sales agents. During 1996, management completed the process of converting the majority of company-owned sales locations at Landstar Logistics and Landstar T.L.C. to independent commission sales agent locations. Accordingly, purchased transportation and commissions to agents and brokers are anticipated to increase as a percentage of total consolidated revenue and drivers' wages and benefits are anticipated to decline as a percentage of total consolidated revenue over time.

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

The cost of fuel is the largest component of fuel and other operating costs. Changes in prevailing prices of fuel or increases in fuel taxes can significantly affect the company-owned tractor segment's operating results. Also included in fuel and other operating costs are costs of equipment maintenance paid to third parties and the operating costs of Landstar Poole and Landstar T.L.C. terminals. Effective August 1, 1996, Landstar closed all but one of the Landstar Poole terminals, including those that had functioned as Landstar Centers. The closings were part of Landstar's strategy to reduce the fixed cost elements of the company-owned tractor segment.

Employee compensation and benefits account for over half of the Company's selling, general and administrative expense. Other significant components of selling, general and administrative expense are data processing expense, communications costs and rent expense.

Depreciation and amortization primarily relate to depreciation of tractors and trailers.

The following table sets forth the percentage relationships of expense items to revenue for the periods indicated:

                                                      Fiscal Year
                                                ------------------------
                                                 1997     1996     1995
                                                ------   ------   ------
Revenue                                         100.0%   100.0%   100.0%
Costs and expenses:
    Purchased transportation                     70.4     69.0     67.5
    Drivers' wages and benefits                   2.1      3.2      4.0
    Fuel and other operating costs                3.7      5.5      5.6
    Insurance and claims                          3.7      2.8      3.1
    Commissions to agents and brokers             7.6      6.8      6.2
    Selling, general and administrative           7.1      7.1      7.7
    Depreciation and amortization                 1.6      1.9      1.7
    Restructuring costs                           0.2      0.6
                                                ------   ------   ------
      Total costs and expenses                   96.4     96.9     95.8
                                                ------   ------   ------
Operating income                                  3.6      3.1      4.2
Interest and debt expense, net                    0.4      0.6      0.7
                                                ------   ------   ------
Income before income taxes                        3.2      2.5      3.5
Income taxes                                      1.3      1.0      1.4
                                                ------   ------   ------
Net income                                        1.9%     1.5%     2.1%
                                                ======   ======   ======

FISCAL YEAR ENDED DECEMBER 27, 1997 COMPARED TO FISCAL YEAR ENDED DECEMBER 28, 1996

Revenue for the fiscal year 1997 was $1,312,704,000, an increase of $28,903,000, or 2.3%, over revenue for the 1996 fiscal year. The increase was attributable to higher revenue of $39,858,000 and $30,657,000 at the carrier and multimodal segments, respectively, and premium revenue of $18,940,000 generated by the insurance segment. These increases were partially offset by a $60,552,000 revenue decline at the company-owned tractor segment, which resulted from the restructuring of the operations of Landstar Poole. Overall, revenue per revenue mile (price) increased approximately 4%, which reflected improved freight quality, while revenue miles (volume) were approximately 8% lower than 1996, which reflected the effects of the restructuring. During 1997, revenue generated through all independent contractors, including railroads and air cargo carriers, was 92.9% of consolidated revenue compared with 90.4% in 1996.

Purchased transportation was 70.4% of revenue in 1997 compared with 69.0% in 1996. Drivers' wages and benefits were 2.1% of revenue in 1997 compared with 3.2% in 1996. Fuel and other operating costs were 3.7% of revenue in 1997 compared with 5.5% in 1996. The increase in purchased transportation and decrease in drivers' wages and benefits and fuel and other operating costs as a percentage of revenue was primarily attributable to an increased percentage of revenue generated through independent contractors due to the reduction of company-owned tractors as a result of the Landstar Poole and Landstar T.L.C. restructuring. The decrease in fuel and other operating costs was also attributable to reduced terminal and maintenance costs. Insurance and claims were 3.7% of revenue in 1997 compared with 2.8% in 1996. The increase in insurance and claims as a percentage of revenue was primarily attributable to the effects of insurance programs available to the Company's independent contractors which Signature reinsures. Excluding the premium revenue and insurance and claims expense related to the above reinsurance programs, insurance and claims as a percentage of revenue was 2.9% in 1997. This increase was attributable to the favorable development of prior year claims in 1996, partially offset by lower third party premiums in 1997. Commissions to agents and brokers were 7.6% of revenue in 1997 compared with 6.8% in 1996 primarily due to an increased percentage of revenue generated through independent commission sales agents. Selling, general and administrative costs were 7.1% of revenue in both 1997 and 1996. Depreciation and amortization was 1.6% of revenue in 1997 compared with 1.9% in 1996 primarily due to the reduction of company-owned equipment as a result of the Landstar Poole and Landstar T.L.C. restructuring.

On December 18, 1996, the Company announced a plan to restructure its Landstar T.L.C. and Landstar Poole operations, in addition to the relocation of its Shelton, Connecticut corporate office headquarters to Jacksonville, Florida in the second quarter of 1997. During the 1996 fourth quarter, the Company recorded $7,263,000 in restructuring costs, which included $4,166,000 for impairment of certain long-lived assets, $939,000 for the early termination of certain operating leases, $850,000 for employee termination costs and $1,308,000 of other costs. Long-lived assets, having an aggregate carrying value of $16,500,000, were reduced to their estimated sales value and primarily represented revenue equipment to be sold. During the first half of 1997, the Company recorded an additional $3,164,000 of restructuring costs, which included $1,647,000 for office and employee relocation and $1,517,000 of other costs. The restructuring was substantially completed by June 28, 1997.

Interest and debt expense, net was 0.4% of revenue in 1997 and 0.6% in 1996. This decrease was primarily attributable to the effect of lower average borrowings on the senior credit facility, reduced capital lease obligations and interest income from investments at Signature.

The provisions for income taxes for the 1997 and 1996 fiscal years were based on an effective income tax rate of approximately 42% and 41.5%, respectively, which is higher than the statutory federal income tax rate primarily as a result of state income taxes, amortization of certain goodwill and the meals and entertainment exclusion. At December 27, 1997, the valuation allowance of $710,000 was attributable to deferred state income tax benefits, which primarily represented state operating loss carryforwards at one subsidiary.
The valuation allowance and goodwill were reduced by $106,000 for state operating loss carryforwards utilized in 1997. The valuation allowance and goodwill will be further reduced by $682,000 when realization of deferred state income tax benefits becomes likely. The Company believes that deferred income tax benefits, net of the valuation allowance, are more likely than not to be realized because of the Company's ability to generate future taxable earnings.

Net income was $24,690,000, or $1.97 per common share, in 1997 compared with $18,925,000, or $1.48 per common share, in the prior year. Including the dilutive effect of the Company's stock options, diluted earnings per share was $1.96 in 1997 and $1.47 in 1996. Excluding restructuring costs, net income would have been $26,525,000, or $2.12 per common share ($2.11 diluted earnings per share), in 1997 and $23,174,000, or $1.81 per common share ($1.80 diluted earnings per share), in 1996.

FISCAL YEAR ENDED DECEMBER 28, 1996 COMPARED TO FISCAL YEAR ENDED DECEMBER 30, 1995

Revenue for the fiscal year 1996 was $1,283,801,000, an increase of $79,134,000, or 6.6%, over revenue for the 1995 fiscal year. The increase was primarily attributable to an increase in revenue miles of 6.5%, which included the revenue of the businesses acquired during the first quarter of 1995 for the full fifty-two weeks of 1996, and an increase of less than 1% in revenue per revenue mile. During 1996, revenue generated through independent contractors, including railroads and air cargo carriers, was 90.4% of consolidated revenue compared with 88.5% in 1995.

Purchased transportation was 69.0% of revenue in 1996 compared with 67.5% in 1995. Drivers' wages and benefits were 3.2% of revenue in 1996 compared with 4.0% in 1995. Fuel and other operating costs were 5.5% of revenue in 1996 compared with 5.6% in 1995. The increase in purchased transportation and decrease in drivers' wages and benefits and fuel and other operating costs as a percentage of revenue was primarily attributable to an increase in the percentage of revenue generated through independent contractors. The decrease in fuel and other operating costs was partially offset by an increase in fuel prices. Insurance and claims were 2.8% of revenue in 1996 compared with 3.1% in 1995 due to a decrease in third party premiums and favorable development of prior year claims. Commissions to agents and brokers were 6.8% of revenue in 1996 compared with 6.2% in 1995 due to an increase in the percentage of revenue generated through independent commission sales agents which reflected the conversion of company-owned sales locations to independent commission sales agent locations. Selling, general and administrative costs were 7.1% of revenue in 1996 compared with 7.7% of revenue in 1995, primarily due to a lower provision for customer bad debts, reduced employee sales costs which reflected the conversion of company-owned sales locations to independent commission sales agent locations and the effect of increased revenue.

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

Net income was $18,925,000, or $1.48 per common share, in 1996 compared with $24,962,000, or $1.95 per common share, in the prior year. Including the dilutive effect of the Company's stock options, diluted earnings per share was $1.47 in 1996 and $1.94 in 1995. Excluding restructuring costs, 1996 net income would have been $23,174,000, or $1.81 per common share ($1.80 diluted earnings per share). If the acquisitions had taken place at the beginning of 1995, pro forma net income for 1995 would have been $24,352,000, or $1.90 per common share ($1.89 diluted earnings per share).

CAPITAL RESOURCES AND LIQUIDITY

On October 10, 1997, Landstar renegotiated its existing Credit Agreement with a syndicate of banks and The Chase Manhattan Bank, as administrative agent (the "Second Amended and Restated Credit Agreement"). The Second Amended and Restated Credit Agreement provides $200,000,000 of borrowing capacity, consisting of $150,000,000 of revolving credit (the "Working Capital Facility") and $50,000,000 of revolving credit available to finance acquisitions (the "Acquisition Facility"). $50,000,000 of the total borrowing capacity under the Working Capital Facility may be utilized in the form of letter of credit guarantees. At December 27, 1997, Landstar had commitments for letters of credit outstanding in the amount of $24,659,000, $17,659,000 of which were supported by the Second Amended and Restated Credit Agreement, primarily as collateral for estimated insurance claims. The Second Amended and Restated Credit Agreement expires on October 10, 2002.

Borrowings under the Second Amended and Restated Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by The Chase Manhattan Bank, (b) the three month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to The Chase Manhattan Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of the Company's Leverage Ratio, as defined in the Second Amended and Restated Credit Agreement. As of December 27, 1997, the margin was equal to 32/100 of 1%. The unused portion of the Second Amended and Restated Credit Agreement carries a commitment fee determined based on the level of the Leverage Ratio, as therein defined. As of December 27, 1997, the commitment fee for the unused portion of the Second Amended and Restated Credit Agreement was 0.100%. At December 27, 1997, the weighted average interest rate on borrowings outstanding under the Acquisition Facility was 6.32%. Based on the borrowing rates in the Second Amended and Restated Credit Agreement and the repayment terms, the fair value of the outstanding borrowings under the Acquisition Facility was estimated to approximate carrying value.

The Second Amended and Restated Credit Agreement contains a number of covenants that limit, among other things, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Second Amended and Restated Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the

Second Amended and Restated Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Landstar exceeded the required Interest Charge Coverage level by approximately $6,500,000 at December 27, 1997.

The Second Amended and Restated Credit Agreement provides a number of events of default related to a person or group acquiring 25% or more of the outstanding capital stock of the Company or obtaining the power to elect a majority of the Company's directors.

Borrowings under the Second Amended and Restated Credit Agreement are unsecured, however, the Company and all but one of LSHI's subsidiaries guarantee LSHI's obligations under the Second Amended and Restated Credit Agreement.

Shareholders' equity increased to $151,696,000, or 75% of total capitalization, at December 27, 1997, compared with $147,557,000, or 62% of total capitalization, at December 28, 1996, primarily as a result of 1997 net income and the repayment of $39,950,000 of long-term debt, partially offset by the purchase of 821,400 shares of the Company's common stock at a total cost of $20,980,000. Working capital and the ratio of current assets to current liabilities were $79,051,000 and 1.57 to 1, respectively, at December 27, 1997, compared with $70,653,000 and 1.54 to 1, respectively, at December 28, 1996. Landstar has historically operated with current ratios ranging between 1.0 to 1 and 1.5 to 1. Cash provided by operating activities was $70,431,000 in 1997 compared with $24,994,000 in 1996. The increase in cash provided by operating activities was primarily attributable to the timing of payments and cash receipts and increased earnings. During the 1997 fiscal year, Landstar purchased $9,794,000 of operating property. The Company did not acquire any operating property by entering into capital leases during 1997. Landstar anticipates it will acquire approximately $25,000,000 of operating property during fiscal year 1998 either by purchase or by lease financing.

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

Landstar Ranger is subject to the Multi Employer Pension Plan Amendments Act of 1980 ("MEPPA"), which could require Landstar Ranger, in the event of withdrawal, to fund its proportionate share of the union sponsored plans' unfunded benefit obligation. However, management believes that the liability, if any, for withdrawal from any or all of these plans would not have a material adverse effect on the financial condition of Landstar, but could have a material effect on the results of operations in a given quarter or year.

The Company is aware of the issues associated with the programming code in its existing computer systems in order for the systems to recognize date-sensitive information when the year changes to 2000. The Company believes it has identified and is in the process of modifying all computer software which requires change to ensure its computer systems will be year 2000 compliant as part of its scheduled maintenance and normal system upgrades. As such, management has not separately quantified the cost of year 2000 compliance, however, management does not believe that the future costs of maintaining and upgrading Landstar's computer systems will have a material adverse effect on results of operations. It is anticipated that all reprogramming and testing efforts will be completed by May 1999. To date, confirmations have been received from the Company's primary outside processing vendors that plans have been developed to address the year 2000 issue.

Management believes that cash flow from operations combined with its borrowing capacity under the Second Amended and Restated Credit Agreement will be adequate to meet Landstar's debt service requirements, fund continued growth, both internal and through acquisitions, and meet working capital needs.

Management does not believe inflation has had a material impact on the results of operations or financial condition of Landstar in the past five years. However, inflation higher than that experienced in the past five years might have an adverse effect on the Company's results of operations.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". This Statement, effective for fiscal years beginning after December 15, 1997, establishes standards for reporting and display of comprehensive income and its components. Management believes that upon adoption of this Statement, Landstar's comprehensive income will not be materially different from its reported net income, considering the nature of the transactions the Company routinely enters into.


SEASONALITY

Landstar's operations are subject to seasonal trends common to the trucking industry. Results of operations for the quarter ending in March are typically lower than the quarters ending June, September and December due to reduced shipments and higher operating costs in the winter months.

                         LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share amounts)

                                                            December 27,   December 28,
                                                               1997           1996
                                                            ------------   ------------
ASSETS
Current assets:
    Cash                                                       $ 17,994        $  4,187
    Short-term investments                                        3,012
    Trade accounts receivable, less allowance
      of $5,957 and $6,526                                      176,785         176,892
    Other receivables, including advances to independent
      contractors, less allowance of $4,009
        and $4,390                                               12,599          10,740
    Inventories                                                     922           1,785
    Prepaid expenses and other current assets                     6,910           7,319
                                                               --------        --------
      Total current assets                                      218,222         200,923
                                                               --------        --------
Operating property, less accumulated depreciation
       and amortization of $50,301 and $50,223                   81,258         105,564
Goodwill, less accumulated amortization of $8,818
       and $7,087                                                53,289          55,126
Deferred income taxes and other assets                            4,410           9,188
                                                               --------        --------
Total assets                                                   $357,179        $370,801
                                                               ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Cash overdraft                                             $ 12,475        $ 13,488
    Accounts payable                                             50,394          39,901
    Current maturities of long-term debt                         14,228          23,241
    Insurance claims                                             28,247          25,328
    Other current liabilities                                    33,827          28,312
                                                               --------        --------
      Total current liabilities                                 139,171         130,270
                                                               --------        --------
Long-term debt, excluding current maturities                     36,218          67,155
Insurance claims                                                 27,890          25,819
Deferred income taxes                                             2,204
Shareholders' equity:
    Common stock, $.01 par value, authorized 20,000,000
      shares, issued 12,900,974 shares and
        12,882,874 shares                                           129             129
    Additional paid-in capital                                   62,169          61,740
    Retained earnings                                           112,345          87,655
    Cost of 915,441 and 94,041 shares of common
      stock in treasury                                         (22,947)         (1,967)
                                                               --------        --------
      Total shareholders' equity                                151,696         147,557
                                                               --------        --------
Total liabilities and shareholders' equity                     $357,179        $370,801
                                                               ========        ========
See accompanying notes to consolidated financial statements.
                                       58

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF INCOME
                       (Dollars in thousands, except per share amounts)

                                                           Fiscal Year Ended
                                               December 27,  December 28,  December 30,
                                                   1997          1996          1995
                                               ------------  ------------  ------------
Revenue                                        $  1,312,704  $  1,283,801  $  1,204,667
Costs and expenses:
 Purchased transportation                           923,654       885,500       813,003
 Drivers' wages and benefits                         28,010        41,210        47,970
 Fuel and other operating costs                      48,733        70,207        67,861
 Insurance and claims                                47,993        36,495        37,816
 Commissions to agents and brokers                   99,848        87,935        73,974
 Selling, general and administrative                 93,214        91,267        93,194
 Depreciation and amortization                       20,918        24,027        20,841
 Restructuring costs                                  3,164         7,263
                                               ------------   -----------  ------------
        Total costs and expenses                  1,265,534     1,243,904     1,154,659
                                               ------------   -----------  ------------
Operating income                                     47,170        39,897        50,008
Interest and debt expense, net                        4,602         7,547         7,552
                                               ------------   -----------  ------------
Income before income taxes                           42,568        32,350        42,456
Income taxes                                         17,878        13,425        17,494
                                               ------------   -----------  ------------
Net income                                     $     24,690   $    18,925  $     24,962
                                               ============   ===========  ============

Earnings per common share                      $       1.97   $      1.48  $       1.95
                                               ============   ===========  ============
Diluted earnings per share                     $       1.96   $      1.47  $       1.94
                                               ============   ===========  ============
Average number of shares outstanding:
  Earnings per common share                      12,541,000    12,785,000    12,807,000
                                               ============   ===========  ============
  Diluted earnings per share                     12,580,000    12,831,000    12,898,000
                                               ============   ===========  ============

See accompanying notes to consolidated financial statements.

                                    LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Fiscal Year Ended
                                                                       December 27,  December 28,  December 30,
                                                                           1997          1996          1995
(Dollars in thousands)                                                 ------------  ------------  ------------
OPERATING ACTIVITIES
 Net income                                                            $     24,690  $     18,925  $     24,962
 Adjustments to reconcile net income to net cash
    provided by operating activities:
 Impairment of long-lived assets                                                            4,166
 Depreciation and amortization of operating property                         18,783        21,878        18,824
 Amortization of goodwill and non-competition agreements                      2,135         2,149         2,017
 Non-cash interest charges                                                      264           264           253
 Provisions for losses on trade and other receivables                         3,998         4,768         6,232
 Gains on sales of operating property                                        (2,379)       (2,530)       (2,080)
 Deferred income taxes, net                                                   6,620           355          (419)
 Non-cash charge in lieu of income taxes                                        106           190
 Changes in operating assets and liabilities,
    net of businesses acquired:
     Increase in trade and other accounts receivable                         (5,750)      (28,032)      (14,417)
     Decrease (increase) in other assets                                        966           868        (2,635)
     Increase (decrease) in accounts payable                                 10,493         2,474        (2,928)
     Increase in estimated insurance claims                                   4,990         3,462         7,179
     Increase (decrease) in other liabilities                                 5,515        (3,943)      (17,025)
                                                                       ------------  ------------  ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    70,431        24,994        19,963
                                                                       ------------  ------------  ------------
INVESTING ACTIVITIES
 Purchases of businesses, net of cash acquired                                                          (33,932)
 Purchases of investments                                                    (4,799)
 Maturities of short-term investments                                         1,787
 Purchases of operating property                                             (9,794)      (12,853)       (7,286)
 Proceeds from sales of operating property                                   17,696        12,517         7,154
                                                                       ------------  ------------  ------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                              4,890          (336)      (34,064)
                                                                       ------------  ------------  ------------
FINANCING ACTIVITIES
 Borrowings to finance businesses acquired                                                               45,900
 Borrowings under revolving credit facility                                                16,000        10,000
 Increase (decrease) in cash overdraft                                       (1,013)           39         4,029
 Proceeds from exercise of stock options and
  related income tax benefit                                                    429           236
 Purchases of common stock                                                  (20,980)                     (1,727)
 Principal payments on borrowings under revolving
   credit facility, long-term debt and capital lease obligations            (39,950)      (40,161)      (58,441)
                                                                       ------------   -----------   -----------
NET CASH USED BY FINANCING ACTIVITIES                                       (61,514)      (23,886)         (239)
                                                                       ------------   -----------   -----------
Increase (decrease) in cash                                                  13,807           772       (14,340)
Cash at beginning of period                                                   4,187         3,415        17,755
                                                                       ------------   -----------   -----------
Cash at end of period                                                  $     17,994   $     4,187   $     3,415
                                                                       ============   ===========   ===========
See accompanying notes to consolidated financial statements.
                                       60

                               LANDSTAR SYSTEM INC., AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           For the Fiscal Year Ended December 27, 1997,
                             December 28, 1996 and December 30, 1995
                                      (Dollars in thousands)

                                              Additional             Treasury Stock
                              Common Stock      Paid-In   Retained       at Cost
                            Shares    Amount    Capital   Earnings    Shares   Amount    Total
                           ---------- ------  ---------   --------   ------- --------  -------
Balance December 31, 1994  12,871,674 $  129   $61,504   $ 43,768    24,041 $   (240) $105,161

Net income                                                 24,962                       24,962
Purchases of common stock                                            70,000   (1,727)   (1,727)
                           ---------- ------   -------    -------    ------ --------- --------
Balance December 30, 1995  12,871,674    129    61,504     68,730    94,041   (1,967)  128,396

Net income                                                 18,925                       18,925
Exercise of stock options
   and related income tax
    benefit                    11,200              236                                     236
                           ---------- ------   -------    -------   ------- --------- --------
Balance December 28, 1996  12,882,874    129    61,740     87,655    94,041   (1,967)  147,557
                           ---------- ------   -------    -------   ------- --------- --------

Net income                                                 24,690                       24,690
Purchases of common stock                                           821,400  (20,980)  (20,980)
Exercise of stock options
  and related income tax
   benefit                     18,100              429                                     429
                           ---------- ------   -------   --------   ------- --------- --------
Balance December 27, 1997  12,900,974 $  129   $62,169   $112,345   915,441 $(22,947) $151,696
                           ========== ======   =======   ========   ======= ========= ========

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

Short-Term Investments
The Company's short-term investments are carried at amortized cost, which approximates fair value.

Operating Property
Operating property is recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets. Revenue equipment is being depreciated over a maximum of 7 years.

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

Earnings Per Share
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which requires companies to present basic earnings per share ("earnings per common share") and diluted earnings per share.

Earnings per common share amounts are based on the weighted average number of common shares outstanding and diluted earnings per share amounts are based on the weighted average number of common shares outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options.

(2) Restructuring Costs

On December 18, 1996, the Company announced a plan to restructure its Landstar T.L.C., Inc. ("Landstar T.L.C.") and Landstar Poole, Inc. ("Landstar Poole") operations, in addition to the relocation of its Shelton, Connecticut corporate office headquarters to Jacksonville, Florida in the second quarter of 1997.

The plan to restructure Landstar T.L.C. included the merger of the operations of Landstar T.L.C. into Landstar Inway, Inc., the closing of the Landstar T.L.C. headquarters in St. Clair, Missouri and the disposal of all of Landstar T.L.C.'s company-owned tractors. The plan to restructure Landstar Poole included the transfer of the variable cost business component of Landstar Poole to Landstar Ranger, Inc. ("Landstar Ranger") and the disposal of 175 Landstar Poole company-owned tractors.

During the 1996 fourth quarter, the Company recorded $7,263,000 in restructuring costs, which included $4,166,000 for the impairment of certain long-lived assets, $939,000 for the early termination of certain operating leases, $850,000 for employee termination costs and $1,308,000 of other costs. Long-lived assets, having an aggregate carrying value of $16,500,000, were reduced to their estimated sales value and primarily represented revenue equipment to be sold. After deducting related income tax benefits of $3,014,000, the restructuring charge reduced net income by $4,249,000, or $0.33 per common share, in 1996.

During the first half of 1997, the Company recorded an additional $3,164,000 of restructuring costs, which included $1,647,000 for office and employee relocation and $1,517,000 of other costs. After deducting related income tax benefits of $1,329,000, the restructuring charge reduced net income by $1,835,000, or $0.15 per common share, in 1997. The restructuring was substantially completed by June 28, 1997.

(3) Acquisitions

During the first quarter of 1995, Landstar, through different subsidiaries of Landstar System Holdings, Inc. ("LSHI"), acquired the businesses and net assets of Intermodal Transport Company, a California-based intermodal marketing company, LDS Truck Lines, Inc., a California-based drayage company, and T.L.C. Lines, Inc., a Missouri-based temperature-controlled and long-haul, time sensitive dry van carrier. Also in the 1995 first quarter, Landstar, through another subsidiary of LSHI, acquired all of the outstanding common stock of Express America Freight Systems, Inc., a North Carolina-based air freight and truck expedited service provider. The aggregate purchase price of the four acquisitions, including expenses, was $34,076,000, plus the assumption of $24,162,000 of long-term debt, including current maturities.

The aggregate purchase price and a portion of the debt assumed was paid or refinanced with proceeds received from $34,500,000 of borrowings under the acquisition line of Landstar's revolving credit facility, $11,400,000 of borrowings from Fleet Bank, N.A. and Mark Twain Bank, and available cash.

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

The following unaudited pro forma information represents the consolidated results of operations of Landstar and the four acquired businesses as if the acquisitions had occurred at the beginning of fiscal year 1995, and gives effect to increased depreciation of operating property, amortization of goodwill and non-competition agreements and increased interest expense, at rates available to Landstar under the acquisition line of its revolving credit facility (in thousands, except per share amounts):

                                                             Fiscal Year
                                                                1995
                                                                ----
Revenue                                                      $1,214,267
Net income                                                   $   24,352
Earnings per common share                                    $     1.90
Diluted earnings per share                                   $     1.89

The above pro forma information is not necessarily indicative of the results of operations which actually would have been obtained during 1995.
                                       64

(4) Income Taxes

The provisions for income taxes consisted of the following (in thousands):

                                                                  Fiscal Year
                                                        ------------------------------
                                                          1997       1996       1995
                                                          ----       ----       ----
Current:
   Federal                                              $ 9,027    $10,830    $14,838
   State                                                  2,125      2,050      3,075
                                                        -------    -------    -------
                                                         11,152     12,880     17,913
Deferred:
   Federal                                                5,798        869        413
   State                                                    822       (514)      (832)
                                                         ------    -------    -------
                                                          6,620        355       (419)
Non-cash charge in lieu of income taxes                     106        190
                                                        -------    -------    -------
Income taxes                                            $17,878    $13,425    $17,494
                                                        =======    =======    =======

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities consisted of the following (in thousands):

                                                    Dec. 27, 1997     Dec. 28, 1996
                                                    -------------     -------------
Deferred tax assets:
   Receivable valuations                                $   2,380         $   3,750
   Deferred state income tax benefits                       1,100               812
   State net operating loss carryforwards                   4,032             3,235
   Self insured claims                                     15,094            20,294
   Compensated absences                                       529               620
   All other                                                  376             1,245
                                                        ---------         ---------
                                                           23,511            29,956
   Valuation allowance                                       (710)             (816)
                                                        ---------         ---------
                                                        $  22,801         $  29,140
                                                        =========         =========
Deferred tax liabilities:
   Operating property                                   $  19,784         $  20,254
   All other                                                5,221             4,470
                                                        ---------         ---------
                                                        $  25,005         $  24,724
                                                        =========         =========

At December 27, 1997, the valuation allowance of $710,000 was attributable to deferred state income tax benefits, which primarily represented state operating loss carryforwards at one subsidiary. The valuation allowance and goodwill were reduced by $106,000 for state operating loss carryforwards utilized in 1997. The valuation allowance and goodwill will be further reduced by $682,000 when realization of deferred state income tax benefits becomes likely.

The following table summarizes the differences between income taxes calculated at the federal income tax rate of 35% on income before income taxes and the provisions for income taxes (in thousands):


                                                                  Fiscal Year
                                                        ----------------------------
                                                          1997      1996       1995
                                                          ----      ----       ----
Income taxes at federal income tax rate                 $14,899   $11,323    $14,860
State income taxes, net of federal income
   tax benefit                                            1,984     1,122      1,458
Amortization of goodwill                                    439       439        420
Meals and entertainment exclusion                           457       448        647
Other, net                                                   99        93        109
                                                        -------  --------   --------
Income taxes                                            $17,878   $13,425    $17,494
                                                        =======   =======    =======

Landstar paid income taxes of $10,184,000 in 1997, $15,949,000 in 1996 and $19,679,000 in 1995.

(5) Operating Property

Operating property is summarized as follows (in thousands):

                                                     Dec. 27, 1997     Dec. 28, 1996
                                                     -------------     -------------
Land                                                      $  1,776          $  2,309
Leasehold improvements                                          56               366
Buildings and improvements                                  11,279            10,937
Revenue equipment                                           95,623           125,124
Other equipment                                             22,825            17,051
                                                          --------          --------
                                                           131,559           155,787
Less accumulated depreciation and amortization              50,301            50,223
                                                          --------          --------
                                                          $ 81,258          $105,564
                                                          ========          ========

Included above is $86,706,000 in 1997 and $110,936,000 in 1996 of operating property under capital lease, $46,363,000 and $74,792,000, respectively, net of accumulated amortization. Landstar acquired operating property by entering into capital leases in the amount of $20,690,000 in 1996 and $28,566,000 in 1995. Landstar did not acquire any property by entering into capital leases in 1997.

(6) Pension Plans

Landstar sponsors an Internal Revenue Code section 401(k) defined contribution plan for the benefit of full-time employees who have completed one year of service. Eligible employees make voluntary contributions up to 6% of their base salary, subject to certain limitations. Landstar contributes an amount equal to 50% of such contributions, subject to certain limitations. In addition, one subsidiary, Landstar Ranger, makes contributions in accordance with a negotiated labor contract (generally based on the number of weeks worked) to union sponsored multi-employer defined benefit pension plans for the benefit of approximately 200 union drivers.

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

The expense for the Company sponsored defined contribution plan and for union sponsored plans was $1,037,000 and $1,193,000 in 1997, respectively, $1,144,000 and $1,085,000 in 1996, respectively, and $1,185,000 and $937,000 in 1995, respectively.

(7) Debt

Long-term debt is summarized as follows (in thousands):

                                                         Dec. 27, 1997  Dec. 28, 1996
                                                         -------------  -------------
Capital leases                                                 $31,946        $61,896
Acquisition Facility                                            18,500         28,500
                                                               -------        -------
                                                                50,446         90,396
Less current maturities                                         14,228         23,241
                                                               -------        -------
Total long-term debt                                           $36,218        $67,155
                                                               =======        =======

On October 10, 1997, Landstar renegotiated its existing Credit Agreement with a syndicate of banks and The Chase Manhattan Bank, as administrative agent (the "Second Amended and Restated Credit Agreement"). The Second Amended and Restated Credit Agreement provides $200,000,000 of borrowing capacity, consisting of $150,000,000 of revolving credit (the "Working Capital Facility") and $50,000,000 of revolving credit available to finance acquisitions (the "Acquisition Facility"). $50,000,000 of the total borrowing capacity under the Working Capital Facility may be utilized in the form of letter of credit guarantees. The Second Amended and Restated Credit Agreement expires on October 10, 2002.

Borrowings under the Second Amended and Restated Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by The Chase Manhattan Bank, (b) the three month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to The Chase Manhattan Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of the Company's Leverage Ratio, as defined in the Second Amended and Restated Credit Agreement. As of December 27, 1997, the margin was equal to 32/100 of 1%. The unused portion of the Second Amended and Restated Credit Agreement carries a commitment fee determined based on the level of the Company's Leverage Ratio, as therein defined. As of December 27, 1997, the commitment fee for the unused portion of the Second Amended and Restated Credit Agreement was 0.100%. At December 27, 1997, the weighted average interest rate on borrowings outstanding under the Acquisition Facility was 6.32%. Based on the borrowing rates in the Second Amended and Restated Credit Agreement and the repayment terms, the fair value of the outstanding borrowings under the Acquisition Facility was estimated to approximate carrying value.

The Second Amended and Restated Credit Agreement contains a number of covenants that limit, among other things, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Second Amended and Restated Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the Second Amended and Restated Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Landstar exceeded the required Interest Charge Coverage level by approximately $6,500,000 at December 27, 1997.

The Second Amended and Restated Credit Agreement provides a number of events of default related to a person or group acquiring 25% or more of the outstanding capital stock of the Company or obtaining the power to elect a majority of the Company's directors.

Borrowings under the Second Amended and Restated Credit Agreement are unsecured, however, the Company and all but one of LSHI's subsidiaries guarantee LSHI's obligations under the Second Amended and Restated Credit Agreement.

The amount outstanding on the Acquisition Facility is payable upon the expiration of the Second Amended and Restated Credit Agreement. There are no other installments of long term debt, excluding capital lease obligations, maturing in the next five years.

Landstar paid interest of $5,476,000 in 1997, $7,180,000 in 1996 and $7,359,000 in 1995.

(8) Leases

The future minimum lease payments under all noncancelable leases at December 27, 1997, principally for revenue equipment, are shown in the following table (in thousands):

                                                   Capital        Operating
                                                    Leases           Leases
                                                   -------        ---------
1998                                               $15,991        $   1,983
1999                                                10,759            1,663
2000                                                 6,583              798
2001                                                 1,596              474
2002                                                                    345
Thereafter                                                               60
                                                   -------        ---------
                                                    34,929        $   5,323
                                                                  =========
Less amount representing interest
    (6.0% to 10.1%)                                  2,983
Present value of minimum                           -------
   lease payments                                  $31,946
                                                   =======

Total rent expense, net of sublease income, was $22,270,000 in 1997, $19,928,000 in 1996 and $17,667,000 in 1995.

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

Options granted become exercisable in five equal annual installments under the Plan and three equal annual installments under the DSOP, commencing on the first anniversary of the date of grant, subject to acceleration in certain circumstances, and expire on the tenth anniversary of the date of grant.
Under the plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. At December 27, 1997, there were 705,700 shares of the Company's stock reserved for issuance upon exercise of options granted under the plans.

Information regarding the Company's stock option plans is as follows:

                                     Options Outstanding             Options Exercisable
                                  ---------------------------      --------------------------
                                             Weighted Average                Weighted Average
                                               Exercise Price                  Exercise Price
                                   Shares           Per Share       Shares          Per Share
                                  --------  -----------------      --------  ----------------
Options at December 31, 1994       389,000           $  22.07        37,200        $    18.33
  Granted                          212,000           $  30.06
  Forfeited                         (1,500)          $  25.50
                                   -------

Options at December 30, 1995       599,500           $  24.89       121,100        $    21.10
  Granted                           35,000           $  27.53
  Exercised                        (11,200)          $  18.50
  Forfeited                       (110,400)          $  26.94
                                  --------

Options at December 28, 1996       512,900           $  24.77       201,000        $    23.10
  Granted                           23,500           $  26.38
  Exercised                        (18,100)          $  19.89
  Forfeited                        (36,800)          $  24.95
                                  --------
Options at December 27, 1997       481,500           $  25.01       276,800        $    23.90
                                  ========

The fair value of each option grant on its grant date was calculated using the Black-Scholes option pricing model with the following assumptions for grants made in 1997, 1996 and 1995: risk free interest rate of 6.0%, expected lives of 5 years and no dividend yield. The expected volatility used in calculating the fair market value of stock options granted was 37% in 1997 and 39% in 1996 and 1995. The weighted average grant date fair value of stock options granted was $11.23, $12.06 and $13.20 per share in 1997, 1996 and 1995, respectively.

The following table summarizes stock options outstanding at December 27, 1997:

                                    Options Outstanding
                                    -------------------
   Range of Exercise                                 Weighted Average  Weighted Average
              Prices   Number Outstanding       Remaining Contractual    Exercise Price
           Per Share        Dec. 27, 1997                Life (years)         Per Share
   -----------------   ------------------       ---------------------  ----------------
   $14.625 - $22.531              120,500              6.0                    $   18.53
   $22.532 - $32.250              361,000              7.6                    $   27.17
                         ----------------
   $14.625 - $32.250              481,500              7.2                    $   25.01
                         ================

                                    Options Exercisable
                                    -------------------
               Range of Exercise                Number    Weighted Average
                          Prices           Outstanding      Exercise Price
                       Per Share         Dec. 27, 1997           Per Share
               -----------------      ----------------    ----------------
                $14.625 - $22.531               94,800          $   18.47
                $22.532 - $32.250              182,000          $   26.73
                                       ----------------
                $14.625 - $32.250              276,800          $   23.90
                                       ================

The Company accounts for its stock option plans using the intrinsic value method as prescribed in Accounting Principal Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for the Company's stock option plans been determined using the fair value at grant date method as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", the effect on net income and earnings per common share for the fiscal year would have been $378,000, or $0.03 per common share, in 1997, $270,000, or $0.02 per common share, in 1996 and $91,000, or $0.01 per common share, in 1995.

Options to purchase 166,500 shares of common stock at a weighted average exercise price of $29.34 per share were outstanding during 1997 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

(10) Shareholders' Equity

During 1997, Landstar purchased 821,400 shares of its common stock at a total cost of $20,980,000 pursuant to previously announced stock purchase programs. As of December 27, 1997, Landstar may purchase up to an additional 857,600 shares of its common stock in order to complete its most recently authorized stock purchase program.

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

(11) Segment Information

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", which requires a company to report certain financial information about its operating segments. The Company implemented SFAS No. 131 for fiscal year 1997.

Under the provisions of SFAS No. 131, the Company determined it has four reportable business segments. These are the carrier segment, multimodal segment, company-owned tractor segment and insurance segment. The carrier segment provides truckload transportation for a wide range of general commodities over irregular routes with its fleet of dry and specialty vans and unsided trailers, including flatbed, drop deck and specialty.
The carrier segment markets its services primarily through independent commission sales agents and utilizes tractors provided by independent contractors. Transportation services provided by the multimodal segment include the arrangement of intermodal moves, contract logistics, truck brokerage, short-to-long haul movement of containers by truck and emergency and expedited air freight and truck services. The multimodal segment markets its services through independent commission sales agents and utilizes capacity provided by independent contractors. The nature of the carrier and multimodal segments' business is such that a significant portion of their operating costs vary directly with revenue. The company-owned tractor segment transports truckload freight over short and medium length regional traffic lanes and primarily markets its services through an employee sales force and primarily utilizes company-owned and employee-driven tractors. The insurance segment reinsures certain property, casualty, and occupational accident risks of certain independent contractors who have contracted to haul freight for Landstar. In addition, the insurance segment provides certain property and casualty insurance directly to Landstar's other segments. The insurance segment began operations in March 1997.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates a segment's performance based on operating income.

Inter-segment revenue for transactions between the carrier, multimodal and company-owned tractor segments are based on quoted rates which are believed to approximate the cost that would have been incurred had similar services been obtained from an unrelated third party. Inter-segment revenue between the insurance segment and the carrier, multimodal and company-owned tractor segments is calculated at the beginning of each fiscal period based on an actuarial calculation of historical loss experience and is believed to approximate the cost that would have been incurred had similar insurance been obtained from an unrelated third party.

No single customer accounts for more than 10% of consolidated revenue. Substantially all of the Company's revenue is generated in the United States.

The following tables summarize information about the Company's reportable business segments as of and for the fiscal years ending December 27, 1997, December 28, 1996 and December 30, 1995 (in thousands):

1997                                                 Company-
                                                      owned
                             Carrier    Multimodal   Tractor    Insurance    Other      Total
External revenue          $  945,330   $  255,041  $  93,393   $  18,940               $1,312,704
Internal revenue              39,453          968      6,785      15,452                   62,658
Interest income                                                     (468)                    (468)
Interest expense, net                                                        $ 5,070        5,070
Depreciation and
  amortization                 6,334        1,285      9,564                   3,735       20,918
Restructuring costs            1,244          154        (83)                  1,849        3,164
Operating income              62,280        5,355        849       8,933     (30,247)      47,170

Expenditures on
  long-lived assets            6,082          861        850                   2,001        9,794

Total assets                 192,143       64,055     68,791      21,538      10,652      357,179


1996                                                 Company-
                                                      owned
                             Carrier    Multimodal   Tractor    Insurance    Other      Total
External revenue          $  905,472    $ 224,384  $ 153,945                           $1,283,801
Internal revenue              37,479        1,160      6,956                               45,595
Interest expense, net                                                        $ 7,547        7,547
Depreciation and
  amortization                 9,583        1,310     10,213                   2,921       24,027
Restructuring costs            4,675                   1,326                   1,262        7,263
Operating income              57,031        4,584      1,543                 (23,261)      39,897

Expenditures on
  long-lived assets            7,930          906      2,819                   1,198       12,853
Capital lease additions       12,828                   7,045                     817       20,690
Total assets                 212,034       56,547     85,526                  16,694      370,801




1995                                                 Company-
                                                      owned
                             Carrier    Multimodal   Tractor    Insurance    Other      Total
External revenue           $ 852,235    $ 202,413  $ 150,019                           $1,204,667
Internal revenue              30,874          563      9,238                               40,675
Interest expense, net                                                        $ 7,552        7,552
Depreciation and
  amortization                 8,471        1,086      9,554                   1,730       20,841
Operating income              70,307        1,497      4,581                 (26,377)      50,008

Expenditures on
  long-lived assets            1,889          785      3,197                   1,415        7,286
Capital lease additions        9,796                  18,770                               28,566
Total assets                 189,414       49,987     97,098                  16,580      353,079



(12) Commitments and Contingencies

At December 27, 1997, the Company had commitments for letters of credit outstanding in the amount of $24,659,000, primarily as collateral for estimated insurance claims. The commitments for letters of credit outstanding include $17,659,000 under the Second Amended and Restated Credit Agreement and $7,000,000 secured by assets deposited with a financial institution.

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

Independent Auditors' Report
----------------------------
Landstar System, Inc. and Subsidiary


The Board of Directors and Shareholders
Landstar System, Inc.:


We have audited the accompanying consolidated balance sheets of Landstar System, Inc. and subsidiary as of December 27, 1997 and December 28, 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended December 27, 1997, December 28, 1996 and December 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landstar System, Inc. and subsidiary as of December 27, 1997 and December 28, 1996, and the results of their operations and their cash flows for the fiscal years ended December 27, 1997, December 28, 1996 and December 30, 1995 in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Stamford, Connecticut
February 10, 1998

                     LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           QUARTERLY FINANCIAL DATA
                (Dollars in thousands, except per share amounts)

                                   Fourth        Third         Second        First
                                   Quarter       Quarter       Quarter       Quarter
                                    1997          1997          1997 (1)      1997 (1)
                                 ----------    ----------    ----------    ----------
Revenue                          $  347,153    $  326,311    $  333,682    $  305,558
                                 ==========    ==========    ==========    ==========
Operating income                 $   14,063    $   13,965    $   12,523    $    6,619
                                 ----------    ----------    ----------    ----------
Income before income taxes       $   13,241    $   13,046    $   11,101    $    5,180
Income taxes                          5,561         5,481         4,661         2,175
                                 ----------    ----------    ----------    ----------
Net income                       $    7,680    $    7,565    $    6,440    $    3,005
                                 ==========    ==========    ==========    ==========
Earnings per common share (2)    $     0.63    $     0.60    $     0.51    $     0.24
                                 ==========    ==========    ==========    ==========
Diluted earnings per share (2)   $     0.62    $     0.60    $     0.51    $     0.24
                                 ==========    ==========    ==========    ==========
                                   Fourth        Third         Second        First
                                   Quarter       Quarter       Quarter       Quarter
                                    1996 (3)      1996          1996          1996
                                 ----------    ----------    ----------    ----------
Revenue                          $  329,017    $  330,195    $  329,112    $  295,477
                                 ==========    ==========    ==========    ==========
Operating income                 $    3,185    $   15,261    $   14,118    $    7,333
                                 ----------    ----------    ----------    ----------
Income before income taxes       $    1,547    $   13,325    $   12,067    $    5,411
Income taxes                            484         5,631         5,053         2,257
                                 ----------    ----------    ----------    ----------
Net income                       $    1,063    $    7,694    $    7,014    $    3,154
                                 ==========    ==========    ==========    ==========
Earnings per common share (2)    $     0.08    $     0.60    $     0.55    $     0.25
                                 ==========    ==========    ==========    ==========
Diluted earnings per share (2)   $     0.08    $     0.60    $     0.54    $     0.25
                                 ==========    ==========    ==========    ==========

(1) Includes pre-tax restructuring costs of $1,985 and $1,179 in the second and first quarters, respectively. After deducting related income tax benefits of $834 and $495 in the second and first quarters, respectively, the restructuring costs reduced net income by $1,151, or $0.09 per common share, in the 1997 second quarter, and $684, or $0.05 per common share, in the 1997 first quarter.

(2) Due to the changes in the number of average common shares and common stock equivalents outstanding during the year, earnings per share amounts for each quarter do not necessarily add to the earnings per share amounts for the full year.

(3) Includes pre-tax restructuring costs of $7,263. After deducting related income tax benefits of $3,014, the restructuring costs reduced net income by $4,249, or $0.33 per common share.
                                       76

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                              SELECTED CONSOLIDATED FINANCIAL DATA
                        (Dollars in thousands, except per share amounts)

                                                             Fiscal Year
                                    --------------------------------------------------------------
                                       1997         1996          1995         1994          1993
Income Statement Data:
Revenue                           $1,312,704    $1,283,801     $1,204,667  $  984,359   $  780,520
Costs and expenses:
 Purchased transportation            923,654       885,500        813,003     653,076      500,368
 Drivers' wages and benefits          28,010        41,210         47,970      38,287       37,124
 Fuel and other operating costs       48,733        70,207         67,861      53,627       55,376
 Insurance and claims                 47,993        36,495         37,816      35,413       30,314
 Commissions to agents and brokers    99,848        87,935         73,974      61,542       45,965
 Selling, general and administrative  93,214        91,267         93,194      83,143       68,390 (3)
 Depreciation and amortization        20,918        24,027         20,841      13,509       12,759
 Restructuring costs                   3,164         7,263
                                  ----------    ----------     ----------   ---------   ----------
   Total costs and expenses        1,265,534     1,243,904      1,154,659     938,597      750,296
                                  ----------    ----------     ----------   ---------   ----------
Operating income                      47,170        39,897         50,008      45,762       30,224
Interest and debt expense, net         4,602         7,547          7,552       4,134        5,711
                                  ----------    ----------     ----------   ---------   ----------
Income before income taxes and
     extraordinary loss               42,568        32,350         42,456      41,628       24,513
Income taxes                          17,878        13,425         17,494      17,221       10,955
                                  ----------    ----------     ----------  ----------   ----------
Income before extraordinary loss      24,690        18,925         24,962      24,407       13,558
Extraordinary loss                                                                          (1,830)(4)
                                  ----------    ----------     ----------  ----------   ----------
Net income                        $   24,690(1) $   18,925 (2) $   24,962  $   24,407   $   11,728
                                  ==========    ==========     ==========  ==========   ==========
Earnings per common share:
 Income before extraordinary loss $     1.97(1) $     1.48 (2) $     1.95  $     1.90   $     1.14 (3)
 Extraordinary loss                                                                          (0.15)(4)
                                  ==========    ==========     ==========  ==========   ==========
 Earnings per common share        $     1.97(1) $     1.48 (2) $     1.95  $     1.90   $     0.99 (3)(5)
                                  ==========    ==========     ==========  ==========   ==========
Diluted earnings per share:
 Income before extraordinary loss $     1.96    $     1.47     $     1.94  $     1.89   $     1.12
 Extraordinary loss                                                                          (0.15)
                                  ----------    ----------     ----------  ----------   ----------
 Diluted earnings per share       $     1.96    $     1.47     $     1.94  $     1.89   $     0.97
                                  ==========    ==========     ==========  ==========   ==========
                                    Dec. 27,      Dec. 28,       Dec. 30,    Dec. 31,     Dec. 25,
                                      1997          1996           1995         1994        1993
                                   ---------     ---------     ---------    ---------    ---------
Balance Sheet Data:
Total assets                       $ 357,179     $ 370,801      $ 353,079   $ 267,084    $ 219,412
Long-term debt, including
 current maturities                   50,446        90,396         93,867      43,680       48,074
Shareholders' equity                 151,696       147,557        128,396     105,161       80,754

                                       77

(1) After deducting related income tax benefits of $1,329, the restructuring costs reduced net income by $1,835, or $0.15 per common share.

(2) After deducting related income tax benefits of $3,014, the restructuring costs reduced net income by $4,249, or $0.33 per common share.

(3) Included in selling, general and administrative costs in 1993 are one-time charges in the amount of $1,200 for the termination of consulting and management services agreements with two parties-in-interest. After deducting related income tax benefits of $504, these charges reduced earnings per common share by $0.06.

(4) Represents the after-tax loss on the early extinguishment of the Company's 14% senior subordinated notes.

(5) If the initial public offering and the redemption of the Company's 14% senior subordinated notes had taken place at the beginning of 1993, earnings per common share for 1993 would have been $1.16.