Form 10-K, Exhibit 13
period 1998-12-26
LANDSTAR SYSTEM INC
filed 1999-03-24
CIK 853816

36

                                                             EXHIBIT   13.1

                   LANDSTAR SYSTEM, INC. AND SUBSIDIARY
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Introduction

Landstar System, Inc. and its subsidiary, Landstar System Holdings, Inc. ("Landstar" or the "Company"), provide transportation services to a variety of market niches throughout the United States and to a lesser extent in Canada and between the United States and Canada and Mexico through its operating subsidiaries which employ different operating strategies. Under the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information," the Company determined it has three reportable business segments. These are the carrier, multimodal and insurance segments.

The carrier segment consists of Landstar Ranger, Inc. ("Landstar Ranger"), Landstar Inway, Inc. ("Landstar Inway") and Landstar Ligon, Inc. ("Landstar Ligon"). The carrier segment provides truckload transportation for a wide range of general commodities over irregular routes with its fleet of dry and specialty vans and unsided trailers, including flatbed, drop deck and specialty. The carrier segment markets its services primarily through independent commission sales agents and utilizes tractors provided by independent contractors. The nature of the carrier segment's business is such that a significant portion of its operating costs varies directly with revenue. The carrier segment's revenue represented 76%, 77% and 80% of Landstar's consolidated revenue in 1998, 1997 and 1996, respectively.

The multimodal segment is comprised of Landstar Logistics, Inc. ("Landstar Logistics") and Landstar Express America, Inc. ("Landstar Express America"). Transportation services provided by the multimodal segment include the arrangement of intermodal moves, contract logistics, truck brokerage, short-to-long haul movement of containers by truck and emergency and expedited air freight and truck services. The multimodal segment markets its services through independent commission sales agents and utilizes capacity provided by independent contractors, including railroads and air cargo carriers. The nature of the multimodal segment's business is such that a significant portion of its operating costs also varies directly with revenue. The multimodal segment's revenue represented 22%, 21% and 20% of Landstar's consolidated revenue in 1998, 1997 and 1996, respectively.

The insurance segment is comprised of Signature Insurance Company ("Signature"), a wholly-owned offshore insurance subsidiary that was formed in March 1997, and Risk Management Claim Services, Inc. The insurance segment provides risk and claims management services to Landstar's operating companies. In addition, it reinsures certain property, casualty and occupational accident risks of certain independent contractors who have contracted to haul freight for Landstar and provides certain property and casualty insurance directly to Landstar's operating subsidiaries. The insurance segment's revenue represented 2% of Landstar's consolidated revenue in both 1998 and 1997.

On August 22, 1998, Landstar Poole, Inc. ("Landstar Poole"), a wholly-owned subsidiary of Landstar which comprised the entire company-owned tractor segment, completed the sale of all of its tractors and trailers, certain operating assets and the Landstar Poole business to Schneider National, Inc. for approximately $40,435,000 in cash. Accordingly, the financial results of this segment have been reported as discontinued operations in the accompanying financial statements.

During the fourth quarter of 1996, the Company announced a plan to restructure the Landstar T.L.C., Inc. ("Landstar T.L.C.") operations, in addition to the relocation of its Shelton, Connecticut corporate office headquarters to Jacksonville, Florida in the second quarter of 1997. In accordance with the restructuring plan, the operations of Landstar T.L.C. were merged into Landstar Inway and the Company recorded $3,247,000 and $5,937,000 of restructuring costs during the 1997 and 1996 periods, respectively. The restructuring was substantially completed by June 28, 1997.

Purchased transportation represents the amount an independent contractor is paid to haul freight and is primarily based on a contractually agreed-upon percentage of revenue generated by the haul for truck capacity provided by independent contractors. Purchased transportation for the intermodal services operations and the air freight operations of the multimodal segment is based on a contractually agreed-upon fixed rate. Purchased transportation as a percentage of revenue for the intermodal services operations is normally higher than that of Landstar's other transportation operations. Purchased transportation is the largest component of costs and expenses and, on a consolidated basis, increases or decreases in proportion to the revenue generated through independent contractors. Commissions to agents and brokers are primarily based on contractually agreed-upon percentages of revenue at the carrier segment and of gross profit at the multimodal segment. Commissions to agents and brokers as a percentage of consolidated revenue will vary directly with revenue generated through independent commission sales agents. Both purchased transportation and commissions to agents and brokers generally will also increase or decrease as a percentage of the Company's consolidated revenue if there is a change in the percentage of revenue contributed by Signature or by the intermodal services operations or the air freight operations of the multimodal segment.

Trailer rent and maintenance costs are the largest components of other operating costs.

Potential liability associated with accidents in the trucking industry is severe and occurrences are unpredictable. A material increase in the frequency or severity of accidents or workers' compensation claims or the unfavorable development of existing claims can be expected to adversely affect Landstar's operating income.

Employee compensation and benefits account for over half of the Company's selling, general and administrative expense. Other significant components of selling, general and administrative expense are communications costs and rent expense.

Depreciation and amortization primarily relates to depreciation of trailers and management information services equipment.

The following table sets forth the percentage relationships of expense items to revenue for the periods indicated:

                                                      Fiscal Years
                                                ------------------------
                                                  1998     1997     1996
                                                 ------   ------   ------
Revenue                                          100.0%   100.0%   100.0%
Investment income                                  0.1

Costs and expenses:
    Purchased transportation                      74.0     73.7     73.2
    Commissions to agents and brokers              7.9      8.1      7.5
    Other operating costs                          2.1      2.7      4.6
    Insurance and claims                           3.1      3.5      2.6
    Selling, general and administrative            7.4      7.0      7.0
    Depreciation and amortization                  0.8      0.9      1.2
    Restructuring costs                                     0.3      0.5
                                                ------   ------   ------
      Total costs and expenses                    95.3     96.2     96.6
                                                ------   ------   ------
Operating income                                   4.8      3.8      3.4
Interest and debt expense                          0.3      0.2      0.4
                                                ------   ------   ------
Income from continuing operations
    before income taxes                            4.5      3.6      3.0
Income taxes                                       1.8      1.5      1.2
                                                ------   ------   ------
Income from continuing operations                  2.7      2.1      1.8
Discontinued operations, net of
    income taxes                                  (1.8)    (0.1)    (0.1)
                                                ------   ------   ------
Net income                                         0.9%     2.0%     1.7%
                                                ======   ======   ======

FISCAL YEAR ENDED DECEMBER 26, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 27, 1997

Revenue for the fiscal year 1998 was $1,283,607,000, an increase of $64,296,000, or 5.3%, over revenue for the 1997 fiscal year. The increase was attributable to higher revenue at the carrier, multimodal and insurance segments of $36,097,000, $22,958,000 and $5,241,000, respectively. Overall, revenue per revenue mile (price) increased approximately 3%, which reflected improved freight quality, and revenue miles (volume) increased approximately 1%. The increase in revenue over the prior year at the insurance segment was primarily attributable to the establishment of Signature in March 1997.

Purchased transportation was 74.0% of revenue in 1998 compared with 73.7% in 1997. Other operating costs were 2.1% of revenue in 1998 compared with 2.7% in 1997. The increase in purchased transportation and decrease in other operating costs as a percentage of revenue was primarily attributable to the elimination of company-owned tractors as part of the Landstar T.L.C. restructuring. Commissions to agents and brokers were 7.9% of revenue in 1998 compared with 8.1% in 1997 primarily due to a decrease in the percentage of revenue contributed by the intermodal services operations of the multimodal segment and increased premium revenue at the insurance segment. Insurance and claims were 3.1% of revenue in 1998 compared with 3.5% in 1997 primarily due to the favorable development of prior year claims in 1998 and favorable frequency and severity of accidents. Excluding the effects of the insurance programs available to the Company's independent contractors which Signature reinsures, insurance and claims were 2.2% of revenue in 1998 and 2.7% in 1997.
Selling, general and administrative costs were 7.4% of revenue in 1998 and 7.0% in 1997. The increase in selling, general and administrative costs as a percentage of revenue was due to a higher provision for bonuses under the Company's incentive compensation plan, increased management information services costs, an increased provision for customer bad debts and one time costs of $560,000 attributable to the relocation of Landstar Express America from Charlotte, North Carolina to Jacksonville, Florida.

On December 18, 1996, the Company announced a plan to restructure its Landstar T.L.C. operations, in addition to the relocation of its Shelton, Connecticut corporate office headquarters to Jacksonville, Florida in the second quarter of 1997. Accordingly, the Company recorded $3,247,000 of restructuring costs during the 1997 period. The restructuring was substantially completed by June 28, 1997.

Interest and debt expense was 0.3% of revenue in 1998 and 0.2% in 1997.
This increase was primarily attributable to the effect of higher average borrowings on the senior credit facility, which were used to finance a portion of the Company's stock purchase program, partially offset by reduced capital lease obligations.

The provisions for income taxes from continuing operations for the 1998 and 1997 fiscal years were based on effective income tax rates of approximately 40.5% and 41.7%, respectively, which are higher than the statutory federal income tax rate primarily as a result of state income taxes, amortization of certain goodwill and the meals and entertainment exclusion. At December 26, 1998, the valuation allowance of $658,000 was attributable to deferred state income tax benefits, which primarily represented state operating loss carryforwards at one subsidiary. The valuation allowance and goodwill were reduced by $52,000 for state operating loss carryforwards utilized in 1998. The valuation allowance and goodwill will be further reduced by $630,000 when realization of deferred state income tax benefits becomes likely.
The Company believes that deferred income tax benefits, net of the valuation allowance, are more likely than not to be realized because of the Company's ability to generate future taxable earnings.

Income from continuing operations was $34,481,000, or $3.13 per common share, in 1998 compared with $25,428,000, or $2.03 per common share, in 1997. Including the dilutive effect of the Company's stock options, diluted earnings per share from continuing operations was $3.10 in 1998 and $2.02 in 1997. Excluding restructuring costs, income from continuing operations for 1997 would have been $27,321,000, or $2.18 per common share ($2.17 diluted earnings per share).

The loss from discontinued operations of $22,589,000, or $2.05 per common share ($2.03 diluted loss per share), in 1998, included a loss on sale of $21,489,000, net of income tax benefits of $2,511,000, and a loss from operations of $1,100,000, net of income tax benefits of $597,000. The loss from discontinued operations for 1997 was $738,000, net of income tax benefits of $310,000, or $0.06 per common share ($0.06 diluted loss per share).

Net income was $11,892,000, or $1.08 per common share, in 1998 compared with $24,690,000, or $1.97 per common share, in the prior year. Including the dilutive effect of the Company's stock options, diluted earnings per share was $1.07 in 1998 and $1.96 in 1997.

FISCAL YEAR ENDED DECEMBER 27, 1997 COMPARED TO FISCAL YEAR ENDED DECEMBER 28, 1996

Revenue for the fiscal year 1997 was $1,219,311,000, an increase of $89,455,000, or 7.9%, over revenue for the prior year. The increase was attributable to higher revenue at the carrier and multimodal segments of $39,858,000 and $30,657,000, respectively, and premium revenue of $18,940,000 generated by the insurance segment. Overall, revenue miles increased approximately 4% and revenue per revenue mile increased approximately 2%. During 1997, revenue generated through independent contractors, including railroads and air cargo carriers, was 98.0% of consolidated revenue compared with 96.7% in 1996.

Purchased transportation was 73.7% of revenue in 1997 compared with 73.2% in 1996. Other operating costs were 2.7% of revenue in 1997 compared with 4.6% in 1996. The increase in purchased transportation and decrease in other operating costs as a percentage of revenue was primarily attributable to an increase in the percentage of revenue generated through independent contractors due to the elimination of company-owned tractors as a result of the Landstar T.L.C. restructuring. Commissions to agents and brokers were 8.1% of revenue in 1997 compared with 7.5% in 1996 due to an increase in the percentage of revenue generated through independent commission sales agents. Insurance and claims were 3.5% of revenue in 1997 compared with 2.6% in 1996 due to the effects of insurance programs available to the Company's independent contractors which Signature reinsures. Excluding the premium revenue and insurance and claims expense related to the above reinsurance programs, insurance and claims as a percentage of revenue was 2.7% in 1997. Selling, general and administrative costs were 7.0% of revenue in both 1997 and 1996. Depreciation and amortization was 0.9% of revenue in 1997 compared with 1.2% of revenue in 1996 primarily due to the elimination of company-owned tractors related to the Landstar T.L.C. restructuring.

Interest and debt expense was 0.2% of revenue in 1997 and 0.4% in 1996.
This decrease was primarily attributable to the effect of lower average borrowings on the senior credit facility and reduced capital lease obligations.

The provisions for income taxes from continuing operations for the 1997 and 1996 fiscal years were based on effective income tax rates of approximately 41.7% and 41.0%, respectively, which are higher than the statutory federal income tax rate primarily as a result of state income taxes, amortization of certain goodwill and the meals and entertainment exclusion. The valuation allowance and goodwill were reduced by $106,000 for state operating loss carryforwards utilized in 1997.


Income from continuing operations was $25,428,000, or $2.03 per common share, in 1997 compared with $19,647,000, or $1.54 per common share, in 1996. Including the dilutive effect of the Company's stock options, diluted earnings per share from continuing operations was $2.02 in 1997 and $1.53 in 1996. Excluding restructuring costs, income from continuing operations for 1997 and 1996 would have been $27,321,000, or $2.18 per common share ($2.17 diluted earnings per share), and $23,150,000, or $1.81 per common share ($1.80 diluted earnings per share), respectively.

The loss from discontinued operations was $738,000, or $0.06 per common share ($0.06 diluted loss per share), for 1997. The loss from discontinued operations for 1996 was $722,000, or $0.06 per common share ($0.06 diluted loss per share).

Net income was $24,690,000, or $1.97 per common share, in 1997 compared with $18,925,000, or $1.48 per common share, in the prior year. Including the dilutive effect of the Company's stock options, diluted earnings per share was $1.96 in 1997 and $1.47 in 1996.

CAPITAL RESOURCES AND LIQUIDITY

On October 10, 1997, Landstar renegotiated its existing Credit Agreement with a syndicate of banks and The Chase Manhattan Bank, as administrative agent (the "Second Amended and Restated Credit Agreement"). The Second Amended and Restated Credit Agreement provides $200,000,000 of borrowing capacity, consisting of $150,000,000 of revolving credit (the "Working Capital Facility") and $50,000,000 of revolving credit available to finance acquisitions (the "Acquisition Facility"). $50,000,000 of the total borrowing capacity under the Working Capital Facility may be utilized in the form of letter of credit guarantees. At December 26, 1998, Landstar had commitments for letters of credit outstanding in the amount of $24,592,000, $17,592,000 of which were supported by the Second Amended and Restated Credit Agreement, primarily as collateral for estimated insurance claims. The Second Amended and Restated Credit Agreement expires on October 10, 2002.

Borrowings under the Second Amended and Restated Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by The Chase Manhattan Bank, (b) the three month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to The Chase Manhattan Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of the Company's Leverage Ratio, as defined in the Second Amended and Restated Credit Agreement. As of December 26, 1998, the margin was equal to 32/100 of 1%. The unused portion of the Second Amended and Restated Credit Agreement carries a commitment fee determined based on the level of the Leverage Ratio, as therein defined. As of December 26, 1998, the commitment fee for the unused portion of the Second Amended and Restated Credit Agreement was 0.100%. At December 26, 1998, the weighted average interest rate on borrowings outstanding under the Acquisition Facility was 5.69%. Based on the borrowing rates in the Second Amended and Restated Credit Agreement and the repayment terms, the fair value of the outstanding borrowings under the Acquisition Facility was estimated to approximate carrying value.

The Second Amended and Restated Credit Agreement contains a number of covenants that limit, among other things, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Second Amended and Restated Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the

Second Amended and Restated Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Landstar exceeded the required Interest Charge Coverage level by $4,600,000 at December 26, 1998.

The Second Amended and Restated Credit Agreement provides a number of events of default related to a person or group acquiring 25% or more of the outstanding capital stock of the Company or obtaining the power to elect a majority of the Company's directors.

Borrowings under the Second Amended and Restated Credit Agreement are unsecured, however, the Company and all but one of Landstar System Holdings, Inc.'s ("LSHI") subsidiaries guarantee LSHI's obligations under the Second Amended and Restated Credit Agreement.

Shareholders' equity was $111,848,000, or 76% of total capitalization, at December 26, 1998, compared with $151,696,000, or 75% of total capitalization, at December 27, 1997. The reduction in shareholders' equity was a result of the purchase of 1,702,600 shares of the Company's common stock at a total cost of $53,229,000 offset by 1998 net income.
Long-term debt including current maturities was $34,440,000 at December 26, 1998, $16,006,000 lower than at December 27, 1997. Working capital and the ratio of current assets to current liabilities were $75,670,000 and 1.53 to 1, respectively, at December 26, 1998, compared with $79,051,000 and 1.57 to 1, respectively, at December 27, 1997. Landstar has historically operated with current ratios approximating 1.5 to 1. Cash provided by operating activities from continuing operations was $53,363,000 in 1998 compared with $58,480,000 in 1997. During the 1998 fiscal year, Landstar purchased $7,185,000 of operating property and acquired $12,902,000 of revenue equipment by entering into capital leases. Landstar anticipates it will acquire approximately $30,000,000 of operating property during fiscal year 1999 either by purchase or by lease financing.

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

The Company is aware of the issues associated with the programming code in its existing computer systems in order for the systems to recognize date sensitive information when the year changes to 2000. The Company believes it has identified all of its information technology ("IT") and non-information technology ("non-IT") systems which require change to ensure all of its systems will be year 2000 compliant. The Company plans to replace all non-IT systems that are not year 2000 compliant with year 2000 compliant systems prior to year-end 1999. The Company is utilizing in-house staff, with third party assistance, to convert its IT systems to year 2000 compliance. The Company believes that its pricing, billing and settlement systems are critical to the Company's operations. These systems enable the Company to invoice customers and pay independent contractors and commission sales agents properly. The operating subsidiaries comprising the multimodal segment are already year 2000 compliant. Several years ago the Company began to implement a strategy to standardize the carrier group's critical IT systems using the Landstar Ranger system as the base. The critical IT systems of Landstar Ranger, whose revenue represents 43% of the carrier segment's revenue, have been reprogrammed to be year 2000 compliant. The Company has successfully tested each of the major subsystems independently and intends to perform an additional system-wide comprehensive test during the third quarter of 1999. As part of its ongoing system development, the Company is in the process of converting the critical IT systems of Landstar Ligon, whose revenue represents approximately 22% of the carrier segment's revenue, to the same systems as Landstar Ranger. This conversion is expected to be completed by July 1999. Landstar Inway, the remaining operating company in the carrier segment, has successfully converted approximately 55% of its critical IT systems and expects to complete the project by May 1999. In addition, as part of the overall standardization plan, the Company intends to convert all of its operating companies to a generic, year 2000 compliant general ledger and accounts payable software system during 1999.

As part of the Company's comprehensive review of its systems, it is continuing to verify the year 2000 readiness of third parties (customers and vendors) who provide services that are material to the Company's operations. The Company is currently communicating with its material vendors and customers to assess their year 2000 readiness and will continue to monitor their progress throughout 1999.

The vast majority of the changes necessary to make the Company's IT systems year 2000 compliant were incurred as part of ongoing system development or as part of a Company-wide strategy to standardize computer systems. As such, management has not separately quantified the cost of year 2000 compliance. However, management estimates the total cost of third party assistance for year 2000 compliance will approximate $500,000, of which approximately $300,000 has been incurred. Although management expects the cost of maintaining and upgrading the Company's computer systems to increase over the next few years compared to prior years, management does not believe that the future costs of maintaining and upgrading Landstar's computer systems will have a material adverse effect on the results of operations.

The Company's contingency plan for Landstar Inway, which is still in the process of converting its critical IT systems, is to accelerate the transfer of data processing information to the Landstar Ranger based system. In the event the Company determines that one or more of its material vendors will not become year 2000 compliant, the Company's contingency plan is to select alternative vendors or implement alternate procedures for an interim period.

The Company believes that the year 2000 project will be completed in sufficient time to ensure that transactions affecting the year 2000 will be properly recognized by the revised programming code. Failure to complete the year 2000 project, both internal and the readiness of third party vendors, could have a material adverse effect on the Company's future operating results or financial condition.

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

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities." This Statement, effective for fiscal years beginning after June 15, 1999, establishes standards for reporting and display of derivative investments and for hedging activities. Management believes that upon adoption of this Statement, Landstar's financial statements will not be affected, considering the nature of the transactions the Company routinely enters into.

FORWARD-LOOKING STATEMENTS

The Company has included various statements in Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be considered as forward-looking statements of expected future results of operations or events. Such statements, based upon management's interpretation of currently available information, are subject to risks and uncertainties that could cause future financial results or events to differ materially from those which are presented. Such risks and factors which are outside of the Company's control include general economic conditions, competition in the transportation industry, governmental regulation, the Company's ability to recruit and retain qualified independent contractors, fuel prices, adverse weather conditions and the conversion of the Company's or its vendors' critical IT systems to year 2000 compliance.

SEASONALITY

Landstar's operations are subject to seasonal trends common to the trucking industry. Results of operations for the quarter ending in March are typically lower than the quarters ending June, September and December due to reduced shipments and higher operating costs in the winter months.

                         LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share amounts)

                                                           December 26,    December 27,
                                                                   1998            1997
                                                            -----------     -----------
ASSETS
Current assets:
    Cash                                                       $ 26,681        $ 17,994
    Short-term investments                                                        3,012
    Trade accounts receivable, less allowance
      of $6,428 and $5,957                                      172,471         176,785
    Other receivables, including advances to independent
      contractors, less allowance of $4,007
        and $4,009                                               13,980          12,599
    Prepaid expenses and other current assets                     5,428           7,832
                                                               --------        --------
      Total current assets                                      218,560         218,222
                                                               --------        --------
Operating property, less accumulated depreciation
       and amortization of $29,603 and $50,301                   46,958          81,258
Goodwill, less accumulated amortization of $6,561
       and $8,818                                                34,949          53,289
Deferred income taxes and other assets                           13,198           4,410
                                                               --------        --------
Total assets                                                   $313,665        $357,179
                                                               ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Cash overdraft                                             $ 14,746        $ 12,475
    Accounts payable                                             50,624          50,394
    Current maturities of long-term debt                          4,708          14,228
    Insurance claims                                             29,873          28,247
    Accrued compensation                                          9,881           5,392
    Other current liabilities                                    33,058          28,435
                                                               --------        --------
      Total current liabilities                                 142,890         139,171
                                                               --------        --------
Long-term debt, excluding current maturities                     29,732          36,218
Insurance claims                                                 29,195          27,890
Deferred income taxes                                                             2,204
Shareholders' equity:
    Common stock, $.01 par value, authorized 20,000,000
      shares, issued 13,041,574 shares and
        12,900,974 shares                                           130             129
    Additional paid-in capital                                   65,198          62,169
    Retained earnings                                           124,237         112,345
    Cost of 2,618,041 and 915,441 shares of common
      stock in treasury                                         (76,176)        (22,947)
    Notes receivable arising from exercise of stock options      (1,541)
                                                               --------        --------
      Total shareholders' equity                                111,848         151,696
                                                               --------        --------
Total liabilities and shareholders' equity                     $313,665        $357,179
                                                               ========        ========
See accompanying notes to consolidated financial statements.
                                       48

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF INCOME
                       (Dollars in thousands, except per share amounts)

                                                           Fiscal Years Ended
                                               December 26,  December 27,  December 28,
                                                       1998          1997          1996
                                               ------------  ------------  ------------
Revenue                                        $  1,283,607  $  1,219,311  $  1,129,856
Investment income                                     1,689

Costs and expenses:
   Purchased transportation                         950,343       898,746       826,822
   Commissions to agents and brokers                101,409        98,425        84,768
   Other operating costs                             27,516        32,747        51,385
   Insurance and claims                              39,388        42,885        29,774
   Selling, general and administrative               95,028        85,586        79,002
   Depreciation and amortization                     10,158        11,354        13,814
   Restructuring costs                                              3,247         5,937
                                               ------------  ------------  ------------
      Total costs and expenses                    1,223,842     1,172,990     1,091,502
                                               ------------  ------------  ------------
Operating income                                     61,454        46,321        38,354
Interest and debt expense                             3,503         2,705         5,032
                                               ------------  ------------  ------------
Income from continuing operations before
   income taxes                                      57,951        43,616        33,322
Income taxes                                         23,470        18,188        13,675
                                               ------------  ------------  ------------
Income from continuing operations                    34,481        25,428        19,647

Discontinued operations, net of
   income taxes                                     (22,589)         (738)         (722)
                                               ------------  ------------  ------------
Net income                                     $     11,892  $     24,690  $     18,925
                                               ============  ============  ============

Earnings (loss) per common share:
   Income from continuing operations           $       3.13  $       2.03  $       1.54
   Loss from discontinued operations                  (2.05)        (0.06)        (0.06)
                                               ------------  ------------  ------------
   Earnings per common share                   $       1.08  $       1.97  $       1.48
                                               ============  ============  ============

Diluted earnings (loss) per share:
   Income from continuing operations           $       3.10  $       2.02  $       1.53
   Loss from discontinued operations                  (2.03)        (0.06)        (0.06)
                                               ------------  ------------  ------------
   Diluted earnings per share                  $       1.07  $       1.96  $       1.47
                                               ============  ============  ============

Average number of shares outstanding:
   Earnings per common share                     11,022,000    12,541,000    12,785,000
   Diluted earnings per share                    11,123,000    12,580,000    12,831,000


See accompanying notes to consolidated financial statements.
                                       49

                                    LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Fiscal Years Ended
                                                                       December 26,  December 27,  December 28,
                                                                               1998          1997          1996
(Dollars in thousands)                                                 ------------  ------------  ------------
OPERATING ACTIVITIES OF CONTINUING OPERATIONS
Net income                                                             $     11,892  $     24,690  $     18,925
  Adjustments to reconcile net income to net cash
       provided by operating activities of continuing operations:
    Discontinued operations                                                  22,589           738           722
    Impairment of long-lived assets                                                                       2,943
    Depreciation and amortization of operating property                       8,892         9,737        12,184
    Amortization of goodwill and non-competition agreements                   1,266         1,617         1,630
    Non-cash interest charges                                                   324           264           264
    Provisions for losses on trade and other receivables                      4,276         4,232         4,053
    Gains on sales of operating property                                       (253)         (600)         (482)
    Deferred income taxes, net                                                 (423)        5,670          (954)
    Non-cash charge in lieu of income taxes                                      52           106           190
    Changes in operating assets and liabilities,
      net of discontinued operations:
        Increase in trade and other accounts receivable                      (7,167)      (13,672)      (31,969)
        Decrease (increase) in prepaid expenses and other assets             (2,066)         (195)        1,685
        Increase in accounts payable                                          2,482        11,978         1,374
        Increase in insurance claims                                          4,531         8,492         6,867
        Increase (decrease) in other liabilities                              6,968         5,423        (3,362)
                                                                       ------------  ------------  ------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS          53,363        58,480        14,070
                                                                       ------------  ------------  ------------
 INVESTING ACTIVITIES
    Purchases of investments                                                               (4,799)
    Maturities of short-term investments                                      3,012         1,787
    Purchases of operating property                                          (7,185)       (8,944)      (10,034)
    Proceeds from sales of operating property                                 2,716        13,373         5,613
    Proceeds from sale of discontinued operations                            40,435
                                                                       ------------  ------------  ------------
 NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                            38,978         1,417        (4,421)
                                                                       ------------  ------------  ------------
 FINANCING ACTIVITIES OF CONTINUING OPERATIONS
    Increase (decrease) in cash overdraft                                     2,598          (483)          248
    Borrowings on revolving credit facility                                  15,000                      16,000
    Principal payments on long-term debt and capital lease obligations      (23,040)      (29,338)      (28,841)
    Proceeds from exercise of stock options and related income tax benefit    1,489           429           236
    Purchases of common stock                                               (53,229)      (20,980)
                                                                       ------------  ------------  ------------
 NET CASH USED BY FINANCING ACTIVITIES OF CONTINUING OPERATIONS             (57,182)      (50,372)      (12,357)
                                                                       ------------  ------------  ------------

 NET CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS                        (26,472)        4,282         3,480
                                                                       ------------  ------------  ------------
 Increase in cash                                                             8,687        13,807           772
 Cash at beginning of period                                                 17,994         4,187         3,415
                                                                       ------------  ------------  ------------
 Cash at end of period                                                 $     26,681  $     17,994  $      4,187
                                                                       ============  ============  ============
See accompanying notes to consolidated financial statements.
                                       50

                               LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           For the Fiscal Years Ended December 26, 1998,
                             December 27, 1997 and December 28, 1996
                                      (Dollars in thousands)

                                                                                                 Notes
                                                                       Treasury Stock       Receivable
                              Common Stock    Additional                   at Cost        Arising from
                           -----------------   Paid-In   Retained   -------------------    Exercise of
                            Shares    Amount   Capital   Earnings      Shares    Amount  Stock Options     Total
                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 30, 1995  12,871,674 $  129  $ 61,504   $ 68,730      94,041 $  (1,967)                $128,396

Net income                                                 18,925                                         18,925
Exercises of stock options
   and related income tax
    benefit                    11,200              236                                                       236
                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 28, 1996  12,882,874    129    61,740     87,655      94,041    (1,967)                 147,557

Net income                                                 24,690                                         24,690
Purchases of common stock                                             821,400   (20,980)                 (20,980)
Exercises of stock options
  and related income tax
   benefit                     18,100              429                                                       429
                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 27, 1997  12,900,974    129    62,169    112,345     915,441   (22,947)                 151,696

Net income                                                 11,892                                         11,892
Purchases of common stock                                           1,702,600   (53,229)                 (53,229)
Exercises of stock options
  and related income tax
   benefit                    140,600      1     3,029                                   $     (1,541)     1,489
                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 26, 1998  13,041,574 $  130   $65,198   $124,237   2,618,041 $ (76,176) $     (1,541)  $111,848
                           ========== ======   =======   ========   ========= =========  =============  ========

See accompanying notes to consolidated financial statements.

LANDSTAR SYSTEM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Significant Accounting Policies

Consolidation
The consolidated financial statements include the accounts of Landstar System, Inc. and its subsidiary Landstar System Holdings, Inc. ("LSHI"). Landstar System, Inc. and its subsidiary are herein referred to as "Landstar" or the "Company." Significant inter-company accounts have been eliminated in consolidation. The preparation of the consolidated financial statements requires the use of management's estimates. Actual results could differ from those estimates.

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

Income Taxes
Income tax expense is equal to the current year's liability for income taxes and a provision for deferred income taxes. Deferred tax assets and liabilities are recorded for the future tax effects attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Stock-Based Compensation
Compensation cost for the Company's stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the stock option.

Earnings Per Share
Earnings per common share amounts are based on the weighted average number of common shares outstanding and diluted earnings per share amounts are based on the weighted average number of common shares outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options.

(2) Discontinued Operations

On August 22, 1998, Landstar Poole, Inc. ("Landstar Poole"), a wholly-owned subsidiary of Landstar which comprised the entire company-owned tractor segment, completed the sale of all of its tractors and trailers, certain operating assets and the Landstar Poole business to Schneider National, Inc. for approximately $40,435,000 in cash. Accordingly, the financial results of this segment have been reported as discontinued operations in the accompanying financial statements.

The loss from discontinued operations of $22,589,000 in 1998, included a loss on sale of $21,489,000, net of income tax benefits of $2,511,000, and a loss from operations of $1,100,000, net of income tax benefits of $597,000. The loss from discontinued operations for 1997 was $738,000, net of income tax benefits of $310,000. The loss from discontinued operations for 1996 was $722,000, net of income tax benefits of $250,000. Certain liabilities of the company-owned tractor segment were retained by Landstar, primarily insurance claims, capital lease obligations and accounts payable.

The company-owned tractor segment had revenues of $58,715,000, $93,393,000 and $153,945,000 for 1998, 1997 and 1996, respectively.

(3) Restructuring Costs

On December 18, 1996, the Company announced a plan to restructure its Landstar T.L.C., Inc. ("Landstar T.L.C.") operations, in addition to the relocation of its Shelton, Connecticut corporate office headquarters to Jacksonville, Florida in the second quarter of 1997.

The plan to restructure Landstar T.L.C. included the merger of the operations of Landstar T.L.C. into Landstar Inway, Inc., the closing of the Landstar T.L.C. headquarters in St. Clair, Missouri and the disposal of all of Landstar T.L.C.'s company-owned tractors.

During the 1996 fourth quarter, the Company recorded $5,937,000 in restructuring costs, which included $2,943,000 for the impairment of certain long-lived assets, $939,000 for the early termination of certain operating leases, $747,000 for employee termination costs and $1,308,000 of other costs. Long-lived assets, having an aggregate carrying value of $14,000,000, were reduced to their estimated sales value and primarily represented revenue equipment to be sold. After deducting related income tax benefits of $2,434,000, the restructuring charge reduced net income by $3,503,000, or $0.27 per common share, in 1996.

During the first half of 1997, the Company recorded an additional $3,247,000 of restructuring costs, which included $1,647,000 for office and employee relocation and $1,600,000 of other costs. After deducting related income tax benefits of $1,354,000, the restructuring charge reduced net income by $1,893,000, or $0.15 per common share, in 1997. The restructuring was substantially completed by June 28, 1997.

 (4) Income Taxes

The provisions for income taxes from continuing operations consisted of the following (in thousands):

                                                                  Fiscal Years
                                                        ------------------------------
                                                          1998       1997       1996
                                                          ----       ----       ----
Current:
   Federal                                              $21,185    $10,375    $12,479
   State                                                  2,656      2,037      1,960
                                                        -------    -------    -------
                                                         23,841     12,412     14,439
Deferred:
   Federal                                               (1,268)     4,465       (870)
   State                                                    845      1,205        (84)
                                                         ------    -------    -------
                                                           (423)     5,670       (954)
Non-cash charge in lieu of income taxes                      52        106        190
                                                        -------    -------    -------
Income taxes                                            $23,470    $18,188    $13,675
                                                        =======    =======    =======

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities consisted of the following (in thousands):

                                                    Dec. 26, 1998     Dec. 27, 1997
                                                    -------------     -------------
Deferred tax assets:
   Receivable valuations                                $   3,263         $   2,380
   Deferred state income tax benefits                       1,396             1,100
   State net operating loss carryforwards                   1,536             4,032
   Self insured claims                                     10,383            15,094
   Compensated absences                                       493               529
   All other                                                1,532               376
                                                        ---------         ---------
                                                           18,603            23,511
   Valuation allowance                                       (658)             (710)
                                                        ---------         ---------
                                                        $  17,945         $  22,801
                                                        =========         =========
Deferred tax liabilities:
   Operating property                                   $   6,296         $  19,784
   All other                                                5,826             5,221
                                                        ---------         ---------
                                                        $  12,122         $  25,005
                                                        =========         =========

The loss from discontinued operations included a deferred tax benefit of $7,604,000 in 1998.

At December 26, 1998, the valuation allowance of $658,000 was attributable to deferred state income tax benefits, which primarily represented state operating loss carryforwards at one subsidiary. The valuation allowance and goodwill were reduced by $52,000 for state operating loss carryforwards utilized in 1998. The valuation allowance and goodwill will be further reduced by $630,000 when realization of deferred state income tax benefits becomes likely.

The following table summarizes the differences between income taxes calculated at the federal income tax rate of 35% on income from continuing operations before income taxes and the provisions for income taxes (in thousands):

                                                                  Fiscal Years
                                                        ----------------------------
                                                          1998      1997       1996
                                                          ----      ----       ----
Income taxes at federal income tax rate                 $20,283   $15,266    $11,663
State income taxes, net of federal income
   tax benefit                                            2,309     2,176      1,343
Amortization of goodwill                                    258       258        258
Meals and entertainment exclusion                           470       425        397
Other, net                                                  150        63         14
                                                        -------  --------   --------
Income taxes                                            $23,470   $18,188    $13,675
                                                        =======   =======    =======

Landstar paid income taxes of $26,110,000 in 1998, $10,184,000 in 1997 and $15,949,000 in 1996.

(5) Operating Property

Operating property is summarized as follows (in thousands):

                                                     Dec. 26, 1998     Dec. 27, 1997
                                                     -------------     -------------
Land                                                      $  2,280          $  1,776
Leasehold improvements                                          95                56
Buildings and improvements                                   9,589            11,279
Revenue equipment                                           43,522            95,623
Other equipment                                             21,075            22,825
                                                          --------          --------
                                                            76,561           131,559
Less accumulated depreciation and amortization              29,603            50,301
                                                          --------          --------
                                                          $ 46,958          $ 81,258
                                                          ========          ========

Included above is $35,438,000 in 1998 and $86,706,000 in 1997 of operating property under capital leases, $22,513,000 and $46,363,000, respectively, net of accumulated amortization. Landstar acquired operating property by entering
                                       56
into capital leases in the amount of $12,902,000 and $20,690,000 (including $7,045,000 related to the discontinued company-owned tractor segment) in 1998 and 1996, respectively. Landstar did not acquire any property by entering into capital leases in 1997.

(6) Pension Plans

Landstar sponsors an Internal Revenue Code section 401(k) defined contribution plan for the benefit of full-time employees who have completed one year of service. Eligible employees make voluntary contributions up to 6% of their base salary, subject to certain limitations. Landstar contributes an amount equal to 50% of such contributions, subject to certain limitations. In addition, one subsidiary, Landstar Ranger, Inc. ("Landstar Ranger"), makes contributions in accordance with a negotiated labor contract (generally based on the number of weeks worked) to union sponsored multi-employer defined benefit pension plans for the benefit of approximately 200 union drivers.

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

The expense from continuing operations for the Company sponsored defined contribution plan and for union sponsored plans was $624,000 and $1,265,000 in 1998, respectively, $660,000 and $1,193,000 in 1997, respectively, and $714,000 and $1,085,000 in 1996, respectively.

(7) Debt

Long-term debt is summarized as follows (in thousands):

                                                         Dec. 26, 1998  Dec. 27, 1997
                                                         -------------  -------------
Capital leases                                                 $15,940        $31,946
Acquisition Facility                                            18,500         18,500
                                                               -------        -------
                                                                34,440         50,446
Less current maturities                                          4,708         14,228
                                                               -------        -------
Total long-term debt                                           $29,732        $36,218
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

Borrowings under the Second Amended and Restated Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by The Chase Manhattan Bank, (b) the three month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to The Chase Manhattan Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of the Company's Leverage Ratio, as defined in the Second Amended and Restated Credit Agreement. As of December 26, 1998, the margin was equal to 32/100 of 1%. The unused portion of the Second Amended and Restated Credit Agreement carries a commitment fee determined based on the level of the Company's Leverage Ratio, as therein defined. As of December 26, 1998, the commitment fee for the unused portion of the Second Amended and Restated Credit Agreement was 0.100%. At December 26, 1998, the weighted average interest rate on borrowings outstanding under the Acquisition Facility was 5.69%. Based on the borrowing rates in the Second Amended and Restated Credit Agreement and the repayment terms, the fair value of the outstanding borrowings under the Acquisition Facility was estimated to approximate carrying value.

The Second Amended and Restated Credit Agreement contains a number of covenants that limit, among other things, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Second Amended and Restated Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the Second Amended and Restated Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Landstar exceeded the required Interest Charge Coverage level by approximately $4,600,000 at December 26, 1998.

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

Landstar paid interest of $4,159,000 in 1998, $5,476,000 in 1997 and $7,180,000 in 1996. Included in interest paid is $695,000, $1,936,000 and
$2,518,000 in 1998, 1997 and 1996, respectively, related to discontinued operations.

(8) Leases

The future minimum lease payments under all noncancelable leases at December 26, 1998, principally for revenue equipment, are shown in the following table (in thousands):

                                                   Capital        Operating
                                                    Leases           Leases
                                                   -------        ---------
1999                                               $ 5,589        $   2,414
2000                                                 4,301            1,193
2001                                                 3,614              656
2002                                                 3,013              454
2003                                                 1,517               46
                                                   -------        ---------
                                                    18,034        $   4,763
                                                                  =========
Less amount representing interest
    (6.0% to 8.0%)                                   2,094
Present value of minimum                           -------
   lease payments                                  $15,940
                                                   =======

Total rent expense from continuing operations, net of sublease income, was $20,548,000 in 1998, $21,022,000 in 1997 and $17,445,000 in 1996.

(9) Stock Option Plans

The Company maintains two stock option plans. Under the 1993 Stock Option Plan, as amended, (the "Plan"), the Compensation Committee of the Board of Directors may grant options to Company employees for up to 1,115,000 shares of common stock. Under the 1994 Directors Stock Option Plan (the "DSOP"), outside members of the Board of Directors will be granted up to an aggregate of 120,000 options to purchase common stock. Under the DSOP, as amended, each outside Director will be granted 9,000 options to purchase common stock upon election or re-election to the Board of Directors.

Options granted become exercisable in five equal annual installments under the Plan and three equal annual installments under the DSOP, commencing on the first anniversary of the date of grant, subject to acceleration in certain circumstances, and expire on the tenth anniversary of the date of grant.
Under the plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. At December 26, 1998, there were 1,065,100 shares of the Company's stock reserved for issuance upon exercise of options granted under the plans.

Information regarding the Company's stock option plans is as follows:

                                     Options Outstanding               Options Exercisable
                                  ---------------------------      --------------------------
                                             Weighted Average                Weighted Average
                                               Exercise Price                  Exercise Price
                                   Shares           Per Share       Shares          Per Share
                                  --------  -----------------      --------  ----------------
Options at December 30, 1995       599,500           $  24.89       121,100        $    21.10
  Granted                           35,000           $  27.53
  Exercised                        (11,200)          $  18.50
  Forfeited                       (110,400)          $  26.94
                                  --------

Options at December 28, 1996       512,900           $  24.77       201,000        $    23.10
  Granted                           23,500           $  26.38
  Exercised                        (18,100)          $  19.89
  Forfeited                        (36,800)          $  24.95
                                  --------

Options at December 27, 1997       481,500           $  25.01       276,800        $    23.90
  Granted                          219,300           $  35.02
  Exercised                       (140,600)          $  20.66
  Forfeited                        (39,900)          $  27.36
                                  --------
Options at December 26, 1998       520,300           $  30.25       203,900        $    26.40
                                  ========

The fair value of each option grant on its grant date was calculated using the Black-Scholes option pricing model with the following assumptions for grants made in 1998, 1997 and 1996: risk free interest rate of 5.0% in 1998 and 6.0% in 1997 and 1996, expected lives of 5 years and no dividend yield. The expected volatility used in calculating the fair market value of stock options granted was 40% in 1998, 37% in 1997 and 39% in 1996. The weighted average grant date fair value of stock options granted was $15.02, $11.23 and $12.06 per share in 1998, 1997 and 1996, respectively.

The following table summarizes stock options outstanding at December 26, 1998:

                                    Options Outstanding
                                    -------------------
   Range of Exercise                                 Weighted Average  Weighted Average
              Prices   Number Outstanding       Remaining Contractual    Exercise Price
           Per Share        Dec. 26, 1998                Life (years)         Per Share
   -----------------   ------------------       ---------------------  ----------------
   $18.500 - $27.500              181,200              6.3                    $   24.83
   $27.501 - $36.500              212,000              7.9                    $   29.66
   $36.501 - $38.953              127,100             10.0                    $   38.95
                         ----------------
   $18.500 - $38.953              520,300              7.9                    $   30.25
                         ================

                                    Options Exercisable
                                    -------------------
               Range of Exercise                Number    Weighted Average
                          Prices           Exercisable      Exercise Price
                       Per Share         Dec. 26, 1998           Per Share
               -----------------      ----------------    ----------------
                $18.500 - $27.500              129,400          $   24.53
                $27.501 - $30.500               74,500          $   29.65
                                       ----------------
                $18.500 - $30.500              203,900          $   26.40
                                       ================

The Company accounts for its stock option plans using the intrinsic value method as prescribed in Accounting Principal Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for the Company's stock option plans been determined using the fair value at grant date method as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the effect on net income and earnings per common share for the fiscal year would have been $484,000, or $0.04 per common share, in 1998, $378,000, or $0.03 per common share, in 1997 and $270,000, or $0.02 per common share, in 1996.

(10) Shareholders' Equity

During 1998, Landstar purchased 1,702,600 shares of its common stock at a total cost of $53,229,000 pursuant to previously announced stock purchase programs. As of December 26, 1998, Landstar may purchase up to an additional 655,000 shares of its common stock in order to complete its authorized stock purchase programs.

During 1998, the Company established an employee stock option loan program. Under the terms of the program, the Company will provide employees financing in order for them to exercise fully vested stock options. The loans are full recourse with the principal repayable in lump sum on the fifth anniversary of the loan. During 1998, $1,541,000 of such loans were issued.

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

(11) Segment Information

Under the provisions of SFAS No. 131, the Company determined it has three reportable business segments. These are the carrier, multimodal and insurance segments. The carrier segment provides truckload transportation for a wide range of general commodities over irregular routes with its fleet of dry and specialty vans and unsided trailers, including flatbed, drop deck and specialty. The carrier segment markets its services primarily through independent commission sales agents and utilizes tractors provided by independent contractors. Transportation services provided by the multimodal segment include the arrangement of intermodal moves, contract logistics, truck brokerage, short-to-long haul movement of containers by truck and emergency and expedited air freight and truck services. The multimodal segment markets its services through independent commission sales agents and utilizes capacity provided by independent contractors. The nature of the carrier and multimodal segments' business is such that a significant portion of their operating costs varies directly with revenue. The insurance segment provides risk and claims management services to Landstar's operating companies. In addition, it reinsures certain property, casualty, and occupational accident risks of certain independent contractors who have contracted to haul freight for Landstar and provides certain property and casualty insurance directly to Landstar's operating subsidiaries.
Signature Insurance Company, which comprises the majority of the insurance segment, began operations in March 1997.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates a segment's performance based on operating income.

Inter-segment revenue for transactions between the carrier and multimodal segments is based on quoted rates which are believed to approximate the cost that would have been incurred had similar services been obtained from an unrelated third party. Inter-segment revenue between the insurance segment and the carrier and multimodal segments is calculated at the beginning of each fiscal period based on an actuarial calculation of historical loss experience and is believed to approximate the cost that would have been incurred had similar insurance been obtained from an unrelated third party.

No single customer accounts for more than 10% of consolidated revenue. Substantially all of the Company's revenue is generated in the United States.

The following tables summarize information about the Company's reportable business segments as of and for the fiscal years ending December 26, 1998, December 27, 1997 and December 28, 1996 (in thousands):

1998

                             Carrier    Multimodal      Insurance    Other      Total
External revenue          $  981,427   $  277,999      $  24,181               $1,283,607
Internal revenue              38,517          535         24,175                   63,227
Investment income                                          1,689                    1,689
Interest and debt expense                                            $ 3,503        3,503
Depreciation and
  amortization                 5,922        1,214                      3,022       10,158
Operating income              67,536        8,272         19,479     (33,833)      61,454

Expenditures on
  long-lived assets            2,222          735                      4,228        7,185
Capital lease additions       12,902                                               12,902
Total assets                 199,287       66,120         24,179      24,079      313,665


1997


                             Carrier    Multimodal      Insurance    Other      Total
External revenue          $  945,330   $  255,041      $  18,940               $1,219,311
Internal revenue              39,453          968         15,452                   55,873
Interest income                                              468                      468
Interest and debt expense                                            $ 3,173        3,173
Depreciation and
  amortization                 6,334        1,285                      3,735       11,354
Restructuring costs            1,244          154                      1,849        3,247
Operating income              62,280        5,355          7,863     (29,177)      46,321

Expenditures on
  long-lived assets            6,082          861                      2,001        8,944
Total assets                 192,143       64,055         22,101      78,880      357,179



1996
                              Carrier    Multimodal  Insurance    Other      Total
External revenue          $  905,472    $ 224,384                           $1,129,856
Internal revenue              37,479        1,160                               38,639
Interest and debt expense                                        $ 5,032         5,032
Depreciation and
  amortization                 9,583        1,310                  2,921        13,814
Restructuring costs            4,675                               1,262         5,937
Operating income              57,031        4,584        (799)   (22,462)       38,354

Expenditures on
  long-lived assets            7,930          906                  1,198        10,034
Capital lease additions       12,828                                 817        13,645
Total assets                 212,034       56,547         480    101,740       370,801



Included in total assets in the other segment at December 27, 1997 and December 28, 1996, are assets of $68,791,000 and $85,526,000, respectively, from the discontinued company-owned tractor segment.

(12) Commitments and Contingencies

At December 26, 1998, the Company had commitments for letters of credit outstanding in the amount of $24,592,000, primarily as collateral for estimated insurance claims. The commitments for letters of credit outstanding include $17,592,000 under the Second Amended and Restated Credit Agreement and $7,000,000 secured by assets deposited with a financial institution.

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

Independent Auditors' Report
----------------------------
Landstar System, Inc. and Subsidiary


The Board of Directors and Shareholders
Landstar System, Inc.:


We have audited the accompanying consolidated balance sheets of Landstar System, Inc. and subsidiary as of December 26, 1998 and December 27, 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended December 26, 1998, December 27, 1997 and December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Landstar System, Inc. and subsidiary as of December 26, 1998 and December 27, 1997, and the results of their operations and their cash flows for the fiscal years ended December 26, 1998, December 27, 1997 and December 28, 1996 in conformity with generally accepted accounting principles.

KPMG LLP

Stamford, Connecticut
February 9, 1999

                     LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           QUARTERLY FINANCIAL DATA
                (Dollars in thousands, except per share amounts)

                                             Fourth        Third         Second        First
                                             Quarter       Quarter       Quarter       Quarter
                                              1998          1998          1998          1998
                                           ----------    ----------    ----------    ----------
Revenue                                    $  333,865    $  324,033    $  327,525    $  298,184
                                           ==========    ==========    ==========    ==========
Operating income                           $   19,954    $   16,516    $   16,047    $    8,937
                                           ----------    ----------    ----------    ----------
Income from continuing operations
  before income taxes                      $   19,035    $   15,528    $   15,104    $    8,284
Income taxes                                    7,709         6,289         6,117         3,355
                                           ----------    ----------    ----------    ----------
Income from continuing operations              11,326         9,239         8,987         4,929
Discontinued operations,
  net of income taxes                                                     (22,152)         (437)
                                           ----------    ----------    ----------    ----------
Net income (loss)                          $   11,326    $    9,239    $  (13,165)   $    4,492
                                           ==========    ==========    ==========    ==========

 Earnings (loss) per common share: (1)
 Income from continuing operations         $     1.09    $     0.86    $     0.80    $     0.42
 Loss from discontinued operations                                          (1.97)        (0.04)
                                           ----------    ----------    ----------    ----------
   Earnings (loss) per common share        $     1.09    $     0.86    $    (1.17)   $     0.38
                                           ==========    ==========    ==========    ==========
 Diluted earnings (loss) per share: (1)
 Income from continuing operations         $     1.07    $     0.85    $     0.79    $     0.42
 Loss from discontinued operations                                          (1.95)        (0.04)
                                           ----------    ----------    ----------    ----------
   Diluted earnings (loss) per share       $     1.07    $     0.85    $    (1.16)   $     0.38
                                           ==========    ==========    ==========    ==========



                                             Fourth        Third         Second        First
                                             Quarter       Quarter       Quarter       Quarter
                                              1997          1997          1997 (2)      1997 (2)
                                           ----------    ----------    ----------    ----------
Revenue                                    $  325,331    $  304,157    $  311,558    $  278,265
                                           ==========    ==========    ==========    ==========
Operating income                           $   14,161    $   14,737    $   10,129    $    7,294
                                           ----------    ----------    ----------    ----------
Income from continuing operations
  before income taxes                      $   13,749    $   14,243    $    9,214    $    6,410
Income taxes                                    5,733         5,940         3,842         2,673
                                           ----------    ----------    ----------    ----------
Income from continuing operations               8,016         8,303         5,372         3,737
Discontinued operations,
  net of income taxes                            (336)         (738)        1,068          (732)
                                           ----------    ----------    ----------    ----------
Net income                                 $    7,680    $    7,565    $    6,440    $    3,005
                                           ==========    ==========    ==========    ==========

 Earnings (loss) per common share: (1)
 Income from continuing operations         $     0.66    $     0.66    $     0.43    $     0.30
 Income (loss) from discontinued
   operations                                   (0.03)        (0.06)         0.08         (0.06)
                                           ----------    ----------    ----------    ----------
   Earnings per common share               $     0.63    $     0.60    $     0.51    $     0.24
                                           ==========    ==========    ==========    ==========
 Diluted earnings (loss) per share: (1)
 Income from continuing operations         $     0.65    $     0.66    $     0.43    $     0.30
 Income (loss) from discontinued
  operations                                    (0.03)        (0.06)         0.08         (0.06)
                                           ----------    ----------    ----------    ----------
   Diluted earnings per share              $     0.62    $     0.60    $     0.51    $     0.24
                                           ==========    ==========    ==========    ==========



(1) Due to the changes in the number of average common shares and common stock equivalents outstanding during the year, earnings per share amounts for each quarter do not necessarily add to the earnings per share amounts for the full year.

(2) Includes pre-tax restructuring costs of $2,068 and $1,179 in the second and first quarters, respectively. After deducting related income tax benefits of $862 and $492 in the second and first quarters, respectively, the restructuring costs reduced income from continuing operations by $1,206, or $0.10 per common share ($0.10 per diluted share), in the 1997 second quarter, and $687, or $0.05 per common share ($0.05 per diluted share), in the 1997 first quarter.

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                              SELECTED CONSOLIDATED FINANCIAL DATA
                        (Dollars in thousands, except per share amounts)

                                                                  Fiscal Years
                                             1998       1997         1996         1995         1994
                                       ------------------------------------------------------------
Income Statement Data:
Revenue                                $1,283,607 $1,219,311   $1,129,856   $1,054,648   $  839,810
Investment income                           1,689
Costs and expenses:
 Purchased transportation                 950,343    898,746      826,822      773,300      623,669
 Commissions to agents and brokers        101,409     98,425       84,768       73,095       60,997
 Other operating costs                     27,516     32,747       51,385       43,369       15,898
 Insurance and claims                      39,388     42,885       29,774       26,722       25,480
 Selling, general and administrative       95,028     85,586       79,002       81,448       70,899
 Depreciation and amortization             10,158     11,354       13,814       11,287        5,442
 Restructuring costs                                   3,247        5,937
                                        ---------  ---------    ---------    ---------    ---------
  Total costs and expenses              1,223,842  1,172,990    1,091,502    1,009,221      802,385
                                        ---------  ---------    ---------    ---------    ---------

Operating income                           61,454     46,321       38,354       45,427       37,425
Interest and debt expense                   3,503      2,705        5,032        5,166        2,031
                                        ---------  ---------    ---------    ---------    ---------
Income from continuing operations
  before income taxes                      57,951     43,616       33,322       40,261       35,394
Income taxes                               23,470     18,188       13,675       16,489       14,628
                                        ---------  ---------    ---------    ---------    ---------
Income from continuing operations          34,481     25,428(1)    19,647(2)    23,772       20,766
Discontinued operations, net of
 income taxes                             (22,589)      (738)        (722)       1,190        3,641
                                        ---------  ---------    ---------    ---------    ---------
Net income                              $  11,892  $  24,690    $  18,925    $  24,962    $  24,407
                                        =========  =========    =========    =========    =========

Earnings (loss) per common share:
 Income from continuing operations      $    3.13  $    2.03(1) $    1.54(2) $    1.86    $    1.62
 Income (loss) from discontinued
   operations                               (2.05)     (0.06)       (0.06)        0.09         0.28
                                        ---------  ---------    ---------    ---------    ---------
 Earnings per common share              $    1.08  $    1.97    $    1.48    $    1.95    $    1.90
                                        =========  =========    =========    =========    =========

Diluted earnings (loss) per share:
 Income from continuing operations      $    3.10  $    2.02(1) $    1.53(2) $    1.85    $    1.61
 Income (loss) from discontinued
   operations                               (2.03)     (0.06)       (0.06)        0.09         0.28
                                        ---------  ---------    ---------    ---------    ---------
 Diluted earnings per share             $    1.07  $    1.96    $    1.47    $    1.94    $    1.89
                                        =========  =========    =========    =========    =========




                                       68



















                                          Dec. 26,   Dec. 27,     Dec. 28,     Dec. 30,     Dec. 31,
                                             1998       1997         1996         1995         1994
                                        ---------  ---------    ---------    ---------    ---------
Balance Sheet Data:
Total assets                            $ 313,665  $ 357,179    $ 370,801    $ 353,079    $ 267,084
Long-term debt, including
   current maturities                      34,440     50,446       90,396       93,867       43,680
Shareholders' equity                      111,848    151,696      147,557      128,396      105,161


(1) After deducting related income tax benefits of $1,354, the restructuring costs reduced income from continuing operations by $1,893, or $0.15 per common share ($0.15 per diluted share).

(2) After deducting related income tax benefits of $2,434, the restructuring costs reduced income from continuing operations by $3,503, or $0.27 per common share ($0.27 per diluted share).