Form 10-K, Exhibit 13
period 1999-12-25
LANDSTAR SYSTEM INC
filed 2000-03-22
CIK 853816

31

                                                             EXHIBIT   13.1

                   LANDSTAR SYSTEM, INC. AND SUBSIDIARY
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Introduction

Landstar System, Inc. and its subsidiary, Landstar System Holdings, Inc. ("Landstar" or the "Company"), provide transportation services to a variety of market niches throughout the United States and to a lesser extent in Canada and between the United States and Canada and Mexico through its operating subsidiaries. The Company has three reportable business segments. These are the carrier, multimodal and insurance segments. In 2000, the Company made a decision to realign the operations of Landstar Gemini, Inc. ("Landstar Gemini"), formerly a wholly-owned subsidiary of Landstar Logistics, Inc. ("Landstar Logistics"), with the operations of the carrier segment. Accordingly, Landstar Gemini is now included as part of the carrier segment and is no longer included in the multimodal segment. All historical segment information included in this Management's Discussion and Analysis of Financial Condition and Results of Operations and footnote 11 - Segment Information in the accompanying consolidated financial statements has been restated to reflect this change.

In addition to Landstar Gemini, the carrier segment consists of Landstar Ranger, Inc. ("Landstar Ranger"), Landstar Inway, Inc. ("Landstar Inway") and Landstar Ligon, Inc. ("Landstar Ligon"). The carrier segment provides truckload transportation for a wide range of general commodities over irregular routes with its fleet of dry and specialty vans and unsided trailers, including flatbed, drop deck and specialty. It also provides short-to-long haul movement of containers by truck and dedicated power only truck capacity. The carrier segment markets its services primarily through independent commission sales agents and utilizes tractors provided by independent contractors. The nature of the carrier segment's business is such that a significant portion of its operating costs varies directly with revenue. The carrier segment typically contributes approximately 80% of Landstar's consolidated revenue.

The multimodal segment is comprised of Landstar Logistics and Landstar Express America, Inc. ("Landstar Express America"). Transportation services provided by the multimodal segment include the arrangement of intermodal moves, contract logistics, truck brokerage and emergency and expedited air freight. The multimodal segment markets its services through independent commission sales agents and utilizes capacity provided by independent contractors, including railroads and air cargo carriers. The nature of the multimodal segment's business is such that a significant portion of its operating costs also varies directly with revenue. The multimodal segment typically contributes approximately 18% of Landstar's consolidated revenue.

The insurance segment is comprised of Signature Insurance Company ("Signature"), a wholly-owned offshore insurance subsidiary that was formed in March 1997, and Risk Management Claim Services, Inc. The insurance segment provides risk and claims management services to Landstar's operating companies. In addition, it reinsures certain property, casualty and occupational accident risks of certain independent contractors who have contracted to haul freight for Landstar and provides certain property and casualty insurance directly to Landstar's operating subsidiaries. The insurance segment typically contributes approximately 2% of Landstar's consolidated revenue.

On August 22, 1998, Landstar Poole, Inc. ("Landstar Poole"), a wholly-owned subsidiary of Landstar which comprised the entire company-owned tractor segment, completed the sale of all of its tractors and trailers, certain operating assets and the Landstar Poole business to Schneider National, Inc. for $40,435,000 in cash. Accordingly, the historical financial results of this segment have been reported as discontinued operations in the accompanying financial statements.

Purchased transportation represents the amount an independent contractor is paid to haul freight and is primarily based on a contractually agreed-upon percentage of revenue generated by the haul for truck capacity provided by independent contractors. Purchased transportation for the intermodal services operations and the air freight operations of the multimodal segment is based on a contractually agreed-upon fixed rate. Purchased transportation as a percentage of revenue for the intermodal services operations is normally higher than that of Landstar's other transportation operations. Purchased transportation is the largest component of costs and expenses and, on a consolidated basis, increases or decreases in proportion to the revenue generated through independent contractors. Commissions to agents are primarily based on contractually agreed-upon percentages of revenue at the carrier segment and of gross profit at the multimodal segment. Commissions to agents as a percentage of consolidated revenue will vary directly with the percentage of consolidated revenue generated through independent commission sales agents. Both purchased transportation and commissions to agents generally will also increase or decrease as a percentage of the Company's consolidated revenue if there is a change in the percentage of revenue contributed by Signature or by the intermodal services operations or the air freight operations of the multimodal segment.

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

The following table sets forth the percentage relationships of expense items to revenue for the periods indicated:

                                                      Fiscal Years
                                                ------------------------
                                                  1999      1998     1997
                                                 ------   ------   ------
Revenue                                          100.0%   100.0%   100.0%
Investment income                                  0.2      0.1

Costs and expenses:
    Purchased transportation                      73.6     74.0     73.7
    Commissions to agents                          8.0      7.9      8.1
    Other operating costs                          2.2      2.1      2.7
    Insurance and claims                           2.5      3.1      3.5
    Selling, general and administrative            7.2      7.4      7.0
    Depreciation and amortization                  0.8      0.8      0.9
    Restructuring costs                                              0.3
                                                ------   ------   ------
      Total costs and expenses                    94.3     95.3     96.2
                                                ------   ------   ------
Operating income                                   5.9      4.8      3.8
Interest and debt expense                          0.3      0.3      0.2
                                                ------   ------   ------
Income from continuing operations
    before income taxes                            5.6      4.5      3.6
Income taxes                                       2.3      1.8      1.5
                                                ------   ------   ------
Income from continuing operations                  3.3      2.7      2.1
Discontinued operations, net of
    income taxes                                           (1.8)    (0.1)
                                                ------   ------   ------
Net income                                         3.3%     0.9%     2.0%
                                                ======   ======   ======

FISCAL YEAR ENDED DECEMBER 25, 1999 COMPARED TO FISCAL YEAR ENDED DECEMBER 26, 1998

Revenue for the fiscal year 1999 was $1,388,083,000, an increase of $104,476,000, or 8.1%, over revenue for the 1998 fiscal year. The increase was attributable to higher revenue at the carrier, multimodal and insurance segments of $82,480,000, $20,401,000 and $1,595,000, respectively. Overall, revenue per revenue mile (price) increased approximately 3%, which reflected improved freight quality, and revenue miles (volume) increased approximately 6%. The increase in revenue over the prior year at the insurance segment was attributable to increased independent contractor participation in the insurance programs reinsured by Signature.

Purchased transportation was 73.6% of revenue in 1999 compared with 74.0% in 1998. The decrease in purchased transportation as a percentage of revenue was primarily attributable to reduced intermodal and air freight revenue which tend to have a higher cost of purchased transportation and increased utilization of company-owned or leased trailers as opposed to those supplied by independent contractors. Commissions to agents were 8.0% of revenue in 1999 compared with 7.9% in 1998 primarily due to an increase in the percentage of revenue generated through independent commission sales agents which reflected the conversion of company-owned sales locations to independent commission sales agent locations. Other operating costs were 2.2% of revenue in 1999 compared with 2.1% in 1998. The increase in other operating costs as a percentage of revenue was primarily attributable to a higher provision for contractor bad debts, higher net trailer costs and increased contractor recruiting costs, partially offset by a one-time reduction in the cost of fuel taxes which resulted from a favorable fuel tax audit. Insurance and claims were 2.5% of revenue in 1999 compared with 3.1% in 1998 primarily due to the favorable development of prior year claims in 1999. Excluding the effects of the insurance programs available to the Company's independent contractors which Signature reinsures, insurance and claims were 1.8% of revenue in 1999 and 2.2% in 1998. Selling, general and administrative costs were 7.2% of revenue in 1999 and 7.4% in 1998. The decrease in selling, general and administrative costs as a percentage of revenue was due to the effect of the increase in revenue, a decrease in the provision for customer bad debts and one-time costs of $560,000 attributable to the relocation in 1998 of Landstar Express America from Charlotte, North Carolina to Jacksonville, Florida, partially offset by increased wages and benefits, increased information services costs and a higher provision for bonuses under the Company's incentive compensation plan.

Interest and debt expense was 0.3% of revenue in 1999 and 1998.

The provisions for income taxes from continuing operations for the 1999 and 1998 fiscal years were based on an effective income tax rate of 40.5%, which is higher than the statutory federal income tax rate primarily as a result of state income taxes, amortization of certain goodwill and the meals and entertainment exclusion. At December 25, 1999, the valuation allowance of $658,000 was attributable to deferred state income tax benefits, which primarily represented state operating loss carryforwards at one subsidiary. The valuation allowance and goodwill will be reduced by $630,000 when realization of deferred state income tax benefits becomes likely.
The Company believes that deferred income tax benefits, net of the valuation allowance, are more likely than not to be realized because of the Company's ability to generate future taxable earnings.

Net income was $45,937,000, or $4.60 per common share, in 1999 compared with income from continuing operations of $34,481,000, or $3.13 per common share, in 1998. Including the dilutive effect of the Company's stock options, diluted earnings per share was $4.55 in 1999 and diluted earnings per share from continuing operations was $3.10 in 1998.

The loss from discontinued operations of $22,589,000, or $2.05 per common share ($2.03 diluted loss per share), in 1998 included a loss on sale of $21,489,000, net of income tax benefits of $2,511,000, and a loss from operations of $1,100,000, net of income tax benefits of $597,000.

Net income was $11,892,000, or $1.08 per common share, in 1998. Including the dilutive effect of the Company's stock options, diluted earnings per share was $1.07 in 1998.

FISCAL YEAR ENDED DECEMBER 26, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 27, 1997

Revenue for the fiscal year 1998 was $1,283,607,000, an increase of $64,296,000, or 5.3%, over revenue for the 1997 fiscal year. The increase was attributable to higher revenue at the carrier, multimodal and insurance segments of $31,793,000, $27,262,000 and $5,241,000, respectively. Overall, revenue per revenue mile increased approximately 3%, which reflected improved freight quality, and revenue miles increased approximately
1%. The increase in revenue over the prior year at the insurance segment was primarily attributable to the establishment of Signature in March 1997.

Purchased transportation was 74.0% of revenue in 1998 compared with 73.7% in 1997. Other operating costs were 2.1% of revenue in 1998 compared with 2.7% in 1997. The increase in purchased transportation and decrease in other operating costs as a percentage of revenue was primarily attributable to the elimination of company-owned tractors as part of the Landstar T.L.C., Inc. ("Landstar T.L.C.") restructuring. Commissions to agents were 7.9% of revenue in 1998 compared with 8.1% in 1997 primarily due to a decrease in the percentage of revenue contributed by the intermodal services operations of the multimodal segment and increased premium revenue at the insurance segment. Insurance and claims were 3.1% of revenue in 1998 compared with 3.5% in 1997 primarily due to the favorable development of prior year claims in 1998 and favorable frequency and severity of accidents. Excluding the effects of the insurance programs available to the Company's independent contractors which Signature reinsures, insurance and claims were 2.2% of revenue in 1998 and 2.7% in 1997. Selling, general and administrative costs were 7.4% of revenue in 1998 and 7.0% in 1997. The increase in selling, general and administrative costs as a percentage of revenue was due to a higher provision for bonuses under the Company's incentive compensation plan, increased management information services costs, an increased provision for customer bad debts and one-time costs of $560,000 attributable to the relocation of Landstar Express America from Charlotte, North Carolina to Jacksonville, Florida.

On December 18, 1996, the Company announced a plan to restructure its Landstar T.L.C. operations, in addition to the relocation of its Shelton, Connecticut corporate office headquarters to Jacksonville, Florida in 1997. Accordingly, the Company recorded $3,247,000 of restructuring costs during the 1997 period. The restructuring was completed during 1997.

Interest and debt expense was 0.3% of revenue in 1998 and 0.2% in 1997.
This increase was primarily attributable to the effect of higher average borrowings on the senior credit facility, which were used to finance a portion of the Company's stock repurchase program, partially offset by reduced capital lease obligations.

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

CAPITAL RESOURCES AND LIQUIDITY

On October 10, 1997, Landstar renegotiated its existing Credit Agreement with a syndicate of banks and The Chase Manhattan Bank, as administrative agent (the "Second Amended and Restated Credit Agreement"). The Second Amended and Restated Credit Agreement provides $200,000,000 of borrowing capacity, consisting of $150,000,000 of revolving credit (the "Working Capital Facility") and $50,000,000 of revolving credit available to finance acquisitions (the "Acquisition Facility"). $50,000,000 of the total borrowing capacity under the Working Capital Facility may be utilized in the form of letter of credit guarantees. At December 25, 1999, Landstar had commitments for letters of credit outstanding in the amount of $22,229,000, primarily as collateral for estimated insurance claims, $12,480,000 of which were supported by the Second Amended and Restated Credit Agreement and $9,749,000 secured by assets deposited with a financial institution. The Second Amended and Restated Credit Agreement expires on October 10, 2002.

Borrowings under the Second Amended and Restated Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by The Chase Manhattan Bank, (b) the three month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to The Chase Manhattan Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of the Company's Leverage Ratio, as defined in the Second Amended and Restated Credit Agreement. As of December 25, 1999, the margin was equal to 32/100 of 1%. The unused portion of the Second Amended and Restated Credit Agreement carries a commitment fee determined based on the level of the Leverage Ratio, as therein defined. As of December 25, 1999, the commitment fee for the unused portion of the Second Amended and Restated Credit Agreement was 0.100%. At December 25, 1999, the weighted average interest rate on borrowings outstanding under the Second Amended and Restated Credit Agreement was 6.54%.

The Second Amended and Restated Credit Agreement contains a number of covenants that limit, among other things, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Second Amended and Restated Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the Second Amended and Restated Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Landstar exceeded the required Interest Coverage level by $15,467,000 at December 25, 1999.

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

Shareholders' equity was $106,884,000, or 61% of total capitalization, at December 25, 1999, compared with $111,848,000, or 76% of total capitalization, at December 26, 1998. The reduction in shareholders' equity was primarily a result of the purchase of 1,291,000 shares of the Company's common stock at a total cost of $51,384,000, partially offset by fiscal year's 1999 net income. As of December 25, 1999, the Company may purchase an additional 864,000 shares of its common stock under its current authorized stock repurchase program. Long-term debt including current maturities was $67,298,000 at December 25, 1999, $32,858,000 higher than at December 26, 1998, primarily as a result of financing the stock repurchase program with borrowings under the Second Amended and Restated Credit Agreement. Working capital and the ratio of current assets to current liabilities were $81,589,000 and 1.48 to 1, respectively, at December 25, 1999, compared with $75,670,000 and 1.53 to 1, respectively, at December 26, 1998. Landstar has historically operated with current ratios approximating 1.5 to 1. Cash provided by operating activities from continuing operations was $43,392,000 in 1999 compared with $53,363,000 in 1998. The decrease in cash provided by operating activities is attributable to an increase in trade accounts receivable which resulted from the increase in revenue during the 1999 fourth quarter. During the 1999 fiscal year, Landstar purchased $12,716,000 of operating property and acquired $17,445,000 of revenue equipment by entering into capital leases. Landstar anticipates it will acquire approximately $26,000,000 of operating property during fiscal year 2000 either by purchase or by lease financing.


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

Landstar Ranger is subject to the Multi Employer Pension Plan Amendments Act of 1980 ("MEPPA"), which could require Landstar Ranger, in the event of withdrawal, to fund its proportionate share of the union sponsored plans' unfunded benefit obligation. However, management believes that the liability, if any, for withdrawal from any or all of these plans would not have a material adverse effect on the financial condition of Landstar, but could have a material adverse effect on the results of operations in a given quarter or year.

The Company did not experience any disruptions in its operations as a result of the year changing to 2000. The vast majority of the changes necessary to make the Company's information technology systems year 2000 compliant were incurred as part of ongoing system development or as part of a company-wide strategy to standardize computer systems. As such, management has not separately quantified the cost of year 2000 compliance. However, management estimates the total cost of third party assistance for year 2000 compliance approximated $700,000.

Management believes that cash flow from operations combined with its borrowing capacity under the Second Amended and Restated Credit Agreement will be adequate to meet Landstar's debt service requirements, fund continued growth, both internal and through acquisitions, complete its announced stock purchase program and meet working capital needs.

Management does not believe inflation has had a material impact on the results of operations or financial condition of Landstar in the past five years. However, inflation higher than that experienced in the past five years might have an adverse effect on the Company's results of operations.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities." This Statement, effective for fiscal years beginning after June 15, 2000, establishes standards for reporting and display of derivative investments and for hedging activities. Management believes that upon adoption of this Statement, Landstar's financial statements will not be affected, considering the nature of the transactions the Company routinely enters into.

FORWARD-LOOKING STATEMENTS

The Company has included various statements in Management's Discussion and Analysis of Financial Condition and Results of Operations which may be considered as forward-looking statements of expected future results of operations or events. Such statements, based upon management's interpretation of currently available information, are subject to risks and uncertainties that could cause future financial results or events to differ materially from those which are presented. Such risks and factors which are outside of the Company's control include general economic conditions, competition in the transportation industry, governmental regulation, the Company's ability to recruit and retain qualified independent contractors, fuel prices and adverse weather conditions.

SEASONALITY

Landstar's operations are subject to seasonal trends common to the trucking industry. Results of operations for the quarter ending in March are typically lower than the quarters ending June, September and December due to reduced shipments and higher operating costs in the winter months.

                         LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share amounts)

                                                           December 25,    December 26,
                                                                   1999            1998
                                                            -----------     -----------
ASSETS
Current assets:
    Cash                                                       $ 23,721        $ 26,681
    Short-term investments                                        1,000
    Trade accounts receivable, less allowance
      of $4,002 and $6,428                                      207,024         172,471
    Other receivables, including advances to independent
      contractors, less allowance of $5,033
        and $4,007                                               14,318          13,980
    Prepaid expenses and other current assets                     6,190           5,428
                                                               --------        --------
      Total current assets                                      252,253         218,560
                                                               --------        --------
Operating property, less accumulated depreciation
       and amortization of $34,283 and $29,603                   63,797          46,958
Goodwill, less accumulated amortization of $7,777
       and $6,561                                                33,733          34,949
Deferred income taxes and other assets                           15,658          13,198
                                                               --------        --------
Total assets                                                   $365,441        $313,665
                                                               ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Cash overdraft                                             $ 19,471        $ 14,746
    Accounts payable                                             67,322          50,624
    Current maturities of long-term debt                          6,769           4,708
    Insurance claims                                             27,207          29,873
    Accrued compensation                                         12,113           9,881
    Other current liabilities                                    37,782          33,058
                                                               --------        --------
      Total current liabilities                                 170,664         142,890
                                                               --------        --------
Long-term debt, excluding current maturities                     60,529          29,732
Insurance claims                                                 27,364          29,195
Shareholders' equity:
    Common stock, $.01 par value, authorized 20,000,000
      shares, issued 13,063,974 and
        13,041,574 shares                                           131             130
    Additional paid-in capital                                   65,833          65,198
    Retained earnings                                           170,174         124,237
    Cost of 3,909,041 and 2,618,041 shares of common
      stock in treasury                                        (127,560)        (76,176)
    Notes receivable arising from exercise of stock options      (1,694)         (1,541)
                                                               --------        --------
      Total shareholders' equity                                106,884         111,848
                                                               --------        --------
Total liabilities and shareholders' equity                     $365,441        $313,665
                                                               ========        ========
See accompanying notes to consolidated financial statements.

                                       41

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF INCOME
                       (Dollars in thousands, except per share amounts)

                                                           Fiscal Years Ended
                                               December 25,  December 26,  December 27,
                                                       1999          1998          1997
                                               ------------  ------------  ------------
Revenue                                        $  1,388,083  $  1,283,607  $  1,219,311
Investment income                                     2,502         1,689

Costs and expenses:
   Purchased transportation                       1,022,203       950,343       898,746
   Commissions to agents                            111,666       101,409        98,425
   Other operating costs                             30,000        27,516        32,747
   Insurance and claims                              34,064        39,388        42,885
   Selling, general and administrative               99,240        95,028        85,586
   Depreciation and amortization                     11,698        10,158        11,354
   Restructuring costs                                                            3,247
                                               ------------  ------------  ------------
      Total costs and expenses                    1,308,871     1,223,842     1,172,990
                                               ------------  ------------  ------------
Operating income                                     81,714        61,454        46,321
Interest and debt expense                             4,509         3,503         2,705
                                               ------------  ------------  ------------
Income from continuing operations before
   income taxes                                      77,205        57,951        43,616
Income taxes                                         31,268        23,470        18,188
                                               ------------  ------------  ------------
Income from continuing operations                    45,937        34,481        25,428

Discontinued operations, net of
   income taxes                                                   (22,589)         (738)
                                               ------------  ------------  ------------
Net income                                     $     45,937  $     11,892  $     24,690
                                               ============  ============  ============

Earnings per common share:
   Income from continuing operations           $       4.60  $       3.13  $       2.03
   Loss from discontinued operations                                (2.05)        (0.06)
                                               ------------  ------------  ------------
   Earnings per common share                   $       4.60  $       1.08  $       1.97
                                               ============  ============  ============

Diluted earnings per share:
   Income from continuing operations           $       4.55  $       3.10  $       2.02
   Loss from discontinued operations                                (2.03)        (0.06)
                                               ------------  ------------  ------------
   Diluted earnings per share                  $       4.55  $       1.07  $       1.96
                                               ============  ============  ============

Average number of shares outstanding:
   Earnings per common share                      9,982,000    11,022,000    12,541,000
   Diluted earnings per share                    10,102,000    11,123,000    12,580,000


See accompanying notes to consolidated financial statements.
                                       42

                                    LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Fiscal Years Ended
                                                                       December 25,  December 26,  December 27,
                                                                               1999          1998          1997
(Dollars in thousands)                                                 ------------  ------------  ------------
OPERATING ACTIVITIES OF CONTINUING OPERATIONS
Net income                                                             $     45,937  $     11,892  $     24,690
  Adjustments to reconcile net income to net cash
       provided by operating activities of continuing operations:
    Discontinued operations                                                                22,589           738
    Depreciation and amortization of operating property                      10,482         8,892         9,737
    Amortization of goodwill and non-competition agreements                   1,216         1,266         1,617
    Non-cash interest charges                                                   324           324           264
    Provisions for losses on trade and other receivables                      2,643         4,276         4,232
    Losses (gains) on sales of operating property                               708          (253)         (600)
    Deferred income taxes, net                                                1,788          (423)        5,670
    Non-cash charge in lieu of income taxes                                                    52           106
    Changes in operating assets and liabilities,
      net of discontinued operations:
        Increase in trade and other accounts receivable                     (37,534)       (7,167)      (13,672)
        Increase in prepaid expenses and other assets                        (1,329)       (2,066)         (195)
        Increase in accounts payable                                         16,698         2,482        11,978
        Increase (decrease) in insurance claims                              (4,497)        4,531         8,492
        Increase in other liabilities                                         6,956         6,968         5,423
                                                                       ------------  ------------  ------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS          43,392        53,363        58,480
                                                                       ------------  ------------  ------------
 INVESTING ACTIVITIES
    Purchases of investments                                                 (5,005)                     (4,799)
    Maturities of short-term investments                                                    3,012         1,787
    Purchases of operating property                                         (12,716)       (7,185)       (8,944)
    Proceeds from sales of operating property                                 2,132         2,716        13,373
    Proceeds from sale of discontinued operations                                          40,435
                                                                       ------------  ------------  ------------
 NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                           (15,589)       38,978         1,417
                                                                       ------------  ------------  ------------
 FINANCING ACTIVITIES OF CONTINUING OPERATIONS
    Increase (decrease) in cash overdraft                                     4,725         2,598          (483)
    Borrowings on revolving credit facility                                  21,500        15,000
    Principal payments on long-term debt and capital lease obligations       (6,087)      (23,040)      (29,338)
    Proceeds from exercise of stock options and related income tax benefit      483         1,489           429
    Purchases of common stock                                               (51,384)      (53,229)      (20,980)
                                                                       ------------  ------------  ------------
 NET CASH USED BY FINANCING ACTIVITIES OF CONTINUING OPERATIONS             (30,763)      (57,182)      (50,372)
                                                                       ------------  ------------  ------------

 NET CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS                                      (26,472)        4,282
                                                                       ------------  ------------  ------------
 Increase (decrease) in cash                                                 (2,960)        8,687        13,807
 Cash at beginning of period                                                 26,681        17,994         4,187
                                                                       ------------  ------------  ------------
 Cash at end of period                                                 $     23,721  $     26,681  $     17,994
                                                                       ============  ============  ============
See accompanying notes to consolidated financial statements.

                                       43

                               LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           For the Fiscal Years Ended December 25, 1999,
                             December 26, 1998 and December 27, 1997
                                      (Dollars in thousands)

                                                                                                 Notes
                                                                       Treasury Stock       Receivable
                              Common Stock    Additional                   at Cost        Arising from
                           -----------------   Paid-In   Retained   -------------------    Exercise of
                            Shares    Amount   Capital   Earnings      Shares    Amount  Stock Options     Total
                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 28, 1996  12,882,874 $  129   $61,740   $ 87,655      94,041  $ (1,967)                $147,557

Net income                                                 24,690                                         24,690
Purchases of common stock                                             821,400   (20,980)                 (20,980)
Exercises of stock options
  and related income tax
   benefit                     18,100              429                                                       429
                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 27, 1997  12,900,974    129    62,169    112,345     915,441   (22,947)                 151,696

Net income                                                 11,892                                         11,892
Purchases of common stock                                           1,702,600   (53,229)                 (53,229)
Exercises of stock options
  and related income tax
   benefit                    140,600      1     3,029                                   $     (1,541)     1,489
                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 26, 1998  13,041,574    130    65,198    124,237   2,618,041   (76,176)       (1,541)   111,848

Net income                                                 45,937                                         45,937
Purchases of common stock                                           1,291,000   (51,384)                 (51,384)
Exercises of stock options
  and related income tax
   benefit                     22,400      1       635                                           (153)       483
                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 25, 1999  13,063,974 $  131   $65,833   $170,174   3,909,041 $(127,560) $     (1,694)  $106,884
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

Tires
Tires and tubes purchased as part of trailers are capitalized as part of the cost of the equipment. Replacement tires and tubes are charged to expense when placed in service.

Investments
Investments, all of which are intended to be held to maturity, consist of investment grade bonds having maturities of up to three years and are carried at amortized cost, which approximates fair value. Short-term investments represent the current portion of these bonds and the $4,002,000 non-current portion is included in other assets.

Operating Property
Operating property is recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets. Trailers are being depreciated over 7 years.

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

(2) Discontinued Operations

On August 22, 1998, Landstar Poole, Inc. ("Landstar Poole"), a wholly-owned subsidiary of Landstar which comprised the entire company-owned tractor segment, completed the sale of all of its tractors and trailers, certain operating assets and the Landstar Poole business to Schneider National, Inc. for $40,435,000 in cash. Accordingly, the financial results of this segment have been reported as discontinued operations in the accompanying financial statements.

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

The company-owned tractor segment had revenue of $58,715,000 and $93,393,000 for 1998 and 1997, respectively.

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

During the first half of 1997, the Company recorded $3,247,000 of restructuring costs, which included $1,647,000 for office and employee relocation and $1,600,000 of other costs. After deducting related income tax benefits of $1,354,000, the restructuring charge reduced net income by $1,893,000, or $0.15 per common share, in 1997. The restructuring was completed during 1997.

 (4) Income Taxes

The provisions for income taxes from continuing operations consisted of the following (in thousands):

                                                                  Fiscal Years
                                                        ------------------------------
                                                          1999       1998       1997
                                                          ----       ----       ----
Current:
   Federal                                              $24,931    $21,185    $10,375
   State                                                  4,549      2,656      2,037
                                                        -------    -------    -------
                                                         29,480     23,841     12,412
Deferred:
   Federal                                                1,019     (1,268)     4,465
   State                                                    769        845      1,205
                                                         ------    -------    -------
                                                          1,788       (423)     5,670
Non-cash charge in lieu of income taxes                                 52        106
                                                        -------    -------    -------
Income taxes                                            $31,268    $23,470    $18,188
                                                        =======    =======    =======

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities consisted of the following (in thousands):

                                                    Dec. 25, 1999     Dec. 26, 1998
                                                    -------------     -------------
Deferred tax assets:
   Receivable valuations                                $   3,759         $   3,263
   Deferred state income tax benefits                       1,665             1,396
   State net operating loss carryforwards                   1,439             1,536
   Self insured claims                                      8,044            10,383
   Other                                                    3,281             2,025
                                                        ---------         ---------
                                                           18,188            18,603
   Valuation allowance                                       (658)             (658)
                                                        ---------         ---------
                                                        $  17,530         $  17,945
                                                        =========         =========
Deferred tax liabilities:
   Operating property                                   $   7,321         $   6,296
   All other                                                6,174             5,826
                                                        ---------         ---------
                                                        $  13,495         $  12,122
                                                        =========         =========

The loss from discontinued operations included a deferred tax benefit of $7,604,000 in 1998.

At December 25, 1999, the valuation allowance of $658,000 was attributable to deferred state income tax benefits, which primarily represented state operating loss carryforwards at one subsidiary. The valuation allowance and goodwill will be reduced by $630,000 when realization of deferred state income tax benefits becomes likely.

The following table summarizes the differences between income taxes calculated at the federal income tax rate of 35% on income from continuing operations before income taxes and the provisions for income taxes (in thousands):

                                                                  Fiscal Years
                                                        ----------------------------
                                                          1999      1998       1997
                                                          ----      ----       ----
Income taxes at federal income tax rate                 $27,022   $20,283    $15,266
State income taxes, net of federal income
   tax benefit                                            3,457     2,309      2,176
Amortization of goodwill                                    258       258        258
Meals and entertainment exclusion                           472       470        425
Other, net                                                   59       150         63
                                                        -------  --------   --------
Income taxes                                            $31,268   $23,470    $18,188
                                                        =======   =======    =======

Landstar paid income taxes of $28,659,000 in 1999, $26,110,000 in 1998 and $10,184,000 in 1997.

(5) Operating Property

Operating property is summarized as follows (in thousands):

                                                     Dec. 25, 1999     Dec. 26, 1998
                                                     -------------     -------------
Land                                                      $  2,280          $  2,280
Leasehold improvements                                       5,817                95
Buildings and improvements                                   8,638             9,589
Trailers                                                    56,966            43,522
Other equipment                                             24,379            21,075
                                                          --------          --------
                                                            98,080            76,561
Less accumulated depreciation and amortization              34,283            29,603
                                                          --------          --------
                                                          $ 63,797          $ 46,958
                                                          ========          ========

Included above is $50,899,000 in 1999 and $35,438,000 in 1998 of operating property under capital leases, $35,153,000 and $22,513,000, respectively, net of accumulated amortization. Landstar acquired operating property by entering into capital leases in the amount of $17,445,000 and $12,902,000 in 1999 and 1998, respectively.

(6) Pension Plans

Landstar sponsors an Internal Revenue Code section 401(k) defined contribution plan for the benefit of full-time employees who have completed one year of service. Eligible employees make voluntary contributions up to 16% of their base salary, subject to certain limitations. Landstar contributes an amount equal to 100% of the first 3% and 50% of the next 2% of such contributions, subject to certain limitations. In addition, one subsidiary, Landstar Ranger, Inc. ("Landstar Ranger"), makes contributions in accordance with a negotiated labor contract (generally based on the number of weeks worked) to union sponsored multi-employer defined benefit pension plans for the benefit of approximately 200 union drivers.

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

The expense from continuing operations for the Company sponsored defined contribution plan and for union sponsored plans was $1,082,000 and $1,351,000 in 1999, respectively, $624,000 and $1,265,000 in 1998, respectively and $660,000 and $1,193,000 in 1997, respectively.

(7) Debt

Long-term debt is summarized as follows (in thousands):

                                                         Dec. 25, 1999  Dec. 26, 1998
                                                         -------------  -------------
Capital leases                                                 $27,298        $15,940
Working Capital Facility                                        21,500
Acquisition Facility                                            18,500         18,500
                                                               -------        -------
                                                                67,298         34,440
Less current maturities                                          6,769          4,708
                                                               -------        -------
Total long-term debt                                           $60,529        $29,732
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

Borrowings under the Second Amended and Restated Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by The Chase Manhattan Bank, (b) the three month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to The Chase Manhattan Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of the Company's Leverage Ratio, as defined in the Second Amended and Restated Credit Agreement. As of December 25, 1999, the margin was equal to 32/100 of 1%. The unused portion of the Second Amended and Restated Credit Agreement carries a commitment fee determined based on the level of the Company's Leverage Ratio, as therein defined. As of December 25, 1999, the commitment fee for the unused portion of the Second Amended and Restated Credit Agreement was 0.100%. At December 25, 1999, the weighted average interest rate on borrowings outstanding under the Second Amended and Restated Credit Agreement was 6.54%. Based on the borrowing rates in the Second Amended and Restated Credit Agreement and the repayment terms, the fair value of the outstanding borrowings under the Second Amended and Restated Credit Agreement was estimated to approximate carrying value.

The Second Amended and Restated Credit Agreement contains a number of covenants that limit, among other things, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Second Amended and Restated Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the Second Amended and Restated Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Landstar exceeded the required Interest Coverage level by approximately
$15,467,000 at December 25, 1999.

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

The amounts outstanding on both the Working Capital Facility and the Acquisition Facility are payable upon the expiration of the Second Amended and Restated Credit Agreement. There are no other installments of long-term debt, excluding capital lease obligations, maturing in the next five years.

Landstar paid interest of $4,484,000 in 1999, $4,159,000 in 1998 and $5,476,000 in 1997. Included in interest paid is $695,000 and $1,936,000 in
1998 and 1997, respectively, related to discontinued operations.

(8) Leases

The future minimum lease payments under all noncancelable leases at December 25, 1999, principally for trailers and the Company's headquarters facility in Jacksonville, Florida, are shown in the following table (in thousands):

                                                   Capital        Operating
                                                    Leases           Leases
                                                   -------        ---------
2000                                               $ 8,370        $   3,162
2001                                                 7,720            2,532
2002                                                 7,117            2,177
2003                                                 5,691            1,742
2004                                                 2,300            1,680
Thereafter                                                           19,069
                                                   -------        ---------
                                                    31,198        $  30,362
                                                                  =========
Less amount representing interest
    (5.9% to 7.4%)                                   3,900
Present value of minimum                           -------
   lease payments                                  $27,298
                                                   =======

Total rent expense from continuing operations, net of sublease income, was $19,322,000 in 1999, $20,548,000 in 1998 and $21,022,000 in 1997.

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

Options granted become exercisable in five equal annual installments under the Plan and three equal annual installments under the DSOP, commencing on the first anniversary of the date of grant, subject to acceleration in certain circumstances, and expire on the tenth anniversary of the date of grant.
Under the plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. At December 25, 1999, there were 1,042,700 shares of the Company's stock reserved for issuance upon exercise of options granted under the plans.

Information regarding the Company's stock option plans is as follows:

                                     Options Outstanding               Options Exercisable
                                  ---------------------------      --------------------------
                                             Weighted Average                Weighted Average
                                               Exercise Price                  Exercise Price
                                   Shares           Per Share       Shares          Per Share
                                  --------  -----------------      --------  ----------------
Options at December 28, 1996       512,900           $  24.77       201,000        $    23.10
  Granted                           23,500           $  26.38
  Exercised                        (18,100)          $  19.89
  Forfeited                        (36,800)          $  24.95
                                  --------

Options at December 27, 1997       481,500           $  25.01       276,800        $    23.90
  Granted                          219,300           $  35.02
  Exercised                       (140,600)          $  20.66
  Forfeited                        (39,900)          $  27.36
                                  --------
Options at December 26, 1998       520,300           $  30.25       203,900        $    26.40
  Granted                           71,600           $  36.33
  Exercised                        (22,400)          $  19.88
  Forfeited                           (300)          $  25.50
                                  --------
Options at December 25, 1999       569,200           $  31.42       286,520        $    28.53
                                   =======

The fair value of each option grant on its grant date was calculated using the Black-Scholes option pricing model with the following assumptions for grants made in 1999, 1998 and 1997: risk free interest rate of 6.0% in 1999, 5.0% in 1998 and 6.0% in 1997, expected lives of 5 years and no dividend yield. The expected volatility used in calculating the fair market value of stock options granted was 38% in 1999, 40% in 1998 and 37% in 1997. The weighted average grant date fair value of stock options granted was $15.71, $15.02 and $11.23 per share in 1999, 1998 and 1997, respectively.

The following table summarizes stock options outstanding at December 25, 1999:

                                    Options Outstanding
                                    -------------------
   Range of Exercise                                 Weighted Average  Weighted Average
              Prices   Number Outstanding       Remaining Contractual    Exercise Price
           Per Share        Dec. 25, 1999                Life (years)         Per Share
   -----------------   ------------------       ---------------------  ----------------
   $22.531 - $33.800              370,500              6.3                    $   27.89
   $33.801 - $40.500              198,700              9.0                    $   38.01
                         ----------------
   $22.531 - $40.500              569,200              7.3                    $   31.42
                         ================

                                    Options Exercisable
                                    -------------------
               Range of Exercise                Number    Weighted Average
                          Prices           Exercisable      Exercise Price
                       Per Share         Dec. 25, 1999           Per Share
               -----------------      ----------------    ----------------
                $22.531 - $33.800              261,100          $   27.51
                $33.801 - $38.953               25,420          $   38.95
                                       ----------------
                $22.531 - $38.953              286,520          $   28.53
                                       ================

The Company accounts for its stock option plans using the intrinsic value method as prescribed in Accounting Principal Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for the Company's stock option plans been determined using the fair value at grant date method as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the effect on net income and earnings per common share for the fiscal year would have been $966,000, or $0.10 per common share, in 1999, $484,000, or $0.04 per common share, in 1998 and $378,000, or $0.03 per common share, in 1997.

(10) Shareholders' Equity

During 1999, Landstar purchased 1,291,000 shares of its common stock at a total cost of $51,384,000 pursuant to previously announced stock repurchase programs. As of December 25, 1999, Landstar may purchase an additional 864,000 shares of its common stock under its current authorized stock repurchase program.

During 1998, the Company established an employee stock option loan program. Under the terms of the program, the Company will provide employees financing in order for them to exercise fully vested stock options. The loans are full recourse with the principal repayable in lump sum on the fifth anniversary of the loan. During 1999 and 1998, $384,000 and $1,541,000 of such loans were issued, respectively.

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

(11) Segment Information

The Company has three reportable business segments. These are the carrier, multimodal and insurance segments. In 2000, the Company made a decision to realign the operations of Landstar Gemini, Inc. ("Landstar Gemini"), formerly a wholly-owned subsidiary of Landstar Logistics, Inc. ("Landstar Logistics"), with the operations of the carrier segment. Accordingly, Landstar Gemini is now included as part of the carrier segment and is no longer included in the multimodal segment. All segment information included herein has been restated to reflect this change.

The carrier segment provides truckload transportation for a wide range of general commodities over irregular routes with its fleet of dry and specialty vans and unsided trailers, including flatbed, drop deck and specialty. It also provides short-to-long haul movement of containers by truck and dedicated power only truck capacity. The carrier segment markets its services primarily through independent commission sales agents and utilizes tractors provided by independent contractors. Transportation services provided by the multimodal segment include the arrangement of intermodal moves, contract logistics, truck brokerage and emergency and expedited air freight. The multimodal segment markets its services through independent commission sales agents and utilizes capacity provided by independent contractors, including railroads and air cargo carriers. The nature of the carrier and multimodal segments' business is such that a significant portion of their operating costs varies directly with revenue. The insurance segment provides risk and claims management services to Landstar's operating companies. In addition, it reinsures certain property, casualty, and occupational accident risks of certain independent contractors who have contracted to haul freight for Landstar and provides certain property and casualty insurance directly to Landstar's operating subsidiaries. Signature Insurance Company, which comprises the majority of the insurance segment, began operations in March 1997.

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

No single customer accounts for more than 10% of consolidated revenue. However, during 1999 approximately 15% of the Company's revenue was attributable to the automotive industry. Substantially all of the Company's revenue is generated in the United States.

The following tables summarize information about the Company's reportable business segments as of and for the fiscal years ending December 25, 1999, December 26, 1998 and December 27, 1997 (in thousands):

1999
                             Carrier    Multimodal  Insurance     Other         Total
                             -------    ----------  ---------     -----         -----
External revenue          $1,111,912    $ 250,395    $  25,776              $1,388,083
Internal revenue              35,194          196       21,790                  57,180
Investment income                                        2,502                   2,502
Interest and debt expense                                        $ 4,509         4,509
Depreciation and
  amortization                 7,107          982                  3,609        11,698
Operating income              86,282        7,949       27,141   (39,658)       81,714

Expenditures on
  long-lived assets              374          137                 12,205        12,716
Capital lease additions       17,445                                            17,445
Total assets                 251,922       57,337       28,180    28,002       365,441

1998
                              Carrier    Multimodal  Insurance     Other         Total
                              -------    ----------  ---------     -----         -----
External revenue          $1,029,432   $  229,994    $  24,181              $1,283,607
Internal revenue              38,302          169       20,716                  59,187
Investment income                                        1,689                   1,689
Interest and debt expense                                        $ 3,503         3,503
Depreciation and
  amortization                 6,072        1,064                  3,022        10,158
Operating income              69,401        6,407       19,479   (33,833)       61,454

Expenditures on
  long-lived assets            2,240          717                  4,228         7,185
Capital lease additions       12,902                                            12,902
Total assets                 210,200       55,207       24,179    24,079       313,665

1997
                             Carrier    Multimodal  Insurance     Other         Total
                             -------    ----------  ---------     -----         -----
External revenue           $ 997,639   $  202,732    $  18,940              $1,219,311
Internal revenue              39,530          610       15,452                  55,592
Interest income                                            468                     468
Interest and debt expense                                        $ 3,173         3,173
Depreciation and
  amortization                 6,473        1,146                  3,735        11,354
Restructuring costs            1,355           43                  1,849         3,247
Operating income              63,172        4,463        7,863   (29,177)       46,321

Expenditures on
  long-lived assets            6,314          629                  2,001         8,944
Total assets                 204,974       51,224       22,101    78,880       357,179

Included in total assets in the other segment at December 27, 1997 are assets of $68,791,000 from the discontinued company-owned tractor segment.

(12) Commitments and Contingencies

At December 25, 1999, Landstar had commitments for letters of credit outstanding in the amount of $22,229,000, primarily as collateral for estimated insurance claims, $12,480,000 of which were supported by the Second Amended and Restated Credit Agreement and $9,749,000 secured by assets deposited with a financial institution.


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

Independent Auditors' Report
----------------------------
Landstar System, Inc. and Subsidiary


The Board of Directors and Shareholders
Landstar System, Inc.:


We have audited the accompanying consolidated balance sheets of Landstar System, Inc. and subsidiary as of December 25, 1999 and December 26, 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended December 25, 1999, December 26, 1998 and December 27, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Landstar System, Inc. and subsidiary as of December 25, 1999 and December 26, 1998, and the results of their operations and their cash flows for the fiscal years ended December 25, 1999, December 26, 1998 and December 27, 1997 in conformity with generally accepted accounting principles.

KPMG LLP

Stamford, Connecticut
February 1, 2000

                     LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           QUARTERLY FINANCIAL DATA
                (Dollars in thousands, except per share amounts)

                                             Fourth        Third         Second        First
                                             Quarter       Quarter       Quarter       Quarter
                                              1999          1999          1999          1999
                                           ----------    ----------    ----------    ----------
Revenue                                    $  380,124    $  351,460    $  345,064    $  311,435
                                           ==========    ==========    ==========    ==========
Operating income                           $   27,800    $   21,616    $   18,995    $   13,303
                                           ----------    ----------    ----------    ----------
Income before income taxes                 $   26,272    $   20,295    $   18,074    $   12,564
Income taxes                                   10,639         8,221         7,319         5,089
                                           ----------    ----------    ----------    ----------
Net income                                 $   15,633    $   12,074    $   10,755    $    7,475
                                           ==========    ==========    ==========    ==========

Earnings per common share (1)              $     1.65    $     1.21    $     1.06    $     0.72
                                           ==========    ==========    ==========    ==========

Diluted earnings per share (1)             $     1.63    $     1.20    $     1.05    $     0.71
                                           ==========    ==========    ==========    ==========



                                             Fourth        Third         Second        First
                                             Quarter       Quarter       Quarter       Quarter
                                              1998          1998          1998          1998
                                           ----------    ----------    ----------    ----------
Revenue                                    $  333,865    $  324,033    $  327,525    $  298,184
                                           ==========    ==========    ==========    ==========
Operating income                           $   19,954    $   16,516    $   16,047    $    8,937
                                           ----------    ----------    ----------    ----------
Income from continuing operations
  before income taxes                      $   19,035    $   15,528    $   15,104    $    8,284
Income taxes                                    7,709         6,289         6,117         3,355
                                           ----------    ----------    ----------    ----------
Income from continuing operations              11,326         9,239         8,987         4,929
Discontinued operations,
  net of income taxes                                                     (22,152)         (437)
                                           ----------    ----------    ----------    ----------
Net income (loss)                          $   11,326    $    9,239    $  (13,165)   $    4,492
                                           ==========    ==========    ==========    ==========

Earnings (loss) per common share: (1)
Income from continuing operations          $     1.09    $     0.86    $     0.80    $     0.42
Loss from discontinued operations                                           (1.97)        (0.04)
                                           ----------    ----------    ----------    ----------
  Earnings (loss) per common share         $     1.09    $     0.86    $    (1.17)   $     0.38
                                           ==========    ==========    ==========    ==========
Diluted earnings (loss) per share: (1)
Income from continuing operations          $     1.07    $     0.85    $     0.79    $     0.42
Loss from discontinued operations                                           (1.95)        (0.04)
                                           ----------    ----------    ----------    ----------
  Diluted earnings (loss) per share        $     1.07    $     0.85    $    (1.16)   $     0.38
                                           ==========    ==========    ==========    ==========



(1) Due to the changes in the number of average common shares and common stock equivalents outstanding during the year, earnings per share amounts for each quarter do not necessarily add to the earnings per share amounts for the full year.

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                              SELECTED CONSOLIDATED FINANCIAL DATA
                        (Dollars in thousands, except per share amounts)

                                                                  Fiscal Years
                                             1999       1998         1997         1996         1995
                                       ------------------------------------------------------------
Income Statement Data:
Revenue                                $1,388,083 $1,283,607   $1,219,311   $1,129,856   $1,054,648
Investment income                           2,502      1,689
Costs and expenses:
 Purchased transportation               1,022,203    950,343      898,746      826,822      773,300
 Commissions to agents                    111,666    101,409       98,425       84,768       73,095
 Other operating costs                     30,000     27,516       32,747       51,385       43,369
 Insurance and claims                      34,064     39,388       42,885       29,774       26,722
 Selling, general and administrative       99,240     95,028       85,586       79,002       81,448
 Depreciation and amortization             11,698     10,158       11,354       13,814       11,287
 Restructuring costs                                                3,247        5,937
                                        ---------  ---------    ---------    ---------    ---------
  Total costs and expenses              1,308,871  1,223,842    1,172,990    1,091,502    1,009,221
                                        ---------  ---------    ---------    ---------    ---------

Operating income                           81,714     61,454       46,321       38,354       45,427
Interest and debt expense                   4,509      3,503        2,705        5,032        5,166
                                        ---------  ---------    ---------    ---------    ---------
Income from continuing operations
  before income taxes                      77,205     57,951       43,616       33,322       40,261
Income taxes                               31,268     23,470       18,188       13,675       16,489
                                        ---------  ---------    ---------    ---------    ---------
Income from continuing operations          45,937     34,481       25,428(1)    19,647(2)    23,772
Discontinued operations, net of
 income taxes                                        (22,589)        (738)        (722)       1,190
                                        ---------  ---------    ---------    ---------    ---------
Net income                              $  45,937  $  11,892    $  24,690    $  18,925    $  24,962
                                        =========  =========    =========    =========    =========

Earnings per common share:
 Income from continuing operations      $    4.60  $    3.13    $    2.03(1) $    1.54(2) $    1.86
 Income (loss) from discontinued
   operations                                          (2.05)       (0.06)       (0.06)        0.09
                                        ---------  ---------    ---------    ---------    ---------
 Earnings per common share              $    4.60  $    1.08    $    1.97    $    1.48    $    1.95
                                        =========  =========    =========    =========    =========

Diluted earnings per share:
 Income from continuing operations      $    4.55  $    3.10    $    2.02(1) $    1.53(2) $    1.85
 Income (loss) from discontinued
   operations                                          (2.03)       (0.06)       (0.06)        0.09
                                        ---------  ---------    ---------    ---------    ---------
 Diluted earnings per share             $    4.55  $    1.07    $    1.96    $    1.47    $    1.94
                                        =========  =========    =========    =========    =========




                                       61



















                                          Dec. 25,   Dec. 26,     Dec. 27,     Dec. 28,     Dec. 30,
                                             1999       1998         1997         1996         1995
                                        ---------  ---------    ---------    ---------    ---------
Balance Sheet Data:
Total assets                            $ 365,441  $ 313,665    $ 357,179    $ 370,801    $ 353,079
Long-term debt, including
   current maturities                      67,298     34,440       50,446       90,396       93,867
Shareholders' equity                      106,884    111,848      151,696      147,557      128,396


(1) After deducting related income tax benefits of $1,354, the restructuring costs reduced income from continuing operations by $1,893, or $0.15 per common share ($0.15 per diluted share).

(2) After deducting related income tax benefits of $2,434, the restructuring costs reduced income from continuing operations by $3,503, or $0.27 per common share ($0.27 per diluted share).