Form 10-K, Exhibit 13
period 2000-12-30
LANDSTAR SYSTEM INC
filed 2001-03-21
CIK 853816

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

The carrier segment consists of Landstar Ranger, Inc. ("Landstar Ranger"), Landstar Inway, Inc., Landstar Ligon, Inc. ("Landstar Ligon") and Landstar Gemini, Inc. The carrier segment provides truckload transportation for a wide range of general commodities over irregular routes with its fleet of dry and specialty vans and unsided trailers, including flatbed, drop deck and specialty. It also provides short-to-long haul movement of containers by truck and dedicated power-only truck capacity. The carrier segment markets its services primarily through independent commission sales agents and utilizes tractors provided by independent contractors. The nature of the carrier segment's business is such that a significant portion of its operating costs varies directly with revenue. The carrier segment historically has contributed approximately 80% of Landstar's consolidated revenue.

The multimodal segment is comprised of Landstar Logistics, Inc. and Landstar Express America, Inc. ("Landstar Express America"). Transportation services provided by the multimodal segment include the arrangement of intermodal moves, contract logistics, truck brokerage and emergency and expedited air freight. The multimodal segment markets its services through independent commission sales agents and utilizes capacity provided by independent contractors, including railroads and air cargo carriers. The nature of the multimodal segment's business is such that a significant portion of its operating costs also varies directly with revenue. The multimodal segment historically has contributed approximately 18% of Landstar's consolidated revenue.

 The insurance segment is comprised of Signature Insurance Company ("Signature"), a wholly-owned offshore insurance subsidiary, and Risk Management Claim Services, Inc. The insurance segment provides risk and claims management services to Landstar's operating companies. In addition, it reinsures certain property, casualty and occupational accident risks of certain independent contractors who have contracted to haul freight for Landstar and provides certain property and casualty insurance directly to Landstar's operating subsidiaries. The insurance segment historically has contributed approximately 2% of Landstar's consolidated revenue.

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

Employee compensation and benefits account for over half of the Company's selling, general and administrative expense. Other significant components of selling, general and administrative expense are communications cost and rent expense.

Depreciation and amortization primarily relates to depreciation of trailers and management information services equipment.

The following table sets forth the percentage relationships of expense items to revenue for the periods indicated:

                                                      Fiscal Years
                                                ------------------------
                                                  2000      1999     1998
                                                 ------   ------   ------
Revenue                                          100.0%   100.0%   100.0%
Investment income                                  0.3      0.2      0.1

Costs and expenses:
    Purchased transportation                      73.8     73.6     74.0
    Commissions to agents                          8.0      8.0      7.9
    Other operating costs                          2.1      2.2      2.1
    Insurance and claims                           2.2      2.5      3.1
    Selling, general and administrative            7.1      7.2      7.4
    Depreciation and amortization                  0.9      0.8      0.8
    Non-recurring costs                            0.4
                                                ------   ------   ------
      Total costs and expenses                    94.5     94.3     95.3
                                                ------   ------   ------
Operating income                                   5.8      5.9      4.8
Interest and debt expense                          0.6      0.3      0.3
                                                ------   ------   ------
Income from continuing operations
    before income taxes                            5.2      5.6      4.5
Income taxes                                       2.0      2.3      1.8
                                                ------   ------   ------
Income from continuing operations                  3.2      3.3      2.7
Discontinued operations, net of
    income taxes                                                    (1.8)
                                                ------   ------   ------
Net income                                         3.2%     3.3%     0.9%
                                                ======   ======   ======

FISCAL YEAR ENDED DECEMBER 30, 2000 COMPARED TO FISCAL YEAR ENDED DECEMBER 25, 1999

Revenue for the fiscal year 2000 was $1,418,492,000, an increase of $30,409,000, or 2.2%, over revenue for the 1999 fiscal year. The increase was attributable to higher revenue at the carrier and multimodal segments of $5,130,000 and $26,692,000, respectively, partially offset by decreased revenue of $1,413,000 at the insurance segment. Overall, revenue per revenue mile (price) increased approximately 3%, partially offset by decreased revenue miles (volume) of approximately
1%. The decrease in revenue from the prior year at the insurance segment was primarily attributable to reduced independent contractor participation in the insurance programs reinsured by Signature. Investment income at the insurance segment was $4,317,000 and $2,502,000 for fiscal year 2000 and 1999, respectively.

Purchased transportation was 73.8% of revenue in 2000 compared with 73.6% in 1999. The increase in purchased transportation as a percentage of revenue was primarily attributable to increased revenue contributed by the multimodal segment which tends to have a higher cost of purchased transportation and decreased premium revenue at the insurance segment. In addition, purchased transportation costs at the multimodal segment were generally higher due to increased fuel costs incurred by its capacity providers. Commissions to agents were 8.0% of revenue in 2000 and 1999. Other operating costs were 2.1% of revenue in 2000 compared with 2.2% in 1999. The decrease in other operating costs as a percentage of revenue was primarily attributable to the increase in the percentage of revenue contributed by the multimodal segment which does not incur trailer rent or trailer maintenance costs. Insurance and claims were 2.2% of revenue in 2000 compared with 2.5% in 1999 primarily due to increased revenue at the multimodal segment, which has a lower claims risk profile, and lower overall accident frequency and severity in 2000. Selling, general and administrative costs were 7.1% of revenue in 2000 and 7.2% in 1999. The decrease in selling, general and administrative costs as a percentage of revenue was primarily due to a decrease in the provision for bonuses under the Company's incentive compensation plan. Depreciation and amortization was 0.9% of revenue in 2000 and 0.8% of revenue in 1999. The increase in depreciation and amortization as a percent of revenue was due to an increase in company-owned trailing equipment.

Approximately 100 Landstar Ranger drivers are represented by the International Brotherhood of Teamsters (the "Teamsters"). The vast majority of these unionized drivers participate in the Teamsters' Central States Southeast and Southwest Areas Pension Fund (the "Fund"). Under a prior collective bargaining agreement, Landstar Ranger was required to make contributions to various Teamster pension funds for 205 drivers regardless of the actual number of unionized drivers. Effective April 1, 2000, a new collective bargaining agreement required Landstar Ranger to make pension contributions for only the actual number of unionized drivers.
As a result of the elimination of the requirement to make contributions for more than the actual number of unionized drivers, the Trustees of the Fund have terminated participation in the Fund by Landstar Ranger effective October 1, 2000. The Trustees of the Fund regard this action as a withdrawal by Landstar Ranger. Landstar Ranger recorded a charge in the amount of $2,230,000 for the estimated cost of withdrawal from the Fund. Management estimates the elimination of the requirement to make contributions for more than the actual number of unionized drivers will result in annual savings of approximately $800,000.

On March 28, 2000, the Company announced a plan to restructure the operations of Landstar Ligon and to relocate its headquarters from Madisonville, Kentucky to Jacksonville, Florida in June of 2000. As a result of the restructuring and relocation, a one-time charge in the amount of $3,040,000 was recorded during the second quarter of 2000 representing approximately $1,370,000 of employee and office relocation costs, $1,000,000 of severance costs and $670,000 of other costs. The restructuring and relocation were substantially completed by September 23, 2000. Management anticipates future savings of selling, general and administrative costs as a result of this restructuring to approximate $1,000,000 per annum.

Interest and debt expense was 0.6% of revenue in 2000 and 0.3% of revenue in 1999. This increase was primarily attributable to increased average borrowings on the senior credit facility, which were used to finance a portion of the Company's stock repurchase program, increased capital lease obligations for trailing equipment and higher interest rates.

The provisions for income taxes for the 2000 and 1999 fiscal years were based on an effective income tax rate of 38.5% and 40.5%, respectively, which is higher than the statutory federal income tax rate primarily as a result of state income taxes, amortization of certain goodwill and the meals and entertainment exclusion. The decrease in the effective income tax rate was attributable to state income tax planning strategies. At December 30, 2000, the valuation allowance of $615,000 was attributable to deferred state income tax benefits, which primarily represented state operating loss carryforwards at one subsidiary. The valuation allowance and goodwill will be reduced by $587,000 when realization of deferred state income tax benefits becomes likely. The Company believes that deferred income tax benefits, net of the valuation allowance, are more likely than not to be realized because of the Company's ability to generate future taxable earnings.

Net income was $45,194,000, or $5.15 per common share ($5.03 per diluted share), in 2000 compared with $45,937,000, or $4.60 per common share ($4.55 per diluted share), in 1999. After deducting related income tax benefits of $2,105,000, the non-recurring costs reduced net income by $3,165,000 in 2000. Excluding non-recurring costs, net income would have been $48,359,000, or $5.51 per common share ($5.38 per diluted share) in 2000.

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

Purchased transportation was 73.6% of revenue in 1999 compared with 74.0% in 1998. The decrease in purchased transportation as a percentage of revenue was primarily attributable to reduced intermodal and air freight revenue which tend to have a higher cost of purchased transportation and increased utilization of company-owned or leased trailers as opposed to those supplied by independent contractors. Commissions to agents were 8.0% of revenue in 1999 compared with 7.9% in 1998 primarily due to an increase in the percentage of revenue generated through independent commission sales agents which reflected the conversion of company-owned sales locations to independent commission sales agent locations. Other operating costs were 2.2% of revenue in 1999 compared with 2.1% in 1998. The increase in other operating costs as a percentage of revenue was primarily attributable to a higher provision for contractor bad debts, higher net trailer costs and increased contractor recruiting costs, partially offset by a one-time reduction in the cost of fuel taxes which resulted from a favorable fuel tax audit. Insurance and claims were 2.5% of revenue in 1999 compared with 3.1% in 1998 primarily due to the favorable development of prior year claims in 1999. Selling, general and administrative costs were 7.2% of revenue in 1999 and 7.4% in 1998. The decrease in selling, general and administrative costs as a percentage of revenue was due to the
                                       40
effect of the increase in revenue, a decrease in the provision for customer bad debts and one-time costs of $560,000 attributable to the relocation in 1998 of Landstar Express America from Charlotte, North Carolina to Jacksonville, Florida, partially offset by increased wages and benefits, increased information services costs and a higher provision for bonuses under the Company's incentive compensation plan.

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


CAPITAL RESOURCES AND LIQUIDITY

On October 10, 1997, Landstar renegotiated its existing Credit Agreement with a syndicate of banks and The Chase Manhattan Bank, as administrative agent (the "Second Amended and Restated Credit Agreement"). The Second Amended and Restated Credit Agreement provides $200,000,000 of borrowing capacity, consisting of $150,000,000 of revolving credit (the "Working Capital Facility") and $50,000,000 of revolving credit available to finance acquisitions (the "Acquisition Facility"). $50,000,000 of the total borrowing capacity under the Working Capital Facility may be utilized in the form of letter of credit guarantees. At December 30, 2000, Landstar had commitments for letters of credit outstanding in the amount of $20,452,000, primarily as collateral for estimated insurance claims, $10,080,000 of which were supported by the Second Amended and Restated Credit Agreement and $10,372,000 secured by assets deposited with a financial institution. The Second Amended and Restated Credit Agreement expires on October 10, 2002.

Borrowings under the Second Amended and Restated Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by The Chase Manhattan Bank, (b) the three month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to The Chase Manhattan Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of the Company's Leverage Ratio, as defined in the Second Amended and Restated Credit Agreement. As of
December 30, 2000, the margin was equal to 37.5/100 of 1%. The unused portion
                                       41
of the Second Amended and Restated Credit Agreement carries a commitment fee determined based on the level of the Leverage Ratio, as therein defined. As of December 30, 2000, the commitment fee for the unused portion of the Second Amended and Restated Credit Agreement was 0.125%. At December 30, 2000, the weighted average interest rate on borrowings outstanding under the Second Amended and Restated Credit Agreement was 7.06%.

The Second Amended and Restated Credit Agreement contains a number of covenants that limit, among other things, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Second Amended and Restated Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the Second Amended and Restated Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Landstar exceeded the required Interest Coverage level by $11,019,000 at December 30, 2000.

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

Shareholders' equity was $107,859,000, or 53% of total capitalization, at December 30, 2000, compared with $106,884,000, or 61% of total capitalization, at December 25, 1999. The reduction in shareholders' equity as a percentage of total capitalization was primarily a result of the purchase of 864,000 shares of the Company's common stock at a total cost of $46,185,000, partially offset by fiscal year's 2000 net income. As of December 30, 2000, the Company may purchase an additional 500,000 shares of its common stock under its authorized stock repurchase program. Long-term debt including current maturities was $94,643,000 at December 30, 2000, $27,345,000 higher than at December 25, 1999, primarily as a result of financing a portion of the stock repurchase program with borrowings under the Second Amended and Restated Credit Agreement. Working capital and the ratio of current assets to current liabilities were $94,718,000 and 1.61 to 1, respectively, at December 30, 2000, compared with $81,589,000 and 1.48 to 1, respectively, at December 25, 1999. Landstar has historically operated with current ratios approximating 1.5 to 1. Cash provided by operating activities was $54,047,000 in 2000 compared with $43,582,000 in 1999. The increase in cash provided by operating activities was attributable to the timing of collection of accounts receivable. During the 2000 fiscal year, Landstar purchased $7,305,000 of operating property and acquired $18,448,000 of revenue equipment by entering into capital leases. Landstar anticipates it will acquire approximately $12,000,000 of operating property during fiscal year 2001 either by purchase or by lease financing.

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

Management believes that cash flow from operations combined with its borrowing capacity under the Second Amended and Restated Credit Agreement will be adequate to meet Landstar's debt service requirements, fund continued growth, both internal and through acquisitions, complete its announced stock repurchase program and meet working capital needs.

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

FORWARD-LOOKING STATEMENTS

The following is a "safe harbor" statement under the Private Securities Litigation Reform Act of 1995. Statements contained in this document that are not based on historical facts are "forward-looking statements." This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Form 10-K statement contain forward-looking statements, such as statements which relate to Landstar's business objectives, plans, strategies and expectations. Terms such as "anticipates," "believes," "estimates," "plans," "predicts," "may," "should," "will," the negative thereof and similar expressions are intended to identify forward-looking statements. Such statements are subject to uncertainties and risks, including but not limited to; an increase in the frequency or severity of accidents or workers' compensation claims; unfavorable development of existing accident claims; a downturn in domestic economic growth or growth in the transportation sector; and other operational, financial or legal risks or uncertainties detailed in Landstar's Securities and Exchange Commission filings from time to time. These risks and uncertainties could cause actual results or events to differ materially from historical results or those anticipated. Investors should not place undue reliance on such forward-looking statements, and the Company undertakes no obligation to publicly update or revise any forward-looking statements.

SEASONALITY

Landstar's operations are subject to seasonal trends common to the trucking industry. Results of operations for the quarter ending in March are typically lower than the quarters ending June, September and December due to reduced shipments and higher operating costs in the winter months.


                                       43

                         LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share amounts)

                                                           December 30,    December 25,
                                                                   2000            1999
                                                            -----------     -----------
ASSETS
Current assets:
    Cash                                                       $ 32,926        $ 23,721
    Short-term investments                                        1,500           1,000
    Trade accounts receivable, less allowance
      of $4,450 and $4,002                                      195,398         207,024
    Other receivables, including advances to independent
      contractors, less allowance of $5,089
        and $5,033                                               13,122          14,318
    Prepaid expenses and other current assets                     6,062           6,190
                                                               --------        --------
      Total current assets                                      249,008         252,253
                                                               --------        --------
Operating property, less accumulated depreciation
       and amortization of $37,497 and $34,283                   76,049          63,797
Goodwill, less accumulated amortization of $8,993
       and $7,777                                                32,474          33,733
Deferred income taxes and other assets                           12,831          15,658
                                                               --------        --------
Total assets                                                   $370,362        $365,441
                                                               ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Cash overdraft                                             $ 17,496        $ 19,471
    Accounts payable                                             63,002          67,322
    Current maturities of long-term debt                          9,766           6,769
    Insurance claims                                             23,364          27,207
    Accrued compensation                                          8,277          12,113
    Other current liabilities                                    32,385          37,782
                                                               --------        --------
      Total current liabilities                                 154,290         170,664
                                                               --------        --------
Long-term debt, excluding current maturities                     84,877          60,529
Insurance claims                                                 23,336          27,364
Shareholders' equity:
    Common stock, $.01 par value, authorized 20,000,000
      shares, issued 13,233,874 and
        13,063,974 shares                                           132             131
    Additional paid-in capital                                   71,325          65,833
    Retained earnings                                           215,368         170,174
    Cost of 4,741,841 and 3,909,041 shares of common
      stock in treasury                                        (172,727)       (127,560)
    Notes receivable arising from exercise of stock options      (6,239)         (1,694)
                                                               --------        --------
      Total shareholders' equity                                107,859         106,884
                                                               --------        --------
Total liabilities and shareholders' equity                     $370,362        $365,441
                                                               ========        ========
See accompanying notes to consolidated financial statements.

                                       44

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF INCOME
                       (Dollars in thousands, except per share amounts)

                                                           Fiscal Years Ended
                                               December 30,  December 25,  December 26,
                                                       2000          1999          1998
                                               ------------  ------------  ------------
Revenue                                        $  1,418,492  $  1,388,083  $  1,283,607
Investment income                                     4,317         2,502         1,689

Costs and expenses:
   Purchased transportation                       1,046,183     1,022,203       950,343
   Commissions to agents                            113,721       111,666       101,409
   Other operating costs                             29,568        30,000        27,516
   Insurance and claims                              31,935        34,064        39,388
   Selling, general and administrative              100,516        99,240        95,028
   Depreciation and amortization                     13,003        11,698        10,158
   Non-recurring costs                                5,270
                                               ------------  ------------  ------------
      Total costs and expenses                    1,340,196     1,308,871     1,223,842
                                               ------------  ------------  ------------
Operating income                                     82,613        81,714        61,454
Interest and debt expense                             9,127         4,509         3,503
                                               ------------  ------------  ------------
Income from continuing operations before
   income taxes                                      73,486        77,205        57,951
Income taxes                                         28,292        31,268        23,470
                                               ------------  ------------  ------------
Income from continuing operations                    45,194        45,937        34,481

Discontinued operations, net of
   income taxes                                                                 (22,589)
                                               ------------  ------------  ------------
Net income                                     $     45,194  $     45,937  $     11,892
                                               ============  ============  ============

Earnings per common share:
   Income from continuing operations           $       5.15  $       4.60  $       3.13
   Loss from discontinued operations                                              (2.05)
                                               ------------  ------------  ------------
   Earnings per common share                   $       5.15  $       4.60  $       1.08
                                               ============  ============  ============

Diluted earnings per share:
   Income from continuing operations           $       5.03  $       4.55  $       3.10
   Loss from discontinued operations                                              (2.03)
                                               ------------  ------------  ------------
   Diluted earnings per share                  $       5.03  $       4.55  $       1.07
                                               ============  ============  ============

Average number of shares outstanding:
   Earnings per common share                      8,781,000     9,982,000    11,022,000
   Diluted earnings per share                     8,981,000    10,102,000    11,123,000


See accompanying notes to consolidated financial statements.
                                       45

                                    LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Fiscal Years Ended
                                                                       December 30,  December 25,  December 26,
                                                                               2000          1999          1998
(Dollars in thousands)                                                 ------------  ------------  ------------
OPERATING ACTIVITIES OF CONTINUING OPERATIONS
Net income                                                             $     45,194  $     45,937  $     11,892
  Adjustments to reconcile net income to net cash
       provided by operating activities of continuing operations:
    Discontinued operations                                                                              22,589
    Depreciation and amortization of operating property                      11,787        10,482         8,892
    Amortization of goodwill and non-competition agreements                   1,216         1,216         1,266
    Non-cash interest charges                                                   324           324           324
    Provisions for losses on trade and other receivables                      4,592         2,643         4,276
    Losses (gains) on sales of operating property                              (244)          708          (253)
    Deferred income taxes, net                                                3,911         1,788          (423)
    Non-cash charge in lieu of income taxes                                      43                          52
    Changes in operating assets and liabilities,
      net of discontinued operations:
        Decrease (increase) in trade and other accounts receivable            8,230       (37,534)       (7,167)
        Increase in prepaid expenses and other assets                        (1,405)       (1,329)       (2,066)
        Increase (decrease) in accounts payable                              (4,320)       16,698         2,482
        Increase (decrease) in insurance claims                              (7,871)       (4,497)        4,531
        Increase (decrease) in other liabilities                             (7,410)        7,146         7,094
                                                                       ------------  ------------  ------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS          54,047        43,582        53,489
                                                                       ------------  ------------  ------------
 INVESTING ACTIVITIES
    Purchases of investments                                                 (1,435)       (5,005)
    Maturities of short-term investments                                      1,060                       3,012
    Purchases of operating property                                          (7,305)      (12,716)       (7,185)
    Proceeds from sales of operating property                                 1,958         2,132         2,716
    Proceeds from sale of discontinued operations                                                        40,435
                                                                       ------------  ------------  ------------
 NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                            (5,722)      (15,589)       38,978
                                                                       ------------  ------------  ------------
 FINANCING ACTIVITIES OF CONTINUING OPERATIONS
    Increase (decrease) in cash overdraft                                    (1,975)        4,725         2,598
    Borrowings on revolving credit facility                                  27,500        21,500        15,000
    Principal payments on long-term debt and capital lease obligations      (18,603)       (6,087)      (23,040)
    Proceeds from exercise of stock options                                     143           293         1,363
    Purchases of common stock                                               (46,185)      (51,384)      (53,229)
                                                                       ------------  ------------  ------------
 NET CASH USED BY FINANCING ACTIVITIES OF CONTINUING OPERATIONS             (39,120)      (30,953)      (57,308)
                                                                       ------------  ------------  ------------

 NET CASH USED BY DISCONTINUED OPERATIONS                                                               (26,472)
                                                                       ------------  ------------  ------------
 Increase (decrease) in cash                                                  9,205        (2,960)        8,687
 Cash at beginning of period                                                 23,721        26,681        17,994
                                                                       ------------  ------------  ------------
 Cash at end of period                                                 $     32,926  $     23,721  $     26,681
                                                                       ============  ============  ============
See accompanying notes to consolidated financial statements.

                                       46

                               LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           For the Fiscal Years Ended December 30, 2000,
                             December 25, 1999 and December 26, 1998
                                      (Dollars in thousands)

                                                                                                 Notes
                                                                       Treasury Stock       Receivable
                              Common Stock    Additional                   at Cost        Arising from
                           -----------------   Paid-In   Retained   -------------------    Exercise of
                            Shares    Amount   Capital   Earnings      Shares    Amount  Stock Options     Total
                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 27, 1997  12,900,974 $  129   $62,169   $112,345     915,441  $(22,947)                $151,696

Net income                                                 11,892                                         11,892
Purchases of common stock                                           1,702,600   (53,229)                 (53,229)
Exercises of stock options
  and related income tax
   benefit                    140,600      1     3,029                                   $     (1,541)     1,489
                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 26, 1998  13,041,574    130    65,198    124,237   2,618,041   (76,176)       (1,541)   111,848

Net income                                                 45,937                                         45,937
Purchases of common stock                                           1,291,000   (51,384)                 (51,384)
Exercises of stock options
  and related income tax
   benefit                     22,400      1       635                                           (153)       483
                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 25, 1999  13,063,974    131    65,833    170,174   3,909,041  (127,560)       (1,694)   106,884

Net income                                                 45,194                                         45,194
Purchases of common stock                                             864,000   (46,185)                 (46,185)
Exercises of stock options
  and related income tax
   benefit                    169,900      1     5,048                                         (4,545)       504
Incentive compensation paid
  in common stock                                  444                (31,200)    1,018                    1,462

                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 30, 2000  13,233,874 $  132   $71,325   $215,368   4,741,841 $(172,727) $     (6,239)  $107,859
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

Insurance Claim Costs
Landstar provides, on an actuarially determined basis, for the estimated costs of cargo, property, casualty, general liability and workers' compensation claims both reported and for claims incurred but not reported. Landstar retains liability up to $1,000,000 for each individual property, casualty and general liability claim, $250,000 for each workers' compensation claim and $100,000 for each cargo claim.

Tires
Tires purchased as part of trailers are capitalized as part of the cost of the equipment. Replacement tires are charged to expense when placed in service.

Investments
Investments, all of which are intended to be held to maturity, consist of investment grade bonds having maturities of up to three years and are carried at amortized cost, which approximates fair value. Short-term investments represent the current portion of these bonds. There are $3,877,000 and $4,002,000 of these bonds included in other assets at December 30, 2000 and December 25, 1999, respectively.

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

(2) Non-recurring Costs

Approximately 100 Landstar Ranger, Inc. ("Landstar Ranger") drivers are represented by the International Brotherhood of Teamsters (the "Teamsters"). The vast majority of these unionized drivers participate in the Teamsters' Central States Southeast and Southwest Areas Pension Fund (the "Fund").
Under a prior collective bargaining agreement, Landstar Ranger was required to make contributions to various Teamster pension funds for 205 drivers regardless of the actual number of unionized drivers. Effective April 1, 2000, a new collective bargaining agreement required Landstar Ranger to make pension contributions for only the actual number of unionized drivers. As a result of the elimination of the requirement to make contributions for more than the actual number of unionized drivers, the Trustees of the Fund have terminated participation in the Fund by Landstar Ranger effective October 1, 2000. The Trustees of the Fund regard this action as a withdrawal by Landstar Ranger.
In the third quarter of 2000, the Company recorded a charge in the amount of $2,230,000 for its estimated cost of withdrawal from the Fund. After deducting related income tax benefits of $880,000, this charge reduced fiscal year 2000 net income by $1,350,000, or $0.15 per common share ($0.15 per diluted share).

On March 28, 2000, the Company announced a plan to restructure the operations of Landstar Ligon, Inc. and to relocate its headquarters from Madisonville, Kentucky to Jacksonville, Florida in June of 2000. As a result of this restructuring and relocation, a one-time charge in the amount of $3,040,000 was recorded during the second quarter of 2000 representing approximately $1,370,000 of employee and office relocation costs, $1,000,000 of severance costs and $670,000 of other costs. The restructuring and relocation were substantially completed by September 23, 2000. After deducting related income tax benefits of $1,225,000, this one-time restructuring charge reduced fiscal year 2000 net income by $1,815,000, or $0.21 per common share ($0.20 per diluted share).

(3) Discontinued Operations

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

The loss from discontinued operations of $22,589,000 in 1998 included a loss on sale of $21,489,000, net of related income tax benefits of $2,511,000, and a loss from operations of $1,100,000, net of related income tax benefits of $597,000. Certain liabilities of the company-owned tractor segment were retained by Landstar, primarily insurance claims, capital lease obligations and accounts payable.

The company-owned tractor segment had revenue of $58,715,000 in 1998.

(4) Income Taxes

The provisions for income taxes from continuing operations consisted of the following (in thousands):

                                                                  Fiscal Years
                                                        ------------------------------
                                                          2000       1999       1998
                                                          ----       ----       ----
Current:
   Federal                                              $21,525    $24,931    $21,185
   State                                                  2,813      4,549      2,656
                                                        -------    -------    -------
                                                         24,338     29,480     23,841
Deferred:
   Federal                                                4,208      1,019     (1,268)
   State                                                   (297)       769        845
                                                         ------    -------    -------
                                                          3,911      1,788       (423)

Non-cash charge in lieu of income taxes                      43                    52
                                                        -------    -------    -------
Income taxes                                            $28,292    $31,268    $23,470
                                                        =======    =======    =======

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities consisted of the following (in thousands):

                                                    Dec. 30, 2000     Dec. 25, 1999
                                                    -------------     -------------
Deferred tax assets:
   Receivable valuations                                $   4,221         $   3,759
   Deferred state income tax benefits                       1,587             1,665
   State net operating loss carryforwards                   1,885             1,439
   Self insured claims                                      4,881             8,044
   Other                                                    3,530             3,281
                                                        ---------         ---------
                                                           16,104            18,188
   Valuation allowance                                       (615)             (658)
                                                        ---------         ---------
                                                        $  15,489         $  17,530
                                                        =========         =========
Deferred tax liabilities:
   Operating property                                   $   9,731         $   7,321
   Other                                                    5,634             6,174
                                                        ---------         ---------
                                                        $  15,365         $  13,495
                                                        =========         =========

The loss from discontinued operations included a deferred tax benefit of $7,604,000 in 1998.

At December 30, 2000, the valuation allowance of $615,000 was attributable to deferred state income tax benefits, which primarily represented state operating loss carryforwards at one subsidiary. The valuation allowance and goodwill will be reduced by $587,000 when realization of deferred state income tax benefits becomes likely.

The following table summarizes the differences between income taxes calculated at the federal income tax rate of 35% on income from continuing operations before income taxes and the provisions for income taxes (in thousands):

                                                                  Fiscal Years
                                                        ----------------------------
                                                          2000      1999       1998
                                                          ----      ----       ----
Income taxes at federal income tax rate                 $25,720   $27,022    $20,283
State income taxes, net of federal income
   tax benefit                                            1,635     3,457      2,309
Amortization of goodwill                                    258       258        258
Meals and entertainment exclusion                           597       472        470
Other, net                                                   82        59        150
                                                        -------  --------   --------
Income taxes                                            $28,292   $31,268    $23,470
                                                        =======   =======    =======

Landstar paid income taxes of $25,089,000 in 2000, $28,659,000 in 1999 and $26,110,000 in 1998.

(5) Operating Property

Operating property is summarized as follows (in thousands):

                                                     Dec. 30, 2000     Dec. 25, 1999
                                                     -------------     -------------
Land                                                      $  2,097          $  2,280
Leasehold improvements                                       8,199             5,817
Buildings and improvements                                   8,105             8,638
Trailers                                                    72,257            56,966
Other equipment                                             22,888            24,379
                                                          --------          --------
                                                           113,546            98,080
Less accumulated depreciation and amortization              37,497            34,283
                                                          --------          --------
                                                          $ 76,049          $ 63,797
                                                          ========          ========

Included above is $60,811,000 in 2000 and $50,899,000 in 1999 of operating property under capital leases, $44,458,000 and $35,153,000, respectively, net of accumulated amortization. Landstar acquired operating property by entering into capital leases in the amount of $18,448,000 in 2000, $17,445,000 in 1999 and $12,902,000 in 1998.

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

Prior to the October 1, 2000 withdrawal (see note 2), Landstar Ranger made contributions in accordance with a negotiated labor contract (generally based on the number of weeks worked) to union sponsored multi-employer pension plans.

The expense from continuing operations for the Company sponsored defined contribution plan and for union sponsored plans, excluding the estimated cost of withdrawal (see note 2), was $1,105,000 and $935,000 in 2000, respectively, $1,082,000 and $1,351,000 in 1999, respectively, and $624,000 and $1,265,000 in 1998, respectively.

(7) Debt

Long-term debt is summarized as follows (in thousands):

                                                         Dec. 30, 2000  Dec. 25, 1999
                                                         -------------  -------------
Capital leases                                                 $37,143        $27,298
Working Capital Facility                                        39,000         21,500
Acquisition Facility                                            18,500         18,500
                                                               -------        -------
                                                                94,643         67,298
Less current maturities                                          9,766          6,769
                                                               -------        -------
Total long-term debt                                           $84,877        $60,529
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

Borrowings under the Second Amended and Restated Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by The Chase Manhattan Bank, (b) the three month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to The Chase Manhattan Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of the Company's Leverage Ratio, as defined in the Second Amended and Restated Credit Agreement. As of December 30, 2000, the margin was equal to 37.5/100 of 1%. The unused portion of the Second Amended and Restated Credit Agreement carries a commitment fee determined based on the level of the Company's Leverage Ratio, as therein defined. As of December 30, 2000, the commitment fee for the unused portion of the Second Amended and Restated Credit Agreement was 0.125%. At December 30, 2000, the weighted average interest rate on borrowings outstanding under the Second Amended and Restated Credit Agreement was 7.06%. Based on the borrowing rates in the Second Amended and Restated Credit Agreement and the repayment terms, the fair value of the outstanding borrowings under the Second Amended and Restated Credit Agreement was estimated to approximate carrying value.

The Second Amended and Restated Credit Agreement contains a number of covenants that limit, among other things, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Second Amended and Restated Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the Second Amended and Restated Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Landstar exceeded the required Interest Coverage level by approximately
$11,019,000 at December 30, 2000.

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

Landstar paid interest of $9,658,000 in 2000, $4,484,000 in 1999 and $4,159,000 in 1998. Included in interest paid in 1998 was $695,000 related to discontinued operations.

(8) Leases

The future minimum lease payments under all noncancelable leases at December 30, 2000, principally for trailers and the Company's headquarters facility in Jacksonville, Florida, are shown in the following table (in thousands):

                                                   Capital        Operating
                                                    Leases           Leases
                                                   -------        ---------
2001                                               $12,139        $   2,671
2002                                                11,455            2,262
2003                                                10,144            1,784
2004                                                 6,881            1,681
2005                                                 2,122            1,827
Thereafter                                                           17,242
                                                   -------        ---------
                                                    42,741        $  27,467
                                                                  =========
Less amount representing interest
    (5.9% to 8.3%)                                   5,598
Present value of minimum                           -------
   lease payments                                  $37,143
                                                   =======

Total rent expense from continuing operations, net of sublease income, was $19,620,000 in 2000, $19,322,000 in 1999 and $20,548,000 in 1998.

(9) Stock Option Plans

The Company maintains two stock option plans. Under the 1993 Stock Option Plan, as amended, (the "Plan"), the Compensation Committee of the Board of Directors may grant options to Company employees for up to 1,115,000 shares of common stock. Under the 1994 Directors Stock Option Plan, as amended, (the "DSOP"), outside members of the Board of Directors will be granted up to an aggregate of 210,000 options to purchase common stock. Under the DSOP, each outside Director will be granted 9,000 options to purchase common stock upon election or re-election to the Board of Directors.

Options granted become exercisable in five equal annual installments under the Plan and three equal annual installments under the DSOP, commencing on the first anniversary of the date of grant, subject to acceleration in certain circumstances, and expire on the tenth anniversary of the date of grant.
Under the plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. At December 30, 2000, there were 962,800 shares of the Company's stock reserved for issuance upon exercise of options granted under the plans.

Information regarding the Company's stock option plans is as follows:

                                     Options Outstanding               Options Exercisable
                                  ---------------------------      --------------------------
                                             Weighted Average                Weighted Average
                                               Exercise Price                  Exercise Price
                                   Shares           Per Share       Shares          Per Share
                                  --------  -----------------      --------  ----------------
Options at December 27, 1997       481,500           $  25.01       276,800        $    23.90
  Granted                          219,300           $  35.02
  Exercised                       (140,600)          $  20.66
  Forfeited                        (39,900)          $  27.36
                                  --------
Options at December 26, 1998       520,300           $  30.25       203,900        $    26.40
  Granted                           71,600           $  36.33
  Exercised                        (22,400)          $  19.88
  Forfeited                           (300)          $  25.50
                                  --------
Options at December 25, 1999       569,200           $  31.42       286,520        $    28.53
  Granted                          107,400           $  47.79
  Exercised                       (169,900)          $  27.59
  Forfeited                         (1,800)          $  25.50
                                  --------
Options at December 30, 2000       504,900           $  36.21       212,060        $    31.19
                                   =======

The fair value of each option grant on its grant date was calculated using the Black-Scholes option pricing model with the following assumptions for grants made in 2000, 1999 and 1998: risk free interest rate of 6.0% in 2000 and 1999 and 5.0% in 1998, expected lives of 5 years and no dividend yield.
The expected volatility used in calculating the fair market value of stock options granted was 41% in 2000, 38% in 1999 and 40% in 1998. The weighted average grant date fair value of stock options granted was $21.61, $15.71 and $15.02 per share in 2000, 1999 and 1998, respectively.

The following table summarizes stock options outstanding at December 30, 2000:

                                    Options Outstanding
                                    -------------------
   Range of Exercise                                 Weighted Average  Weighted Average
              Prices   Number Outstanding       Remaining Contractual    Exercise Price
           Per Share        Dec. 30, 2000                Life (years)         Per Share
   -----------------   ------------------       ---------------------  ----------------
   $22.531 - $33.800              198,800              6.0                    $   28.17
   $33.801 - $45.538              198,700              8.0                    $   38.01
   $45.539 - $56.891              107,400              9.1                    $   47.79
                         ----------------
   $22.531 - $56.891              504,900              7.5                    $   36.21
                         ================

                                    Options Exercisable
                                    -------------------
               Range of Exercise                Number    Weighted Average
                          Prices           Exercisable      Exercise Price
                       Per Share         Dec. 30, 2000           Per Share
               -----------------      ----------------    ----------------
                $22.531 - $33.800              146,900          $   28.00
                $33.801 - $40.500               65,160          $   38.38
                                       ----------------
                $22.531 - $40.500              212,060          $   31.19
                                       ================

The Company accounts for its stock option plans using the intrinsic value method as prescribed in Accounting Principal Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for the Company's stock option plans been determined using the fair value at grant date method as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the effect on net income and earnings per common share for the fiscal year would have been $1,145,000, or $0.13 per common share, in 2000, $966,000, or $0.10 per common share, in 1999 and $484,000, or $0.04 per common share, in 1998.

(10) Shareholders' Equity

During 2000, Landstar purchased 864,000 shares of its common stock at a total cost of $46,185,000 pursuant to previously announced stock repurchase programs. As of December 30, 2000, Landstar may purchase an additional 500,000 shares of its common stock under its authorized stock repurchase program.

During 1998, the Company established an employee stock option loan program. Under the terms of the program, the Company will provide employees financing in order for them to exercise fully vested stock options. The loans are full recourse with the principal repayable in lump sum on the fifth anniversary of the loan. During 2000, 1999 and 1998, $4,596,000, $384,000 and
$1,541,000 of such loans were issued, respectively.

The Company has 2,000,000 shares of preferred stock authorized and unissued. Under the terms of a Shareholder Rights Agreement (the "Agreement"), as amended, a preferred stock purchase right (the "Right") accompanies each outstanding share of common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of preferred stock at an exercise price of $60. Within the time limits and under the circumstances specified in the Agreement, the Rights entitle the holder to acquire shares of common stock in the Company, or the surviving Company in a business combination, having a value of two times the exercise price. The Rights may be redeemed prior to becoming exercisable by action of the Board of Directors at a redemption price of $.01 per Right. The Rights expire February 10, 2003. Until a Right is exercised, it has no rights including, without limitation, the right to vote or to receive dividends.

(11) Segment Information

The Company has three reportable business segments. These are the carrier, multimodal and insurance segments. The carrier segment provides truckload transportation for a wide range of general commodities over irregular routes with its fleet of dry and specialty vans and unsided trailers, including flatbed, drop deck and specialty. It also provides short-to-long haul movement of containers by truck and dedicated power-only truck capacity. The carrier segment markets its services primarily through independent commission sales agents and utilizes tractors provided by independent contractors. Transportation services provided by the multimodal segment include the arrangement of intermodal moves, contract logistics, truck brokerage and emergency and expedited air freight. The multimodal segment markets its services through independent commission sales agents and utilizes capacity provided by independent contractors, including railroads and air cargo carriers. The nature of the carrier and multimodal segments' business is such that a significant portion of their operating costs varies directly with revenue. The insurance segment provides risk and claims management services to Landstar's operating companies. In addition, it reinsures certain property, casualty and occupational accident risks of certain independent contractors who have contracted to haul freight for Landstar and provides certain property and casualty insurance directly to Landstar's operating subsidiaries.

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

No single customer accounts for more than 10% of consolidated revenue. However, during 2000 approximately 16% of the Company's revenue was attributable to the automotive industry. Substantially all of the Company's revenue is generated in the United States.

The following tables summarize information about the Company's reportable business segments as of and for the fiscal years ending December 30, 2000, December 25, 1999 and December 26, 1998 (in thousands):

2000
                             Carrier    Multimodal  Insurance     Other         Total
                             -------    ----------  ---------     -----         -----
External revenue          $1,117,042    $ 277,087    $  24,363              $1,418,492
Internal revenue              34,669        1,241       21,919                  57,829
Investment income                                        4,317                   4,317
Interest and debt expense                                        $ 9,127         9,127
Depreciation and
  amortization                 7,999          905                  4,099        13,003
Non-recurring costs            5,270                                             5,270
Operating income              88,507        9,346       24,464   (39,704)       82,613
Expenditures on
  long-lived assets              687          177                  6,441         7,305
Capital lease additions       18,448                                            18,448
Total assets                 256,690       54,294       33,267    26,111       370,362

1999
                             Carrier    Multimodal  Insurance     Other         Total
                             -------    ----------  ---------     -----         -----
External revenue          $1,111,912    $ 250,395    $  25,776              $1,388,083
Internal revenue              35,194          196       21,790                  57,180
Investment income                                        2,502                   2,502
Interest and debt expense                                        $ 4,509         4,509
Depreciation and
  amortization                 7,107          982                  3,609        11,698
Operating income              86,282        7,949       27,141   (39,658)       81,714
Expenditures on
  long-lived assets              374          137                 12,205        12,716
Capital lease additions       17,445                                            17,445
Total assets                 251,922       57,337       28,180    28,002       365,441

1998
                              Carrier    Multimodal  Insurance     Other         Total
                              -------    ----------  ---------     -----         -----
External revenue          $1,029,432   $  229,994    $  24,181              $1,283,607
Internal revenue              38,302          169       20,716                  59,187
Investment income                                        1,689                   1,689
Interest and debt expense                                        $ 3,503         3,503
Depreciation and
  amortization                 6,072        1,064                  3,022        10,158
Operating income              69,401        6,407       19,479   (33,833)       61,454
Expenditures on
  long-lived assets            2,240          717                  4,228         7,185
Capital lease additions       12,902                                            12,902
Total assets                 210,200       55,207       24,179    24,079       313,665


(12) Commitments and Contingencies

At December 30, 2000, Landstar had commitments for letters of credit outstanding in the amount of $20,452,000, primarily as collateral for estimated insurance claims, $10,080,000 of which were supported by the Second Amended and Restated Credit Agreement and $10,372,000 secured by assets deposited with a financial institution.


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

Independent Auditors' Report
----------------------------
Landstar System, Inc. and Subsidiary


The Board of Directors and Shareholders
Landstar System, Inc.:


We have audited the accompanying consolidated balance sheets of Landstar System, Inc. and subsidiary as of December 30, 2000 and December 25, 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended December 30, 2000, December 25, 1999 and December 26, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Landstar System, Inc. and subsidiary as of December 30, 2000 and December 25, 1999, and the results of their operations and their cash flows for the fiscal years ended December 30, 2000, December 25, 1999 and December 26, 1998 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Stamford, Connecticut
February 6, 2001

                     LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           QUARTERLY FINANCIAL DATA
                (Dollars in thousands, except per share amounts)

                                             Fourth        Third         Second        First
                                             Quarter       Quarter       Quarter       Quarter
                                              2000          2000 (1)      2000 (1)      2000
                                           ----------    ----------    ----------    ----------
Revenue                                    $  380,575    $  352,356    $  358,555    $  327,006
                                           ==========    ==========    ==========    ==========
Operating income                           $   27,953    $   21,456    $   17,715    $   15,489
                                           ----------    ----------    ----------    ----------
Income before income taxes                 $   25,069    $   19,036    $   15,597    $   13,784
Income taxes                                    9,167         7,520         6,160         5,445
                                           ----------    ----------    ----------    ----------
Net income                                 $   15,902    $   11,516    $    9,437    $    8,339
                                           ==========    ==========    ==========    ==========

Earnings per common share (2)              $     1.89    $     1.33    $     1.06    $     0.91
                                           ==========    ==========    ==========    ==========

Diluted earnings per share (2)             $     1.85    $     1.30    $     1.04    $     0.89
                                           ==========    ==========    ==========    ==========




















                                       62






                     LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           QUARTERLY FINANCIAL DATA
                (Dollars in thousands, except per share amounts)

                                             Fourth        Third         Second        First
                                             Quarter       Quarter       Quarter       Quarter
                                              1999          1999          1999          1999
                                           ----------    ----------    ----------    ----------
Revenue                                    $  380,124    $  351,460    $  345,064    $  311,435
                                           ==========    ==========    ==========    ==========
Operating income                           $   27,800    $   21,616    $   18,995    $   13,303
                                           ----------    ----------    ----------    ----------
Income before income taxes                 $   26,272    $   20,295    $   18,074    $   12,564
Income taxes                                   10,639         8,221         7,319         5,089
                                           ----------    ----------    ----------    ----------
Net income                                 $   15,633    $   12,074    $   10,755    $    7,475
                                           ==========    ==========    ==========    ==========

Earnings per common share (2)              $     1.65    $     1.21    $     1.06    $     0.72
                                           ==========    ==========    ==========    ==========

Diluted earnings per share (2)             $     1.63    $     1.20    $     1.05    $     0.71
                                           ==========    ==========    ==========    ==========




(1) Includes a pre-tax charge for the withdrawal from a union-sponsored pension plan of $2,230 in the third quarter and pre-tax restructuring costs of $3,040 in the second quarter. After deducting related income tax benefits of $880 and $1,225 in the third and second quarters, respectively, the pension plan withdrawal costs reduced net income by $1,350, or $0.16 per common share ($0.15 per diluted share), in the 2000 third quarter and the restructuring costs reduced net income by $1,815, or $0.20 per common share ($0.20 per diluted share), in the 2000 second quarter.

(2) Due to the changes in the number of average common shares and common stock equivalents outstanding during the year, earnings per share amounts for each quarter do not necessarily add to the earnings per share amounts for the full year.

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                              SELECTED CONSOLIDATED FINANCIAL DATA
                        (Dollars in thousands, except per share amounts)

                                                                  Fiscal Years
                                             2000         1999       1998         1997         1996
                                       ----------------------------------------------------------
Income Statement Data:
Revenue                                $1,418,492   $1,388,083 $1,283,607   $1,219,311   $1,129,856
Investment income                           4,317        2,502      1,689
Costs and expenses:
 Purchased transportation               1,046,183    1,022,203    950,343      898,746      826,822
 Commissions to agents                    113,721      111,666    101,409       98,425       84,768
 Other operating costs                     29,568       30,000     27,516       32,747       51,385
 Insurance and claims                      31,935       34,064     39,388       42,885       29,774
 Selling, general and administrative      100,516       99,240     95,028       85,586       79,002
 Depreciation and amortization             13,003       11,698     10,158       11,354       13,814
 Non-recurring costs                        5,270                                3,247        5,937
                                        ---------    ---------  ---------    ---------    ---------
  Total costs and expenses              1,340,196    1,308,871  1,223,842    1,172,990    1,091,502
                                        ---------    ---------  ---------    ---------    ---------

Operating income                           82,613       81,714     61,454       46,321       38,354
Interest and debt expense                   9,127        4,509      3,503        2,705        5,032
                                        ---------    ---------  ---------    ---------    ---------
Income from continuing operations
  before income taxes                      73,486       77,205     57,951       43,616       33,322
Income taxes                               28,292       31,268     23,470       18,188       13,675
                                        ---------    ---------  ---------    ---------    ---------
Income from continuing operations          45,194       45,937     34,481       25,428(2)    19,647(3)
Discontinued operations, net of
 income taxes                                                     (22,589)        (738)        (722)
                                        ---------    ---------  ---------    ---------    ---------
Net income                              $  45,194(1) $  45,937  $  11,892    $  24,690    $  18,925
                                        =========    =========  =========    =========    =========

Earnings per common share:
 Income from continuing operations      $    5.15    $    4.60  $    3.13    $    2.03(2) $    1.54(3)
 Loss from discontinued
   operations                                                       (2.05)       (0.06)       (0.06)
                                        ---------    ---------  ---------    ---------    ---------
 Earnings per common share              $    5.15(1) $    4.60  $    1.08    $    1.97    $    1.48
                                        =========    =========  =========    =========    =========

Diluted earnings per share:
 Income from continuing operations      $    5.03    $    4.55  $    3.10    $    2.02(2) $    1.53(3)
 Loss from discontinued
   operations                                                       (2.03)       (0.06)       (0.06)
                                        ---------    ---------  ---------    ---------    ---------
 Diluted earnings per share             $    5.03(1) $    4.55  $    1.07    $    1.96    $    1.47
                                        =========    =========  =========    =========    =========




                                       64



















                                         Dec. 30,   Dec. 25,   Dec. 26,     Dec. 27,     Dec. 28,
                                             2000       1999       1998         1997         1996
                                        ---------  ---------   --------    ---------    ---------
Balance Sheet Data:
Total assets                            $ 370,362  $ 365,441  $ 313,665    $ 357,179    $ 370,801
Long-term debt, including
   current maturities                      94,643     67,298     34,440       50,446       90,396
Shareholders' equity                      107,859    106,884    111,848      151,696      147,557


(1) After deducting related income tax benefits of $2,105, non-recurring costs reduced net income by $3,165, or $0.36 per common share ($0.35 per diluted share).

(2) After deducting related income tax benefits of $1,354, non-recurring costs reduced income from continuing operations by $1,893, or $0.15 per common share ($0.15 per diluted share).

(3) After deducting related income tax benefits of $2,434, non-recurring costs reduced income from continuing operations by $3,503, or $0.27 per common share ($0.27 per diluted share).