Form 10-K, Exhibit 13
period 2001-12-29
LANDSTAR SYSTEM INC
filed 2002-03-21
CIK 853816

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

The carrier segment consists of Landstar Ranger, Inc. ("Landstar Ranger"), Landstar Inway, Inc., Landstar Ligon, Inc. ("Landstar Ligon") and Landstar Gemini, Inc. The carrier segment provides truckload transportation for a wide range of general commodities over irregular routes with its fleet of dry and specialty vans and unsided trailers, including flatbed, drop deck and specialty. It also provides short-to-long haul movement of containers by truck, dedicated power-only truck capacity and truck brokerage. The carrier segment markets its services primarily through independent commission sales agents and utilizes tractors provided by independent contractors. The nature of the carrier segment's business is such that a significant portion of its operating costs varies directly with revenue. The carrier segment typically contributes approximately 79% of Landstar's consolidated revenue.

The multimodal segment is comprised of Landstar Logistics, Inc. and Landstar Express America, Inc. Transportation services provided by the multimodal segment include the arrangement of intermodal moves, contract logistics, truck brokerage and emergency and expedited ground and air freight. The multimodal segment markets its services through independent commission sales agents and utilizes capacity provided by independent contractors, including railroads and air cargo carriers. The nature of the multimodal segment's business is such that a significant portion of its operating costs also varies directly with revenue. The multimodal segment typically contributes approximately 19% of Landstar's consolidated revenue.

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

Purchased transportation represents the amount an independent contractor is paid to haul freight and is primarily based on a contractually agreed-upon percentage of revenue generated by the haul for truck capacity provided by independent contractors. Purchased transportation for the brokerage services operations of the carrier segment and multimodal segment are based on a negotiated rate for each load hauled. Purchased transportation for the intermodal services operations and the air freight operations of the multimodal segment is based on a contractually agreed-upon fixed rate. Purchased transportation as a percentage of revenue for the intermodal services operations and brokerage services is normally higher than that of Landstar's other transportation operations. Purchased transportation is the largest component of costs and expenses and, on a consolidated basis, increases or decreases in proportion to the revenue generated through independent contractors. Commissions to agents are primarily based on contractually agreed-upon percentages of revenue at the carrier segment and of gross profit, revenue less the cost of purchased transportation, at the multimodal segment. Commissions to agents as a percentage of consolidated revenue will vary directly with the percentage of consolidated revenue contributed by the carrier segment, multimodal segment and Signature and increases or decreases in gross profit at the multimodal segment.

Trailing equipment rent and maintenance costs are the largest components of other operating costs.

Potential liability associated with accidents in the trucking industry is severe and occurrences are unpredictable. A material increase in the frequency or severity of accidents or workers' compensation claims or the unfavorable development of existing claims can be expected to adversely affect Landstar's operating income. Landstar retains liability for each individual commercial trucking claim up to $1,000,000 per occurrence through April 30, 2001 and $5,000,000 per occurrence thereafter. The Company also retains liability for each general liability claim up to $1,000,000, $250,000 for each workers' compensation claim and $250,000 for each cargo claim.

Employee compensation and benefits account for over half of the Company's selling, general and administrative expense. Other significant components of selling, general and administrative expense are communications costs and rent expense.

Depreciation and amortization primarily relates to depreciation of trailing equipment and management information services equipment.

The following table sets forth the percentage relationships of expense items to revenue for the periods indicated:

                                                      Fiscal Years
                                                ------------------------
                                                  2001      2000     1999
                                                 ------   ------   ------
Revenue                                          100.0%   100.0%   100.0%
Investment income                                  0.3      0.3      0.2

Costs and expenses:
    Purchased transportation                      74.0     73.8     73.6
    Commissions to agents                          7.9      8.0      8.0
    Other operating costs                          2.3      2.1      2.2
    Insurance and claims                           2.4      2.2      2.5
    Selling, general and administrative            7.2      7.1      7.2
    Depreciation and amortization                  1.0      0.9      0.8
    Non-recurring costs                               	0.4
                                                ------   ------   ------
      Total costs and expenses                    94.8     94.5     94.3
                                                ------   ------   ------
Operating income                                   5.5      5.8      5.9
Interest and debt expense                          0.5      0.6      0.3
                                                ------   ------   ------
Income before income taxes                         5.0      5.2      5.6
Income taxes                                       1.9      2.0      2.3
                                                ------   ------   ------
Net income                                         3.1%     3.2%     3.3%
                                                ======   ======   ======

FISCAL YEAR ENDED DECEMBER 29, 2001 COMPARED TO FISCAL YEAR ENDED DECEMBER 30, 2000

Revenue for the fiscal year 2001 was $1,392,771,000, a decrease of $25,721,000, or 1.8%, compared to revenue for the 2000 fiscal year. Revenue decreased $18,774,000, $6,238,000 and $709,000 at the carrier, multimodal and insurance segments, respectively. The decrease was primarily attributable to the extra week in the 53-week fiscal year 2000 compared to the 52-week fiscal year 2001. As a result, revenue miles (volume) decreased approximately 3% compared to fiscal year 2000, which was partially offset by an increase in revenue per revenue mile (price) of approximately 1%, which reflected improved freight quality primarily at the multimodal segment.

Investment income at the insurance segment was $3,567,000 and $4,317,000 for fiscal year 2001 and 2000, respectively. The decrease in investment income was primarily due to a reduced rate of return, attributable to the decline in interest rates, on investments held by the insurance segment.

Purchased transportation was 74.0% of revenue in 2001 compared with 73.8% in 2000. The increase in purchased transportation as a percentage of revenue was primarily attributable to increased rates charged by third party capacity providers at the multimodal segment as a result of higher fuel costs, increased brokerage revenue at the carrier segment and decreased premium revenue at the insurance segment. Commissions to agents were 7.9% of revenue in 2001 and 8.0% of revenue in 2000. The decrease in commissions to agents as a percentage of revenue was primarily due to the increased purchased transportation costs incurred at the multimodal segment which negatively impacted gross profit, and resulted in lower agent commissions. Other operating costs were 2.3% of revenue in 2001 compared with 2.1% in 2000. The increase in other operating costs as a percentage of revenue was primarily due to higher net trailer costs, an increased provision for contractor bad debts and increased independent contractor recruiting and qualification costs. Insurance and claims were 2.4% of revenue in 2001 compared with 2.2% in 2000 primarily due to greater favorable development of prior year claims in 2000 than realized in 2001, partially offset by reduced premiums for commercial trucking liability insurance and increased brokerage revenue as a percentage of total revenue, which has a lower claims risk profile. The reduction in premiums for commercial trucking liability insurance was attributable to the increase in the level of self-insured retention from $1,000,000 to $5,000,000 per occurrence effective May 1, 2001. Selling, general and administrative costs were 7.2% of revenue in 2001 and 7.1% in 2000. The increase in selling, general and administrative costs as a percentage of revenue was primarily due to an increased provision for customer bad debts and increased wages and benefits, partially offset by a decrease in the provision for bonuses under the Company's management incentive compensation plan. Depreciation and amortization was 1.0% of revenue in 2001 and 0.9% of revenue in 2000. The increase in depreciation and amortization as a percentage of revenue was due to an increase in Company-owned trailing equipment.

Interest and debt expense was 0.5% of revenue in 2001 and 0.6% of revenue in 2000. This decrease was primarily attributable to lower interest rates.

At December 25, 1999, approximately 100 Landstar Ranger drivers were represented by the International Brotherhood of Teamsters
(the "Teamsters"). The vast majority of these unionized drivers participated in the Teamsters' Central States Southeast and Southwest Areas Pension Fund (the "Fund"). Under a prior collective bargaining agreement, Landstar Ranger was required to make contributions to various Teamster pension funds for 205 drivers regardless of the actual number of unionized drivers. Effective
April 1, 2000, a new collective bargaining agreement required Landstar Ranger to make pension contributions for only the actual number of unionized drivers. As a result of the elimination of the requirement to make contributions for more than the actual number of unionized drivers, the Trustees of the Fund terminated participation in the Fund by Landstar Ranger effective
October 1, 2000. The Trustees of the Fund regard this action as a withdrawal by Landstar Ranger. Landstar Ranger recorded a charge in the third quarter of 2000 in the amount of $2,230,000 for the cost of withdrawal from the Fund.

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

The provisions for income taxes for the 2001 and 2000 fiscal years were based on an effective income tax rate of 38.5%, which is higher than the statutory federal income tax rate primarily as a result of state income taxes, amortization of certain goodwill and the meals and entertainment exclusion. At December 29, 2001, the valuation allowance of $491,000 was attributable to deferred state income tax benefits, which primarily represented state operating loss carryforwards at one subsidiary. The valuation allowance and goodwill will be reduced by $463,000 when realization of deferred state income tax benefits becomes likely.
The Company believes that deferred income tax benefits, net of the valuation allowance, are more likely than not to be realized because of the Company's ability to generate future taxable earnings.

Net income was $42,794,000, or $5.13 per common share ($5.01 per diluted share), in 2001 compared with $45,194,000, or $5.15 per common share ($5.03 per diluted share), in 2000. After deducting related income tax benefits of $2,105,000, the non-recurring costs reduced net income by $3,165,000 in 2000. Excluding non-recurring costs, net income would have been $48,359,000, or $5.51 per common share ($5.38 per diluted share) in 2000.

FISCAL YEAR ENDED DECEMBER 30, 2000 COMPARED TO FISCAL YEAR ENDED DECEMBER 25, 1999

Revenue for the fiscal year 2000 was $1,418,492,000, an increase of $30,409,000, or 2.2%, over revenue for the 1999 fiscal year. The increase was attributable to higher revenue at the carrier and multimodal segments of $5,130,000 and $26,692,000, respectively, partially offset by a decrease in revenue of $1,413,000 at the insurance segment. The increase was









36
primarily attributable to the extra week in the 53-week fiscal year 2000 compared to the 52-week fiscal year 1999. Overall, revenue per revenue mile increased approximately 3%, partially offset by a decrease in revenue miles of approximately 1%. The decrease in revenue from the prior year at the insurance segment was primarily attributable to reduced independent contractor participation in the insurance programs reinsured by Signature. Investment income at the insurance segment was $4,317,000 and $2,502,000 for fiscal year 2000 and 1999, respectively.

Purchased transportation was 73.8% of revenue in 2000 compared with 73.6% in 1999. The increase in purchased transportation as a percentage of revenue was primarily attributable to increased revenue contributed by the multimodal segment which tends to have a higher cost of purchased transportation and decreased premium revenue at the insurance segment. In addition, purchased transportation costs at the multimodal segment were generally higher due to increased rates charged by its third party capacity providers as a result of higher fuel costs. Commissions to agents were 8.0% of revenue in 2000 and 1999. Other operating costs were 2.1% of revenue in 2000 compared with 2.2% in 1999. The decrease in other operating costs as a percentage of revenue was primarily attributable to the increase in the percentage of revenue contributed by the multimodal segment which does not incur trailer rent or trailer maintenance costs. Insurance and claims were 2.2% of revenue in 2000 compared with 2.5% in 1999 primarily due to increased revenue at the multimodal segment which has a lower claims risk profile and lower accident frequency and severity in 2000. Selling, general and administrative costs were 7.1% of revenue in 2000 and 7.2% in 1999. The decrease in selling, general and administrative costs as a percentage of revenue was primarily due to a decrease in the provision for bonuses under the Company's incentive compensation plan. Depreciation and amortization was 0.9% of revenue in 2000 and 0.8% of revenue in 1999. The increase in depreciation and amortization as a percent of revenue was due to an increase in company-owned trailing equipment.

Interest and debt expense was 0.6% of revenue in 2000 and 0.3% of revenue in 1999. This increase was primarily attributable to increased average borrowings on the senior credit facility, which were used to finance a portion of the Company's stock repurchase program, increased capital lease obligations for trailing equipment and higher interest rates.

The provisions for income taxes for the 2000 and 1999 fiscal years were based on an effective income tax rate of 38.5% and 40.5%, respectively, which is higher than the statutory federal income tax rate primarily as a result of state income taxes, amortization of certain goodwill and the meals and entertainment exclusion. The decrease in the effective income tax rate was attributable to the implementation of certain state income tax planning strategies.

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



37

CAPITAL RESOURCES AND LIQUIDITY

On December 20, 2001, Landstar renegotiated its existing credit agreement with a syndicate of banks and JPMorgan Chase Bank, as administrative agent (the "Third Amended and Restated Credit Agreement"). The Third Amended and
Restated Credit Agreement provides $175,000,000 of borrowing capacity in the form of a revolving credit facility, $50,000,000 of which may be utilized in the form of letter of credit guarantees. At December 29, 2001, Landstar had commitments for letters of credit outstanding in the amount of $19,929,000, primarily as collateral for estimated insurance claims, $9,080,000 of which were supported by the Third Amended and Restated Credit Agreement and $10,849,000 secured by assets deposited with a financial institution. The Third Amended and Restated Credit Agreement expires on January 5, 2005.

Borrowings under the Third Amended and Restated Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by JPMorgan Chase
Bank, (b) the three month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to JPMorgan Chase Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of the Company's Leverage Ratio, as defined in the Third Amended and Restated Credit Agreement. The margin is subject to an increase of .125% if the aggregate amount outstanding under the Third Amended and Restated Credit Agreement exceeds 50% of the total borrowing capacity. As of December 29, 2001, the margin was equal to 87.5/100 of 1%. The unused portion of the Third Amended and Restated Credit Agreement carries a commitment fee determined based on the level of the Leverage Ratio, as therein defined. As of December 29, 2001, the commitment fee for the unused portion of the Third Amended and Restated Credit Agreement was 0.250%. At December 29, 2001, the weighted average interest rate on borrowings outstanding under the Third Amended and Restated Credit Agreement was 2.81%.

The Third Amended and Restated Credit Agreement contains a number of covenants that limit, among other things, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Third Amended and Restated Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the Third Amended and Restated Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Landstar exceeded the required Interest Coverage level by $11,719,000 at December 29, 2001.

The Third Amended and Restated Credit Agreement provides for an event of default related to a person or group acquiring 25% or more of the outstanding capital stock of the Company or obtaining the power to elect a majority of the Company's directors.

Borrowings under the Third Amended and Restated Credit Agreement are unsecured, however, the Company and all but one of Landstar System Holdings, Inc.'s ("LSHI") subsidiaries guarantee LSHI's obligations under the Third Amended and Restated Credit Agreement.

Shareholders' equity was $117,440,000, or 54% of total capitalization, at December 29, 2001, compared with $107,859,000, or 53% of total capitalization, at December 30, 2000. The increase in shareholders' equity as a percentage of total capitalization was primarily a result of current year net income, partially offset by the purchase of 500,000 shares of the Company's common stock at a total cost of $37,199,000. As of December 29, 2001, the Company may purchase an additional 500,000 shares of its common stock under its authorized stock purchase program. Long-term debt including current maturities was $101,874,000 at December 29, 2001, $7,231,000 higher than at December 30, 2000, primarily as a result of financing a portion of the stock purchase program with borrowings under the Company's credit agreement. Working capital and the ratio of current assets to current liabilities were $121,808,000 and 1.92 to 1, respectively, at December 29, 2001, compared with $94,718,000 and 1.61 to 1, respectively, at December 30, 2000. Landstar has historically operated with current ratios approximating 1.5 to 1. Cash provided by operating activities was $49,794,000 in 2001 compared with $54,047,000 in 2000. The decrease in cash provided by operating activities was primarily attributable to the timing of collection of accounts receivable and reduced earnings. During the 2001 fiscal year, Landstar purchased $5,443,000 of operating property. Landstar anticipates it will acquire approximately $28,000,000 of operating property during fiscal year 2002 either by purchase or by lease financing.

Management believes that cash flow from operations combined with its borrowing capacity under the Third Amended and Restated Credit Agreement will be adequate to meet Landstar's debt service requirements, fund continued growth, both internal and through acquisitions, complete any purchases under its announced stock purchase program and meet working capital needs.

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

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The allowance for doubtful accounts for both trade and other receivables represents management's estimate of the amount of outstanding receivables that will not be collected. During 2001, the Company experienced an abnormally high level of bad debt expense. Management believes this resulted from the difficult economic environment experienced by the Company's customers and independent contractors. Although management believes the amount of the allowance for both trade and other receivables at December 29, 2001 is appropriate, a prolonged period of low or no economic growth may adversely affect the collection of these receivables. Correspondingly, a more robust economic environment may result in the realization of some portion of the estimated uncollectible receivables.

As described in the accounting policy footnote to the financial statements, Landstar provides for the estimated costs of self-insured claims primarily on an actuarial basis. The amount recorded for the estimated liability for claims incurred is based upon the facts and circumstances known on the balance sheet date. The ultimate resolution of these claims may be for an amount greater or less than the amount estimated by management.

Significant variances from management's estimates for the amount of uncollectible receivables or for the ultimate resolution of claims can be expected to positively or negatively affect Landstar's operating income in a given quarter or year. However, management believes that the ultimate resolution of these items, given a range of reasonably likely outcomes, will not significantly affect the long-term financial condition of Landstar or its ability to fund its continuing operations.

In June 2001, the Financial Accounting Standards Board issued statement of financial accounting standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." This Statement, effective for fiscal years beginning after
December 15, 2001, establishes standards for recognizing and measuring goodwill and other intangible assets. Management believes other than the elimination of amortization expense for goodwill currently reflected on the Company's balance sheet, the adoption of this Statement will not materially affect the financial position or results of operations of the Company.
40

In August 2001, the Financial Accounting Standards Board issued SFAS No.143, "Accounting for Asset Retirement Obligations." This Statement, effective for fiscal years beginning after June 15, 2002, requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. The enterprise is also to record a corresponding increase to the carrying amount of the long-lived asset. Management believes that this Statement will not have a material effect on the financial position or results of operations of the Company.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement, effective for fiscal years beginning after December 15, 2001, supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," and addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. Management believes that the adoption of this Statement will not have a material effect on the financial position or results of operations of the Company.

FORWARD-LOOKING STATEMENTS

The following is a "safe harbor" statement under the Private Securities Litigation Reform Act of 1995. Statements contained in this document that are not based on historical facts are "forward-looking statements." This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Form 10-K statement contain forward-looking statements, such as statements which relate to Landstar's business objectives, plans, strategies and expectations. Terms such as "anticipates," "believes," "estimates," "plans," "predicts," "may," "should," "will," the negative thereof and similar expressions are intended to identify forward-looking statements. Such statements are by nature subject to uncertainties and risks, including but not limited to; an increase in the frequency or severity of accidents or workers' compensation claims; unfavorable development of existing accident claims; a downturn in domestic economic growth or growth in the transportation sector; and other operational, financial or legal risks or uncertainties detailed in Landstar's SEC filings from time to time. These risks and uncertainties could cause actual results or events to differ materially from historical results or those anticipated. Investors should not place undue reliance on such forward-looking statements, and the Company undertakes no obligation to publicly update or revise any forward-looking statements.

SEASONALITY

Landstar's operations are subject to seasonal trends common to the trucking industry. Results of operations for the quarter ending in March are typically lower than the quarters ending June, September and December due to reduced shipments and higher operating costs in the winter months.












41

                         LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share amounts)

                                                           December 29,    December 30,
                                                                   2001            2000
                                                            -----------     -----------
ASSETS
Current assets:
    Cash                                                       $ 47,886        $ 32,926
    Short-term investments                                        2,982           1,500
    Trade accounts receivable, less allowance
      of $4,416 and $4,450                                      185,206         195,398
    Other receivables, including advances to independent
      contractors, less allowance of $4,740
        and $5,089                                               13,779          13,122
    Prepaid expenses and other current assets                     4,020           6,062
                                                               --------        --------
      Total current assets                                      253,873         249,008
                                                               --------        --------
Operating property, less accumulated depreciation
       and amortization of $44,455 and $37,497                   68,532          76,049
Goodwill, less accumulated amortization of $10,209
       and $8,993                                                31,134          32,474
Deferred income taxes and other assets                           11,112          12,831
                                                               --------        --------
Total assets                                                   $364,651        $370,362
                                                               ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Cash overdraft                                             $ 13,018        $ 17,496
    Accounts payable                                             55,813          63,002
    Current maturities of long-term debt                          9,965           9,766
    Insurance claims                                             21,602          23,364
    Accrued compensation                                          2,091           8,277
    Other current liabilities                                    29,576          32,385
                                                               --------        --------
      Total current liabilities                                 132,065         154,290
                                                               --------        --------
Long-term debt, excluding current maturities                     91,909          84,877
Insurance claims                                                 21,585          23,336
Deferred income taxes						      1,652
Shareholders' equity:
    Common stock, $.01 par value, authorized 20,000,000
      shares, issued 13,328,834 and
        13,233,874 shares                                           133             132
    Additional paid-in capital                                   75,036          71,325
    Retained earnings                                           258,162         215,368
    Cost of 5,241,841 and 4,741,841 shares of common
      stock in treasury                                        (209,926)       (172,727)
    Notes receivable arising from exercise of stock options      (5,965)         (6,239)
                                                               --------        --------
      Total shareholders' equity                                117,440         107,859
                                                               --------        --------
Total liabilities and shareholders' equity                     $364,651        $370,362
                                                               ========        ========
See accompanying notes to consolidated financial statements.

                                       42

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF INCOME
                       (Dollars in thousands, except per share amounts)

                                                           Fiscal Years Ended
                                               December 29,  December 30,  December 25,
                                                       2001          2000          1999
                                               ------------  ------------  ------------
Revenue                                        $  1,392,771  $  1,418,492  $  1,388,083
Investment income                                     3,567         4,317         2,502

Costs and expenses:
   Purchased transportation                       1,030,454     1,046,183     1,022,203
   Commissions to agents                            110,513       113,721       111,666
   Other operating costs                             32,750        29,568        30,000
   Insurance and claims                              32,930        31,935        34,064
   Selling, general and administrative               99,762       100,516        99,240
   Depreciation and amortization                     13,543        13,003        11,698
   Non-recurring costs                                              5,270
                                               ------------  ------------  ------------
      Total costs and expenses                    1,319,952     1,340,196     1,308,871
                                               ------------  ------------  ------------
Operating income                                     76,386        82,613        81,714
Interest and debt expense                             6,802         9,127         4,509
                                               ------------  ------------  ------------
Income before income taxes                           69,584        73,486        77,205
Income taxes                                         26,790        28,292        31,268
                                               ------------  ------------  ------------

Net income                                     $     42,794  $     45,194  $     45,937
                                               ============  ============  ============

Earnings per common share                      $       5.13  $       5.15  $       4.60
                                               ============  ============  ============

Diluted earnings per share                     $       5.01  $       5.03  $       4.55
                                               ============  ============  ============

Average number of shares outstanding:
   Earnings per common share                      8,336,000     8,781,000    9,982,000
   Diluted earnings per share                     8,546,000     8,981,000   10,102,000


See accompanying notes to consolidated financial statements.
                                       43

                                    LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Fiscal Years Ended
                                                                       December 29,  December 30,  December 25,
                                                                               2001          2000          1999
(Dollars in thousands)                                                 ------------  ------------  ------------
OPERATING ACTIVITIES
Net income                                                             $     42,794  $     45,194  $     45,937
  Adjustments to reconcile net income to net cash
       provided by operating activities:
    Depreciation and amortization of operating property                      12,327        11,787        10,482
    Amortization of goodwill                                                  1,216         1,216         1,216
    Non-cash interest charges                                                    97           324           324
    Provisions for losses on trade and other accounts receivable              8,153         4,592         2,643
    Losses (gains) on sales of operating property                              (273)         (244)          708
    Deferred income taxes, net                                                1,776         3,911         1,788
    Non-cash charge in lieu of income taxes                                     124            43
    Changes in operating assets and liabilities:
        Decrease (increase) in trade and other accounts receivable            1,382         8,230       (37,534)
        Decrease (increase) in prepaid expenses and other assets              1,194        (1,405)       (1,329)
        Increase (decrease) in accounts payable                              (7,189)       (4,320)       16,698
        Increase (decrease) in other liabilities                             (8,294)       (7,410)        7,146
        Decrease in insurance claims                                         (3,513)       (7,871)       (4,497)
                                                                       ------------  ------------  ------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                                   49,794        54,047        43,582
                                                                       ------------  ------------  ------------
 INVESTING ACTIVITIES
    Purchases of investments                                                   (496)       (1,435)  	(5,005)
    Maturities of investments                                                 1,484         1,060
    Purchases of operating property                                          (5,443)       (7,305)      (12,716)
    Proceeds from sales of operating property                                   906         1,958         2,132
                                                                       ------------  ------------  ------------
 NET CASH USED BY INVESTING ACTIVITIES                                       (3,549)       (5,722)      (15,589)
                                                                       ------------  ------------  ------------
 FINANCING ACTIVITIES
    Increase (decrease) in cash overdraft                                    (4,478)       (1,975)        4,725
    Borrowings on revolving credit facility                                 135,500        27,500        21,500
    Principal payments on long-term debt and capital lease obligations     (128,269)      (18,603)       (6,087)
    Proceeds from exercise of stock options                                   3,161           143           293
    Purchases of common stock                                               (37,199)      (46,185)      (51,384)
                                                                       ------------  ------------  ------------
 NET CASH USED BY FINANCING ACTIVITIES                                      (31,285)      (39,120)      (30,953)
                                                                       ------------  ------------  ------------
 Increase (decrease) in cash                                                 14,960         9,205        (2,960)
 Cash at beginning of period                                                 32,926        23,721        26,681
                                                                       ------------  ------------  ------------
 Cash at end of period                                                 $     47,886  $     32,926  $     23,721
                                                                       ============  ============  ============
See accompanying notes to consolidated financial statements.

                                       44

                               LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           For the Fiscal Years Ended December 29, 2001,
                             December 30, 2000 and December 25, 1999
                                      (Dollars in thousands)

                                                                                                 Notes
                                                                       Treasury Stock       Receivable
                              Common Stock    Additional                   at Cost        Arising from
                           -----------------   Paid-In   Retained   -------------------    Exercise of
                            Shares    Amount   Capital   Earnings      Shares    Amount  Stock Options     Total
                           ---------- ------   -------   --------   --------- ---------  -------------  --------

Balance December 26, 1998  13,041,574 $  130   $65,198   $124,237   2,618,041  $(76,176) $     (1,541)  $111,848

Net income                                                 45,937                                         45,937
Purchases of common stock                                           1,291,000   (51,384)                 (51,384)
Exercises of stock options
  and related income tax
   benefit                     22,400      1       635                                           (153)       483
                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 25, 1999  13,063,974    131    65,833    170,174   3,909,041  (127,560)       (1,694)   106,884

Net income                                                 45,194                                         45,194
Purchases of common stock                                             864,000   (46,185)                 (46,185)
Exercises of stock options
  and related income tax
   benefit                    169,900      1     5,048                                         (4,545)       504
Incentive compensation paid
  in common stock                                  444                (31,200)    1,018                    1,462

                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 30, 2000  13,233,874    132    71,325    215,368   4,741,841  (172,727)       (6,239)   107,859

Net income                                                 42,794                                         42,794
Purchases of common stock                                             500,000   (37,199)                 (37,199)
Exercises of stock options
  and related income tax
   benefit                     94,960      1     3,711                                            274      3,986
                           ---------- ------   -------   --------   --------- ---------  -------------  --------


Balance December 29, 2001  13,328,834 $  133   $75,036   $258,162   5,241,841 $(209,926) $     (5,965)  $117,440
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

Insurance Claim Costs
Landstar provides, primarily on an actuarially determined basis, for the estimated costs of cargo, property, casualty, general liability and workers' compensation claims both reported and for claims incurred but not reported. Landstar retains liability for each individual commercial trucking claim up to $1,000,000 per occurrence through April 30, 2001 and $5,000,000 per occurrence thereafter. The Company also retains liability for each general liability claim up to $1,000,000, $250,000 for each workers' compensation claim and $250,000 for each cargo claim.

Tires
Tires purchased as part of trailing equipment are capitalized as part of the cost of the equipment. Replacement tires are charged to expense when placed in service.

Investments
Investments, all of which are intended to be held to maturity, consist of investment grade bonds having maturities of up to five years and are carried at amortized cost, which approximates fair value. Short-term investments represent the current portion of these bonds. There are $1,407,000 and $3,877,000 of these bonds included in other assets at December 29, 2001 and December 30, 2000, respectively.

Operating Property
Operating property is recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets. Trailing equipment is being depreciated over 7 years.

Goodwill
Goodwill represents the excess of purchase cost over the estimated fair value of net assets acquired. It is being amortized on a straight-line basis over periods of twenty and forty years. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining useful life can be recovered through projected undiscounted future operating cash flows. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's current average cost of funds.
                                       46

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

(2) Non-recurring Costs

At December 25, 1999, approximately 100 Landstar Ranger, Inc.
("Landstar Ranger") drivers were represented by the International Brotherhood of Teamsters (the "Teamsters"). The vast majority of these unionized drivers participated in the Teamsters' Central States Southeast and Southwest Areas Pension Fund (the "Fund"). Under a prior collective bargaining agreement, Landstar Ranger was required to make contributions to various Teamster pension funds for 205 drivers regardless of the actual number of unionized drivers. Effective April 1, 2000, a new collective bargaining agreement required Landstar Ranger to make pension contributions for only the actual number of unionized drivers. As a result of the elimination of the requirement to make contributions for more than the actual number of unionized drivers, the Trustees of the Fund terminated participation in the Fund by Landstar Ranger effective October 1, 2000. The Trustees of the Fund regard this action as a withdrawal by Landstar Ranger. In the third quarter of 2000, the Company recorded a charge in the amount of $2,230,000 for the cost of withdrawal from the Fund. After deducting related income tax benefits of $880,000, this charge reduced fiscal year 2000 net income by $1,350,000, or $0.15 per common share ($0.15 per diluted share).

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

(3) Income Taxes

The provisions for income taxes consisted of the following (in thousands):

                                                                  Fiscal Years
                                                        ------------------------------
                                                          2001       2000       1999
                                                          ----       ----       ----
Current:
   Federal                                              $23,636    $21,525    $24,931
   State                                                  1,254      2,813      4,549
                                                        -------    -------    -------
                                                         24,890     24,338     29,480
Deferred:
   Federal                                                1,454      4,208      1,019
   State                                                    322       (297)       769
                                                         ------    -------    -------
                                                          1,776      3,911      1,788

Non-cash charge in lieu of income taxes                     124         43
                                                        -------    -------    -------
Income taxes                                            $26,790    $28,292    $31,268
                                                        =======    =======    =======

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities consisted of the following (in thousands):

                                                    Dec. 29, 2001     Dec. 30, 2000
                                                    -------------     -------------
Deferred tax assets:
   Receivable valuations                                $   4,128         $   4,221
   Deferred state income tax benefits                       1,700             1,587
   State net operating loss carryforwards                   1,933             1,885
   Self-insured claims                                      3,252             4,881
   Other                                                    5,052             3,530
                                                        ---------         ---------
                                                           16,065            16,104
   Valuation allowance                                       (491)             (615)
                                                        ---------         ---------
                                                        $  15,574         $  15,489
                                                        =========         =========
Deferred tax liabilities:
   Operating property                                   $  11,378         $   9,731
   Other                                                    5,848             5,634
                                                        ---------         ---------
                                                        $  17,226         $  15,365
                                                        =========         =========

At December 29, 2001, the valuation allowance of $491,000 was attributable to deferred state income tax benefits, which primarily represented state operating loss carryforwards at one subsidiary. The valuation allowance and goodwill will be reduced by $463,000 when realization of deferred state income tax benefits becomes likely.

The following table summarizes the differences between income taxes calculated at the federal income tax rate of 35% on income before income taxes and the provisions for income taxes (in thousands):

                                                                  Fiscal Years
                                                        ----------------------------
                                                          2001      2000       1999
                                                          ----      ----       ----
Income taxes at federal income tax rate                 $24,354   $25,720    $27,022
State income taxes, net of federal income
   tax benefit                                            1,024     1,635      3,457
Amortization of goodwill                                    258       258        258
Meals and entertainment exclusion                           892       597        472
Other, net                                                  262        82         59
                                                        -------  --------   --------
Income taxes                                            $26,790   $28,292    $31,268
                                                        =======   =======    =======

Landstar paid income taxes of $24,778,000 in 2001, $25,089,000 in 2000 and $28,659,000 in 1999.

(4) Operating Property

Operating property is summarized as follows (in thousands):

                                                     Dec. 29, 2001     Dec. 30, 2000
                                                     -------------     -------------
Land                                                      $  2,045          $  2,097
Leasehold improvements                                       8,307             8,341
Buildings and improvements                                   7,963             7,963
Trailing equipment                                          71,957            72,257
Other equipment                                             22,715            22,888
                                                          --------          --------
                                                           112,987           113,546
Less accumulated depreciation and amortization              44,455            37,497
                                                          --------          --------
                                                          $ 68,532          $ 76,049
                                                          ========          ========

Included above is $57,393,000 in 2001 and $60,811,000 in 2000 of operating property under capital leases, $37,224,000 and $44,458,000, respectively, net of accumulated amortization. Landstar did not acquire any property by entering into capital leases in 2001. Landstar acquired operating property by entering into capital leases in the amount of $18,448,000 in 2000 and $17,445,000 in 1999.

(5) Pension Plans

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

The expense for the Company-sponsored defined contribution plan was $1,090,000 in 2001, $1,105,000 in 2000 and $1,082,000 in 1999. The expense for union-sponsored plans, excluding the estimated cost of withdrawal
(see note 2), was $935,000 in 2000 and $1,351,000 in 1999.

(6) Debt

Long-term debt is summarized as follows (in thousands):

                                                         Dec. 29, 2001  Dec. 30, 2000
                                                         -------------  -------------
Capital leases                                                 $27,374        $37,143
Revolving credit facility                                       74,500         57,500
                                                               -------        -------
                                                               101,874         94,643
Less current maturities                                          9,965          9,766
                                                               -------        -------
Total long-term debt                                           $91,909        $84,877
                                                               =======        =======

On December 20, 2001, Landstar renegotiated its existing Credit Agreement with a syndicate of banks and JPMorgan Chase Bank, as administrative agent (the "Third Amended and Restated Credit Agreement"). The Third Amended and
Restated Credit Agreement provides $175,000,000 of borrowing capacity in the form of a revolving credit facility, $50,000,000 of which may be utilized in the form of letter of credit guarantees. The Third Amended and Restated Credit Agreement expires on January 5, 2005.

Borrowings under the Third Amended and Restated Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by JPMorgan Chase
Bank, (b) the three month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to JPMorgan Chase Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of the Company's Leverage Ratio, as defined in the Third Amended and Restated Credit Agreement. The margin is subject to an increase of .125% if the aggregate amount outstanding under the Third Amended and Restated Credit Agreement exceeds 50% of the total borrowing capacity. As of December 29, 2001, the margin was equal to 87.5/100 of 1%. The unused portion of the Third Amended and Restated Credit Agreement carries a commitment fee determined based on the level of the Company's Leverage Ratio, as therein defined. As of December 29, 2001, the commitment fee for the unused portion of the Third Amended and Restated Credit Agreement was 0.250%. At December 29, 2001, the weighted average interest rate on borrowings outstanding under the Third Amended and Restated Credit Agreement was 2.81%. Based on the borrowing rates in the Third Amended and Restated Credit Agreement and the repayment terms, the fair value of the outstanding borrowings under the Third Amended and Restated Credit Agreement was estimated to approximate carrying value.

The Third Amended and Restated Credit Agreement contains a number of covenants that limit, among other things, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Third Amended and Restated Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the Third Amended and Restated Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Landstar exceeded the required Interest Coverage level by approximately
$11,719,000 at December 29, 2001.

The Third Amended and Restated Credit Agreement provides for an event of default related to a person or group acquiring 25% or more of the outstanding capital stock of the Company or obtaining the power to elect a majority of the Company's directors.

Borrowings under the Third Amended and Restated Credit Agreement are unsecured, however, the Company and all but one of LSHI's subsidiaries guarantee LSHI's obligations under the Third Amended and Restated Credit Agreement.

The amount outstanding on the Third Amended and Restated Credit Agreement is due and payable on January 5, 2005. There are no other installments of long-term debt, excluding capital lease obligations, maturing in the next five years.

Landstar paid interest of $7,874,000 in 2001, $9,658,000 in 2000 and $4,484,000 in 1999.

(7) Leases

The future minimum lease payments under all noncancelable leases at December 29, 2001, principally for trailing equipment and the Company's headquarters facility in Jacksonville, Florida, are shown in the following table (in thousands):
                                       51




















PAGE>

                                                   Capital        Operating
                                                    Leases           Leases
                                                   -------        ---------
2002                                               $11,581        $   3,206
2003                                                10,093            2,687
2004                                                 6,876            2,110
2005                                                 2,178            2,066
2006                                                                  2,023
Thereafter                                                           16,183
                                                   -------        ---------
                                                    30,728        $  28,275
                                                                  =========
Less amount representing interest
    (5.9% to 8.3%)                                   3,354
Present value of minimum                           -------
   lease payments                                  $27,374
                                                   =======

Total rent expense, net of sublease income, was $19,976,000 in 2001, $19,620,000 in 2000 and $19,322,000 in 1999.

(8) Stock Option Plans

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

All options granted under the Plan through December 29, 2001 become exercisable in five equal annual installments and three equal annual installments under the DSOP, commencing on the first anniversary of the date of grant, subject to acceleration in certain circumstances, and expire on the tenth anniversary of the date of grant. Under the plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. At
December 29, 2001, there were 867,840 shares of the Company's stock reserved for issuance upon exercise of options granted under the plans.

Information regarding the Company's stock option plans is as follows:

                                     Options Outstanding               Options Exercisable
                                  ---------------------------      --------------------------
                                             Weighted Average                Weighted Average
                                               Exercise Price                  Exercise Price
                                   Shares           Per Share       Shares          Per Share
                                  --------  -----------------      --------  ----------------

Options at December 26, 1998       520,300           $  30.25       203,900        $    26.40
  Granted                           71,600           $  36.33
  Exercised                        (22,400)          $  19.88
  Forfeited                           (300)          $  25.50
                                  --------
Options at December 25, 1999       569,200           $  31.42       286,520        $    28.53
  Granted                          107,400           $  47.79
  Exercised                       (169,900)          $  27.59
  Forfeited                         (1,800)          $  25.50
                                  --------

Options at December 30, 2000       504,900           $  36.21       212,060        $    31.19
  Granted                          198,100           $  66.05
  Exercised                        (94,960)          $  30.41
  Forfeited                        (46,520)          $  50.25
                                  --------
Options at December 29, 2001       561,520           $  46.56       207,680        $    34.43
				    ========

The fair value of each option grant on its grant date was calculated using the Black-Scholes option pricing model with the following assumptions for grants made in 2001, 2000 and 1999: risk-free interest rate of 5.0% in 2001 and 6.0% in both 2000 and 1999, expected lives of 5 years and no dividend yield. The expected volatility used in calculating the fair market value of stock options granted was 40% in 2001, 41% in 2000 and 38% in 1999. The weighted average grant date fair value of stock options granted was $28.32, $21.61 and $15.71 per share in 2001, 2000 and 1999, respectively.

The following table summarizes stock options outstanding at December 29, 2001:

                                    Options Outstanding
                                    -------------------
   Range of Exercise                                 Weighted Average  Weighted Average
              Prices   Number Outstanding       Remaining Contractual    Exercise Price
           Per Share        Dec. 29, 2001                Life (years)         Per Share
   -----------------   ------------------       ---------------------  ----------------
   $22.531 - $35.734              174,280              5.9                    $   30.60
   $35.735 - $46.875              197,740              7.4                    $   42.36
   $46.876 - $69.266              189,500              9.3                    $   65.63
                         ----------------
   $22.531 - $69.266              561,520              7.6                    $   46.56
                         ================

                                    Options Exercisable
                                    -------------------
               Range of Exercise                Number    Weighted Average
                          Prices           Exercisable      Exercise Price
                       Per Share         Dec. 29, 2001           Per Share
               -----------------      ----------------    ----------------
                $22.531 - $38.900              121,620          $   29.67
                $38.901 - $56.891               86,060          $   41.16
                                       ----------------
                $22.531 - $56.891              207,680          $   34.43
                                       ================

The Company accounts for its stock option plans using the intrinsic value method as prescribed in Accounting Principal Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for the Company's stock option plans been determined using the fair value at grant date method as prescribed by Statement of Financial Accounting Standards No. 123,
"Accounting for Stock-Based Compensation," the effect on net income and earnings per common share for the fiscal year would have been $1,274,000, or $0.15 per common share, in 2001, $1,145,000, or $0.13 per common share, in 2000 and $966,000, or $0.10 per common share, in 1999.

(9) Shareholders' Equity

During 2001, Landstar purchased 500,000 shares of its common stock at a total cost of $37,199,000 pursuant to a previously announced stock purchase program. As of December 29, 2001, Landstar may purchase an additional 500,000 shares of its common stock under its authorized stock purchase program.

During 1998, the Company established an employee stock option loan program. Under the terms of the program, the Company will provide employees financing in order for them to exercise fully vested stock options. The loans are full recourse with the principal repayable in lump sum on the fifth anniversary of the loan. During 2001, 2000 and 1999, $1,098,000, $4,596,000 and
$384,000 of such loans were issued, respectively.

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

(10) Segment Information

The Company has three reportable business segments. These are the carrier, multimodal and insurance segments. The carrier segment provides truckload transportation for a wide range of general commodities over irregular routes with its fleet of dry and specialty vans and unsided trailers, including flatbed, drop deck and specialty. It also provides short-to-long haul movement of containers by truck, dedicated power-only truck capacity and truck brokerage. The carrier segment markets its services primarily through independent commission sales agents and utilizes tractors provided by independent contractors. Transportation services provided by the multimodal segment include the arrangement of intermodal moves, contract logistics, truck brokerage and emergency and expedited ground and air freight. The multimodal segment markets its services through independent commission sales agents and utilizes capacity provided by independent contractors, including railroads and air cargo carriers. The nature of the carrier and multimodal segments' business is such that a significant portion of their operating costs varies directly with revenue. The insurance segment provides risk and claims management services to Landstar's operating companies. In addition, it reinsures certain property, casualty, and occupational accident risks of certain independent contractors who have contracted to haul freight for Landstar and provides certain property and casualty insurance directly to Landstar's operating subsidiaries.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates a segment's performance based on operating income.

Inter-segment revenue for transactions between the carrier and multimodal segments is based on quoted rates which are believed to approximate the cost that would have been incurred had similar services been obtained from an unrelated third party. Inter-segment revenue between the insurance segment and the carrier and multimodal segments is calculated each fiscal period based on an actuarial calculation of historical loss experience and is believed to approximate the cost that would have been incurred had similar insurance been obtained from an unrelated third party.

No single customer accounts for more than 10% of consolidated revenue. However, during 2001 approximately 14% of the Company's revenue was attributable to the automotive industry. Substantially all of the Company's revenue is generated in the United States.

The following tables summarize information about the Company's reportable business segments as of and for the fiscal years ending December 29, 2001, December 30, 2000 and December 25, 1999 (in thousands):


2001
                              Carrier    Multimodal  Insurance     Other         Total
                              -------    ----------  ---------     -----         -----
External revenue          $1,098,268   $  270,849    $  23,654              $1,392,771
Internal revenue              28,587        2,367       27,313                  58,267
Investment income                                        3,567                   3,567
Interest and debt expense                                        $ 6,802         6,802
Depreciation and
  amortization                 8,382          783                  4,378        13,543
Operating income              76,105        5,343       30,644   (35,706)       76,386
Expenditures on
  long-lived assets            2,994          159                  2,290         5,443
Total assets                 234,164       47,795       46,440    36,252       364,651



2000
                             Carrier    Multimodal  Insurance     Other         Total
                             -------    ----------  ---------     -----         -----
External revenue          $1,117,042    $ 277,087    $  24,363              $1,418,492
Internal revenue              34,669        1,241       21,919                  57,829
Investment income                                        4,317                   4,317
Interest and debt expense                                        $ 9,127         9,127
Depreciation and
  amortization                 7,999          905                  4,099        13,003
Non-recurring costs            5,270                                             5,270
Operating income              88,507        9,346       24,464   (39,704)       82,613
Expenditures on
  long-lived assets              687          177                  6,441         7,305
Capital lease additions       18,448                                            18,448
Total assets                 256,690       54,294       33,267    26,111       370,362

1999
                             Carrier    Multimodal  Insurance     Other         Total
                             -------    ----------  ---------     -----         -----
External revenue          $1,111,912    $ 250,395    $  25,776              $1,388,083
Internal revenue              35,194          196       21,790                  57,180
Investment income                                        2,502                   2,502
Interest and debt expense                                        $ 4,509         4,509
Depreciation and
  amortization                 7,107          982                  3,609        11,698
Operating income              86,282        7,949       27,141   (39,658)       81,714
Expenditures on
  long-lived assets              374          137                 12,205        12,716
Capital lease additions       17,445                                            17,445
Total assets                 251,922       57,337       28,180    28,002       365,441

                                       56

(11) Commitments and Contingencies

At December 29, 2001, Landstar had commitments for letters of credit outstanding in the amount of $19,929,000, primarily as collateral for estimated insurance claims, $9,080,000 of which were supported by the Third Amended and Restated Credit Agreement and $10,849,000 secured by assets deposited with a financial institution.


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

Independent Auditors' Report
----------------------------
Landstar System, Inc. and Subsidiary


The Board of Directors and Shareholders
Landstar System, Inc.:


We have audited the accompanying consolidated balance sheets of Landstar System, Inc. and subsidiary as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended December 29, 2001, December 30, 2000 and December 25, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Landstar System, Inc. and subsidiary as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for the fiscal years ended December 29, 2001, December 30, 2000 and December 25, 1999 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Stamford, Connecticut
February 5, 2002

                     LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           QUARTERLY FINANCIAL DATA
                (Dollars in thousands, except per share amounts)

                                             Fourth        Third         Second        First
                                             Quarter       Quarter       Quarter       Quarter
                                              2001          2001          2001          2001
                                           ----------    ----------    ----------    ----------
Revenue                                    $  347,788    $  355,684    $  358,018    $  331,281
                                           ==========    ==========    ==========    ==========
Operating income                           $   20,093    $   21,000    $   19,486    $   15,807
                                           ----------    ----------    ----------    ----------
Income before income taxes                 $   18,820    $   19,403    $   17,776    $   13,585
Income taxes                                    7,243         7,473         6,843         5,231
                                           ----------    ----------    ----------    ----------
Net income                                 $   11,577    $   11,930    $   10,933    $    8,354
                                           ==========    ==========    ==========    ==========

Earnings per common share (1)              $     1.43    $     1.45    $     1.29    $     0.98
                                           ==========    ==========    ==========    ==========

Diluted earnings per share (1)             $     1.40    $     1.41    $     1.26    $     0.96
                                           ==========    ==========    ==========    ==========

                     LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           QUARTERLY FINANCIAL DATA
                (Dollars in thousands, except per share amounts)

                                             Fourth        Third         Second        First
                                             Quarter       Quarter       Quarter       Quarter
                                              2000          2000          2000          2000
                                           ----------    ----------    ----------    ----------
Revenue                                    $  380,575    $  352,356    $  358,555    $  327,006
                                           ==========    ==========    ==========    ==========
Operating income                           $   27,953    $   21,456    $   17,715    $   15,489
                                           ----------    ----------    ----------    ----------
Income before income taxes                 $   25,069    $   19,036    $   15,597    $   13,784
Income taxes                                    9,167         7,520         6,160         5,445
                                           ----------    ----------    ----------    ----------
Net income                                 $   15,902    $   11,516    $    9,437    $    8,339
                                           ==========    ==========    ==========    ==========

Earnings per common share (1)              $     1.89    $     1.33    $     1.06    $     0.91
                                           ==========    ==========    ==========    ==========

Diluted earnings per share (1)             $     1.85    $     1.30    $     1.04    $     0.89
                                           ==========    ==========    ==========    ==========





(1) Due to the changes in the number of average common shares and common stock equivalents outstanding during the year, earnings per share amounts for each quarter do not necessarily add to the earnings per share amounts for the full year.

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                              SELECTED CONSOLIDATED FINANCIAL DATA
                        (Dollars in thousands, except per share amounts)

                                                                  Fiscal Years
                                             2001         2000         1999         1998       1997
                                       ------------------------------------------------------------
Income Statement Data:
Revenue                                $1,392,771   $1,418,492   $1,388,083   $1,283,607 $1,219,311
Investment income                           3,567        4,317        2,502        1,689

Costs and expenses:
 Purchased transportation               1,030,454    1,046,183    1,022,203      950,343    898,746
 Commissions to agents                    110,513      113,721      111,666      101,409     98,425
 Other operating costs                     32,750       29,568       30,000       27,516     32,747
 Insurance and claims                      32,930       31,935       34,064       39,388     42,885
 Selling, general and administrative       99,762      100,516       99,240       95,028     85,586
 Depreciation and amortization             13,543       13,003       11,698       10,158     11,354
 Non-recurring costs                                     5,270                                3,247
                                        ---------    ---------    ---------    ---------  ---------
  Total costs and expenses              1,319,952    1,340,196    1,308,871    1,223,842  1,172,990
                                        ---------    ---------    ---------    ---------  ---------

Operating income                           76,386       82,613       81,714       61,454     46,321
Interest and debt expense                   6,802        9,127        4,509        3,503      2,705
                                        ---------    ---------    ---------    ---------  ---------
Income from continuing operations
  before income taxes                      69,584       73,486       77,205       57,951     43,616
Income taxes                               26,790       28,292       31,268       23,470     18,188
                                        ---------    ---------    ---------    ---------  ---------
Income from continuing operations          42,794       45,194       45,937       34,481     25,428
Discontinued operations, net of
 income taxes                                                                    (22,589)      (738)
                                        ---------    ---------    ---------    ---------  ---------
Net income                              $  42,794    $  45,194    $  45,937    $  11,892  $  24,690
                                        =========    =========    =========    =========  =========

Earnings per common share:
 Income from continuing operations      $    5.13    $    5.15    $    4.60    $    3.13  $    2.03
 Loss from discontinued
   operations                                                                      (2.05)     (0.06)
                                        ---------    ---------    ---------    ---------  ---------
 Earnings per common share              $    5.13    $    5.15    $    4.60    $    1.08  $    1.97
                                        =========    =========    =========    =========  =========

Diluted earnings per share:
 Income from continuing operations      $    5.01    $    5.03    $    4.55    $    3.10  $    2.02
 Loss from discontinued
   operations                                                                      (2.03)     (0.06)
                                        ---------    ---------    ---------    ---------  ---------
 Diluted earnings per share             $    5.01    $    5.03    $    4.55    $    1.07  $    1.96
                                        =========    =========    =========    =========  =========


                                       61





















                                         Dec. 29,   Dec. 30,   Dec. 25,     Dec. 26,     Dec. 27,
                                             2001       2000       1999         1998         1997
                                        ---------  ---------   --------    ---------    ---------
Balance Sheet Data:
Total assets                            $ 364,651  $ 370,362  $ 365,441    $ 313,665    $ 357,179
Long-term debt, including
   current maturities                     101,874     94,643     67,298       34,440       50,446
Shareholders' equity                      117,440    107,859    106,884      111,848      151,696





























                                       62