Form 10-K, Exhibit 13
period 2002-12-28
LANDSTAR SYSTEM INC
filed 2003-03-12
CIK 853816

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

The carrier segment consists of Landstar Ranger, Inc., Landstar Inway, Inc., Landstar Ligon, Inc. and Landstar Gemini, Inc. The carrier segment primarily provides truckload transportation for a wide range of general commodities over irregular routes with its fleet of dry and specialty vans and unsided trailers, including flatbed, drop deck and specialty. It also provides short-to-long haul movement of containers by truck, dedicated power-only truck capacity and truck brokerage. The carrier segment markets its services primarily through independent commission sales agents and utilizes independent contractors who provide truck capacity to the Company under exclusive lease arrangements (the "Independent Contractors") and other third party truck capacity providers. Historically, the Company's carrier segment has primarily relied on capacity provided by Independent Contractors. Pursuant to a plan to augment its available capacity and increase its revenue, the Company has begun to increase the carrier segment's use of capacity provided by other third party truck capacity providers. A significant decrease in available capacity provided by either the Company's Independent Contractors or other third party capacity providers could have a material adverse effect on Landstar, including its results of operations and revenue. The nature of the carrier segment's business is such that a significant portion of its operating costs varies directly with revenue. The carrier segment typically contributes approximately 78% of Landstar's consolidated revenue.

The multimodal segment is comprised of Landstar Logistics, Inc. and Landstar Express America, Inc. Transportation services provided by the multimodal segment include the arrangement of intermodal moves, contract logistics, truck brokerage and emergency and expedited ground and air freight. The multimodal segment markets its services through independent commission sales agents and utilizes capacity provided by Independent Contractors and other third party capacity providers, including truck brokerage carriers, railroads and air cargo carriers. The nature of the multimodal segment's business is such that a significant portion of its operating costs also varies directly with revenue. The multimodal segment typically contributes approximately 20% of Landstar's consolidated revenue.

The insurance segment is comprised of Signature Insurance Company ("Signature"), a wholly-owned offshore insurance subsidiary, and Risk Management Claim Services, Inc. The insurance segment provides risk and claims management services to Landstar's operating subsidiaries. In addition, it reinsures certain property, casualty and occupational accident risks of certain Independent Contractors who have contracted to haul freight for Landstar and provides certain property and casualty insurance directly to Landstar's operating subsidiaries. The insurance segment typically contributes approximately 2% of Landstar's consolidated revenue.

Purchased transportation represents the amount an Independent Contractor or other third party capacity provider is paid to haul freight. The amount of purchased transportation paid to an Independent Contractor is primarily based on a contractually agreed-upon percentage of revenue generated by the haul. Purchased transportation for the brokerage services operations of the carrier and multimodal segments is based on a negotiated rate for each load hauled. Purchased transportation for the intermodal services operations and the air freight operations of the multimodal segment is based on a contractually agreed-upon fixed rate. Purchased transportation as a percentage of revenue for brokerage services and rail intermodal operations is normally higher than that of Landstar's other transportation operations. Purchased transportation is the largest component of costs and expenses and, on a consolidated basis, increases or decreases in proportion to the revenue generated through Independent Contractors and other third party capacity providers. Commissions to agents are primarily based on contractually agreed-upon percentages of revenue at the carrier segment and of gross profit, defined as revenue less the cost of purchased transportation, at the multimodal segment. Commissions to agents as a percentage of consolidated revenue will vary directly with the percentage of consolidated revenue generated by the carrier segment, the multimodal segment and Signature and with changes in gross profit at the multimodal segment.

Trailing equipment rent and maintenance costs are the largest components of other operating costs.

Potential liability associated with accidents in the trucking industry is severe and occurrences are unpredictable. Landstar retains liability for individual commercial trucking claims up to $5,000,000 per occurrence.
For commercial trucking claims incurred prior to May 1, 2001, Landstar retains liability up to $1,000,000 per occurrence. To reduce its exposure to unladen liability claims (claims incurred while a vehicle is being operated without a trailer attached or is being operated with an attached trailer which does not contain or carry any cargo), Landstar requires its Independent Contractors to maintain unladen truckers liability coverage of $1,000,000 per occurrence. Under the Company's unladen truckers liability program, Independent Contractors purchase unladen truckers liability coverage from a third party insurance company. Signature then reinsures unladen liability coverage for Independent Contractors who participate in the Company's unladen program up to $1,000,000 per occurrence. For unladen claims incurred prior to January 1, 2002, Landstar retains liability up to $25,000 per occurrence. The Company also retains liability for each general liability claim up to $1,000,000, $250,000 for each workers' compensation claim and $250,000 for each cargo claim. The Company's exposure to liability associated with accidents incurred by other third party capacity providers who haul freight on behalf of the Company is reduced by various factors including the extent to which they maintain their own insurance coverage. A material increase in the frequency or severity of accidents, cargo or workers' compensation claims or the unfavorable development of existing claims could be expected to materially adversely affect Landstar's results of operations.

Employee compensation and benefits account for over half of the Company's selling, general and administrative expense. Other significant components of selling, general and administrative expense are communications costs and rent expense.

Depreciation and amortization primarily relates to depreciation of trailing equipment and management information services equipment.

On July 17, 2002, Landstar declared a two-for-one stock split of its common stock to be effected in the form of a 100% stock dividend. Stockholders of record on August 2, 2002 received one additional share of common stock for each share held. The additional shares were distributed on August 12, 2002. All share and per share amounts have been restated to give retroactive effect to this stock split.

The following table sets forth the percentage relationships of expense items to revenue for the periods indicated:

                                                      Fiscal Years
                                                ------------------------
                                                   2002     2001     2000
                                                 ------   ------   ------
Revenue                                          100.0%   100.0%   100.0%
Investment income                                  0.1      0.3      0.3

Costs and expenses:
    Purchased transportation                      74.1     74.0     73.8
    Commissions to agents                          7.9      7.9      8.0
    Other operating costs                          2.3      2.3      2.1
    Insurance and claims                           2.8      2.4      2.2
    Selling, general and administrative            6.7      7.2      7.1
    Depreciation and amortization                  0.7      1.0      0.9
    Non-recurring costs                               	         0.4
                                                ------   ------   ------
      Total costs and expenses                    94.5     94.8     94.5
                                                ------   ------   ------
Operating income                                   5.6      5.5      5.8
Interest and debt expense                          0.3      0.5      0.6
                                                ------   ------   ------
Income before income taxes                         5.3      5.0      5.2
Income taxes                                       2.0      1.9      2.0
                                                ------   ------   ------
Net income                                         3.3%     3.1%     3.2%
                                                ======   ======   ======

FISCAL YEAR ENDED DECEMBER 28, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 29, 2001

Revenue for the fiscal year 2002 was $1,506,555,000, an increase of $113,784,000, or 8.2%, compared to revenue for the 2001 fiscal year.
Revenue increased $79,995,000, $29,867,000 and $3,922,000 at the carrier, multimodal and insurance segments, respectively. Overall, revenue miles (volume) increased approximately 11%. Revenue per load increased approximately 5% while revenue per revenue mile (price) decreased approximately 3%, reflecting changes in freight mix, including an 8% increase in the average length of haul at the carrier segment. Revenue at the insurance segment increased primarily due to an increase in the level of reinsurance underwritten for unladen truckers liability for certain of the Company's Independent Contractors from $25,000 per occurrence to $1,000,000 per occurrence effective January 1, 2002.

Investment income at the insurance segment was $1,950,000 and $3,567,000 for fiscal year 2002 and 2001, respectively. The decrease in investment income was primarily due to a reduced rate of return, attributable to the decline in interest rates, on investments held by the insurance segment.

Purchased transportation was 74.1% of revenue in 2002 compared with 74.0% in 2001. The increase in purchased transportation as a percentage of revenue was primarily attributable to increased brokerage revenue at the carrier segment and increased rail intermodal revenue at the multimodal segment. Commissions to agents were 7.9% of revenue in both 2002 and 2001, as increased agent commissions at the multimodal segment were offset by reduced agent commissions on brokerage revenue at the carrier segment and increased premium revenue at the insurance segment.

Other operating costs were 2.3% of revenue in both 2002 and 2001, as increased trailer maintenance costs were offset by reductions in Independent Contractor recruiting, qualification and incentive costs and reduced net costs of plates and permits. Insurance and claims were 2.8% of revenue in 2002 compared with 2.4% in 2001. The increase in insurance and claims as a percentage of revenue was primarily due to increased commercial trucking claims in the $4 million excess of $1 million layer and increased unladen truckers liability claims due to the increased level of risk assumed by Signature under the Company's unladen truckers liability program effective January 1, 2002. These increases were partially offset by a reduction in insurance claims resulting from increased revenue hauled by other third party capacity providers. Selling, general and administrative costs were 6.7% of revenue in 2002 and 7.2% in 2001. The decrease in selling, general and administrative costs as a percentage of revenue was primarily due to decreased wages, travel and entertainment expenses and communication costs, as a result of implementation of certain cost reduction initiatives, and a decreased provision for customer bad debt, partially offset by an increased provision for bonuses under the Company's incentive compensation plans, increased costs for the Company's employee benefit programs and increased legal fees. Depreciation and amortization was 0.7% of revenue in 2002 and 1.0% of revenue in 2001. The decrease in depreciation and amortization as a percentage of revenue was primarily due to the January 1, 2002 implementation of Statement of Financial Accounting Standards ("SFAS") No. 142, which eliminated the amortization of goodwill, and reduced depreciation expense for company-owned trailing equipment and information technology assets.

Interest and debt expense was 0.3% of revenue in 2002 and 0.5% of revenue in 2001. This decrease was primarily attributable to lower interest rates, reduced average borrowings on the Company's senior credit facility and decreased average capital lease obligations for trailing equipment.

The provisions for income taxes for the 2002 and 2001 fiscal years were based on effective income tax rates of 38.0% and 38.5%, respectively, which are higher than the statutory federal income tax rate primarily as a result of state income taxes and the meals and entertainment exclusion in both years and amortization of certain goodwill in 2001. At December 28, 2002, the valuation allowance of $491,000 was attributable to deferred state income tax benefits, which primarily represented state operating loss carryforwards at one subsidiary. The valuation allowance and goodwill will be reduced by $463,000 when realization of deferred state income tax benefits becomes likely. The Company believes that deferred income tax benefits, net of the valuation allowance, are more likely than not to be realized because of the Company's ability to generate future taxable earnings. The decrease in the effective income tax rate was primarily attributable to the elimination of goodwill amortization in 2002.

Net income was $49,221,000, or $3.05 per common share ($2.94 per diluted share), in 2002 compared with $42,794,000, or $2.57 per common share ($2.50 per diluted share), in 2001.


FISCAL YEAR ENDED DECEMBER 29, 2001 COMPARED TO FISCAL YEAR ENDED DECEMBER 30, 2000

Revenue for the fiscal year 2001 was $1,392,771,000, a decrease of $25,721,000, or 1.8%, compared to revenue for the 2000 fiscal year. Revenue decreased $18,774,000, $6,238,000 and $709,000 at the carrier, multimodal and insurance segments, respectively. The decrease was primarily attributable to the extra week in the 53-week fiscal year 2000 compared to the 52-week fiscal year 2001. As a result, revenue miles decreased approximately 3% compared to fiscal year 2000, which was partially offset by an increase in revenue per revenue mile of approximately 1%, which reflected improved freight quality primarily at the multimodal segment.

Investment income at the insurance segment was $3,567,000 and $4,317,000 for fiscal year 2001 and 2000, respectively. The decrease in investment income was primarily due to a reduced rate of return, attributable to the decline in interest rates, on investments held by the insurance segment.

Purchased transportation was 74.0% of revenue in 2001 compared with 73.8% in 2000. The increase in purchased transportation as a percentage of revenue was primarily attributable to increased rates charged by other third party capacity providers at the multimodal segment as a result of higher fuel costs, increased brokerage revenue at the carrier segment and decreased premium revenue at the insurance segment.

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

At December 25, 1999, approximately 100 Landstar Ranger, Inc. ("Landstar Ranger") drivers were represented by the International Brotherhood of Teamsters (the "Teamsters"). The vast majority of these unionized drivers participated in the Teamsters' Central States Southeast and Southwest Areas Pension Fund (the "Fund"). As a result of the terms of a new collective bargaining agreement, the Trustees of the Fund terminated participation in the Fund by Landstar Ranger effective October 1, 2000. The Trustees of the Fund regarded this action as a withdrawal by Landstar Ranger. Landstar Ranger recorded a charge in the third quarter of 2000 in the amount of $2,230,000 for the cost of withdrawal from the Fund. At December 28, 2002, 43 Landstar Ranger drivers were represented by the Teamsters and neither Landstar nor any of its subsidiaries participates in any multi-employer pension plans.

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

Net income was $42,794,000, or $2.57 per common share ($2.50 per diluted share), in 2001 compared with $45,194,000, or $2.57 per common share ($2.52 per diluted share), in 2000. After deducting related income tax benefits of $2,105,000, the non-recurring costs reduced net income by $3,165,000 in 2000. Excluding non-recurring costs, net income would have been $48,359,000, or $2.75 per common share ($2.69 per diluted share), in 2000.

CAPITAL RESOURCES AND LIQUIDITY

On December 20, 2001, Landstar renegotiated its existing credit agreement with a syndicate of banks and JPMorgan Chase Bank, as administrative agent (the "Third Amended and Restated Credit Agreement"). The Third Amended and
Restated Credit Agreement provides $175,000,000 of borrowing capacity in the form of a revolving credit facility, $50,000,000 of which may be utilized in the form of letter of credit guarantees. At December 28, 2002, Landstar had commitments for letters of credit outstanding in the amount of $18,060,000, primarily as collateral for estimated insurance claims, $9,080,000 of which were supported by the Third Amended and Restated Credit Agreement and $8,980,000 secured by assets deposited with a financial institution. The
Third Amended and Restated Credit Agreement expires on January 5, 2005.

Borrowings under the Third Amended and Restated Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by JPMorgan Chase
Bank, (b) the three month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to JPMorgan Chase Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of the Company's Leverage Ratio, as defined in the Third Amended and Restated Credit Agreement. The margin is subject to an increase of .125% if the aggregate amount outstanding under the Third Amended and Restated Credit Agreement exceeds 50% of the total borrowing capacity. As of December 28, 2002, the margin was equal to 87.5/100 of 1%.

The unused portion of the Third Amended and Restated Credit Agreement carries a commitment fee determined based on the level of the Leverage Ratio, as therein defined. As of December 28, 2002, the commitment fee for the unused portion of the Third Amended and Restated Credit Agreement was 0.250%. At December 28, 2002, the weighted average interest rate on borrowings outstanding under the Third Amended and Restated Credit Agreement was 2.27%.

The Third Amended and Restated Credit Agreement contains a number of covenants that limit, among other things, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Third Amended and Restated Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the Third Amended and Restated Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Interest Coverage, earnings before interest and taxes exceeded the required minimum by approximately $64,000,000 for the fiscal year ended December 28, 2002.

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

Shareholders' equity was $149,093,000, or 66% of total capitalization, at December 28, 2002, compared with $117,440,000, or 54% of total capitalization, at December 29, 2001. The increase in shareholders' equity was a result of current year net income, repayment of notes receivable arising from exercises of stock options and exercises of stock options, partially offset by the purchase of 554,879 shares of the Company's common stock at a total cost of $26,306,000. As of December 28, 2002, the Company may purchase an additional 445,121 shares of its common stock under its authorized stock purchase program. Long-term debt including current maturities was $77,360,000 at December 28, 2002, $24,514,000 lower than at December 29,
2001. Working capital and the ratio of current assets to current liabilities were $120,630,000 and 1.78 to 1, respectively, at December 28, 2002, compared with $121,808,000 and 1.92 to 1, respectively, at December 29, 2001. Landstar has historically operated with current ratios within the range of 1.5 to 1 to 2.0 to 1. Cash provided by operating activities was $84,313,000 in 2002 compared with $49,794,000 in 2001. The increase in cash provided by operating activities was primarily attributable to increased earnings and timing of payments. During the 2002 fiscal year, Landstar purchased $4,421,000 of operating property and acquired $16,370,000 of revenue equipment by entering into capital leases. Landstar anticipates it will acquire between $18,000,000 to $30,000,000 of operating property during fiscal year 2003 either by purchase or by lease financing.

At December 28, 2002, the Company's obligations and commitments to make future payments under contracts, such as debt and lease agreements, were as follows (in thousands):

                             Payments Due By Period

Contractual                   Less than         1-3           4-5       After 5
Obligation       Total          1 Year         Years         Years       Years

Long-term debt  $44,000                        $44,000

Capital lease
  obligations    36,285         $13,631         19,511       $3,143

Operating
  leases         25,724           2,784          6,546        2,087     $14,307
               --------         -------        -------       ------     -------
               $106,009         $16,415        $70,057       $5,230     $14,307
               ========         =======        =======       ======     =======



Capital lease obligations above include $2,925,000 of imputed interest. Operating leases include $22,488,000 related to the Company's main office facility located in Jacksonville, Florida.

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

The Company and Ford Motor Co., Inc. are defendants in a suit alleging breach of contract, misrepresentation and certain other causes of action arising out of a contract between Landstar Logistics, Inc. and the plaintiff involving a trans-Gulf of Mexico roll-on/roll-off shipping venture developed by the plaintiff, Gulf Bridge RoRo, Inc. The suit makes claim for $25,000,000 damages for breach of contract and $50,000,000 punitive and other damages related to the misrepresentation counts. The Company has filed motions for summary judgment with the court seeking, in addition to a judgment in its favor, to dismiss Landstar System, Inc. from the litigation, to limit the amount of damages obtainable by the plaintiff, to preclude fraud and other theories upon which plaintiff seeks to obtain damages, and to exclude certain evidence concerning damages sought to be introduced at trial by plaintiff, among other things. Subject to the outcome of these motions, which is anticipated in March 2003, discovery has been substantially completed in this matter, and the Company anticipates that the matter will be tried in April 2003. The Company believes it has meritorious defenses to this litigation and intends to continue to defend it vigorously. The Company also believes that if this litigation were determined adversely to it, the liability of the Company, exclusive of any available insurance recoveries, would not be reasonably likely to have a material adverse effect on the financial condition of the Company but that it could have a material adverse effect on the results of operations in a given quarter or year. The Company has notified its third party insurance carrier that it believes that a portion of the claims made in this lawsuit are covered under insurance provided by that carrier, and the carrier has agreed to pay the fees and expenses and to participate in the defense of this litigation, subject to a reservation of rights. The Company also intends to pursue its rights with respect to this coverage vigorously.
No assurances can be given as to the outcome of this litigation or any related matter, however.

On November 1, 2002, the Owner Operator Independent Drivers Association, Inc. ("OOIDA") and six individual Independent Contractors filed a putative class action suit in the U.S. Court in Jacksonville, Florida, against the Company. The suit alleges that certain aspects of Landstar's motor carrier's leases with owner operators violate the federal leasing regulations. OOIDA seeks injunctive relief, damages and attorney's fees. On December 17, 2002, the Company filed a Motion to Dismiss and a Motion to Stay and Compel Arbitration with respect to all of the leases that contain arbitration clauses. Landstar believes it has meritorious defenses to this litigation and intends to defend it vigorously. Landstar also believes that it treats its Independent Contractors fairly and in a manner which reflects the important role they play in the Company's operations.

The Company is involved in certain other claims and pending litigation arising from the normal conduct of business. Based on knowledge of the facts and, in certain cases, opinions of outside counsel, management believes that adequate provisions have been made for probable losses with respect to the resolution of all such other claims and pending litigation and that the ultimate outcome, after provisions thereof, will not have a material adverse effect on the financial condition of Landstar, but could have a material effect on the results of operations in a given quarter or year.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The allowance for doubtful accounts for both trade and other receivables represents management's estimate of the amount of outstanding receivables that will not be collected. During 2002, the Company experienced its second consecutive year with an abnormally high level of bad debt expense.
Management believes this resulted from the difficult economic environment experienced by the Company's customers and Independent Contractors. Although management believes the amount of the allowance for both trade and other receivables at December 28, 2002 is appropriate, a prolonged period of low or no economic growth may adversely affect the collection of these receivables. Correspondingly, a more robust economic environment may result in the realization of some portion of the estimated uncollectible receivables.

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

The Company utilizes certain income tax planning strategies to reduce its overall cost of income taxes. Upon audit, it is possible that certain strategies might be disallowed resulting in an increased liability for income taxes. The Company has provided for its estimated exposure attributable to income tax planning strategies. Management believes that the provision for liabilities resulting from the implementation of income tax planning strategies is appropriate.

Significant variances from management's estimates for the amount of uncollectible receivables, for the ultimate resolution of claims or the provision for liabilities for income tax planning strategies can be expected to positively or negatively affect Landstar's earnings in a given quarter or year. However, management believes that the ultimate resolution of these items, given a range of reasonably likely outcomes, will not significantly affect the long-term financial condition of Landstar or its ability to fund its continuing operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement, effective for fiscal years beginning after June 15, 2002, requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. The enterprise is also to record a corresponding increase to the carrying amount of the long-lived asset. Management believes that this Statement will not have a material effect on the financial position or results of operations of the Company.

FORWARD-LOOKING STATEMENTS

The following is a "safe harbor" statement under the Private Securities Litigation Reform Act of 1995. Statements contained in this document that are not based on historical facts are "forward-looking statements." This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Form 10-K statement contain forward-looking statements, such as statements which relate to Landstar's business objectives, plans, strategies and expectations. Terms such as "anticipates," "believes," "estimates," "plans," "predicts," "may," "should," "will," the negative thereof and similar expressions are intended to identify forward-looking statements. Such statements are by nature subject to uncertainties and risks, including but not limited to: an increase in the frequency or severity of accidents or workers' compensation claims; unfavorable development of existing accident claims; dependence on independent sales agents; dependence on third party capacity providers; disruptions or failures in our computer systems; a downturn in domestic economic growth or growth in the transportation sector; substantial industry competition; and other operational, financial or legal risks or uncertainties detailed in this and Landstar's other SEC filings from time to time. These risks and uncertainties could cause actual results or events to differ materially from historical results or those anticipated. Investors should not place undue reliance on such forward-looking statements, and the Company undertakes no obligation to publicly update or revise any forward-looking statements.

SEASONALITY

Landstar's operations are subject to seasonal trends common to the trucking industry. Results of operations for the quarter ending in March are typically lower than the quarters ending June, September and December.

                         LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share amounts)

                                                           December 28,    December 29,
                                                                   2002            2001
                                                            -----------     -----------
ASSETS
Current assets:
    Cash                                                       $ 65,447        $ 47,886
    Short-term investments                                        3,130           2,982
    Trade accounts receivable, less allowance
      of $3,953 and $4,416                                      190,052         185,206
    Other receivables, including advances to independent
      contractors, less allowance of $5,331
        and $4,740                                               12,640          13,779
    Prepaid expenses and other current assets                     3,338           4,020
                                                               --------        --------
      Total current assets                                      274,607         253,873
                                                               --------        --------
Operating property, less accumulated depreciation
       and amortization of $52,841 and $44,455                   76,774          68,532
Goodwill                                                         31,134          31,134
Other assets                                                     18,233          11,112
                                                               --------        --------
Total assets                                                   $400,748        $364,651
                                                               ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Cash overdraft                                             $ 16,545        $ 13,018
    Accounts payable                                             60,297          55,813
    Current maturities of long-term debt                         12,123           9,965
    Insurance claims                                             24,419          21,602
    Other current liabilities                                    40,593          31,667
                                                               --------        --------
      Total current liabilities                                 153,977         132,065
                                                               --------        --------
Long-term debt, excluding current maturities                     65,237          91,909
Insurance claims                                                 25,276          21,585
Deferred income taxes						      7,165           1,652
Shareholders' equity:
    Common stock, $.01 par value, authorized 20,000,000
      shares, issued 16,337,506 and
        13,328,834 shares                                           163             133
    Additional paid-in capital                                    2,609          75,036
    Retained earnings                                           173,817         258,162
    Cost of 554,879 and 5,241,841 shares of common
      stock in treasury                                         (26,306)       (209,926)
    Notes receivable arising from exercise of stock options      (1,190)         (5,965)
                                                               --------        --------
      Total shareholders' equity                                149,093         117,440
                                                               --------        --------
Total liabilities and shareholders' equity                     $400,748        $364,651
                                                               ========        ========
See accompanying notes to consolidated financial statements.

                                       51

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF INCOME
                       (Dollars in thousands, except per share amounts)

                                                           Fiscal Years Ended
                                               December 28,  December 29,  December 30,
                                                       2002          2001          2000
                                               ------------  ------------  ------------
Revenue                                        $  1,506,555  $  1,392,771  $  1,418,492
Investment income                                     1,950         3,567         4,317

Costs and expenses:
   Purchased transportation                       1,116,009     1,030,454     1,046,183
   Commissions to agents                            118,864       110,513       113,721
   Other operating costs                             34,325        32,750        29,568
   Insurance and claims                              42,188        32,930        31,935
   Selling, general and administrative              101,918        99,762       100,516
   Depreciation and amortization                     11,520        13,543        13,003
   Non-recurring costs                                                            5,270
                                               ------------  ------------  ------------
      Total costs and expenses                    1,424,824     1,319,952     1,340,196
                                               ------------  ------------  ------------
Operating income                                     83,681        76,386        82,613
Interest and debt expense                             4,292         6,802         9,127
                                               ------------  ------------  ------------
Income before income taxes                           79,389        69,584        73,486
Income taxes                                         30,168        26,790        28,292
                                               ------------  ------------  ------------

Net income                                     $     49,221  $     42,794  $     45,194
                                               ============  ============  ============

Earnings per common share (1)                  $       3.05  $       2.57  $       2.57
                                               ============  ============  ============

Diluted earnings per share (1)                 $       2.94  $       2.50  $       2.52
                                               ============  ============  ============

Average number of shares outstanding:
   Earnings per common share (1)                 16,141,000    16,672,000    17,562,000
   Diluted earnings per share (1)                16,767,000    17,092,000    17,962,000



(1) All earnings per share amounts and average number of shares outstanding have been restated to give retroactive effect to a two-for-one stock split effected in the form of a 100% stock dividend declared July 17, 2002.

See accompanying notes to consolidated financial statements.

                                       52

                                    LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Fiscal Years Ended
                                                                       December 28,  December 29,  December 30,
                                                                               2002          2001          2000
(Dollars in thousands)                                                 ------------  ------------  ------------
OPERATING ACTIVITIES
  Net income                                                           $     49,221  $     42,794  $     45,194
  Adjustments to reconcile net income to net cash
       provided by operating activities:
    Depreciation and amortization of operating property                      11,520        12,327        11,787
    Amortization of goodwill                                                                1,216         1,216
    Non-cash interest charges                                                   273            97           324
    Provisions for losses on trade and other accounts receivable              7,514         8,153         4,592
    Losses (gains) on sales and disposals of operating property                 642          (273)         (244)
    Deferred income taxes, net                                                5,513         1,776         3,911
    Non-cash charge in lieu of income taxes                                                   124            43
    Changes in operating assets and liabilities:
        Decrease (increase) in trade and other accounts receivable          (11,221)        1,382         8,230
        Decrease (increase) in prepaid expenses and other assets                933         1,194        (1,405)
        Increase (decrease) in accounts payable                               4,484        (7,189)       (4,320)
        Increase (decrease) in other liabilities                              8,926        (8,294)       (7,410)
        Increase (decrease) in insurance claims                               6,508        (3,513)       (7,871)
                                                                       ------------  ------------  ------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                                   84,313        49,794        54,047
                                                                       ------------  ------------  ------------
 INVESTING ACTIVITIES
    Purchases of investments                                                 (8,889)         (496)       (1,435)
    Maturities of investments                                                 2,500         1,484         1,060
    Purchases of operating property                                          (4,421)       (5,443)       (7,305)
    Proceeds from sales of operating property                                   387           906         1,958
                                                                       ------------  ------------  ------------
 NET CASH USED BY INVESTING ACTIVITIES                                      (10,423)       (3,549)       (5,722)
                                                                       ------------  ------------  ------------
 FINANCING ACTIVITIES
    Increase (decrease) in cash overdraft                                     3,527        (4,478)       (1,975)
    Borrowings on revolving credit facility                                               135,500        27,500
    Principal payments on long-term debt and capital lease obligations      (40,884)     (128,269)      (18,603)
    Proceeds from repayment of notes receivable arising from
       exercises of stock options                                             4,867         1,372            51
    Proceeds from exercises of stock options                                  2,467         1,789            92
    Purchases of common stock                                               (26,306)      (37,199)      (46,185)
                                                                       ------------  ------------  ------------
 NET CASH USED BY FINANCING ACTIVITIES                                      (56,329)      (31,285)      (39,120)
                                                                       ------------  ------------  ------------
 Increase in cash                                                            17,561        14,960         9,205
 Cash at beginning of period                                                 47,886        32,926        23,721
                                                                       ------------  ------------  ------------
 Cash at end of period                                                 $     65,447  $     47,886  $     32,926
                                                                       ============  ============  ============
See accompanying notes to consolidated financial statements.

                                       53

                               LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           For the Fiscal Years Ended December 28, 2002,
                             December 29, 2001 and December 30, 2000
                                      (Dollars in thousands)

                                                                                                 Notes
                                                                       Treasury Stock       Receivable
                              Common Stock    Additional                   at Cost        Arising from
                           -----------------   Paid-In   Retained   -------------------   Exercises of
                            Shares    Amount   Capital   Earnings      Shares    Amount  Stock Options     Total
                           ---------- ------   -------   --------   --------- ---------  -------------  --------

Balance December 25, 1999  13,063,974 $  131   $65,833   $170,174   3,909,041 $(127,560) $      (1,694) $106,884

Net income                                                 45,194                                         45,194
Purchases of common stock                                             864,000   (46,185)                 (46,185)
Exercises of stock options
 and related income tax
 benefit                      169,900      1     5,048                                          (4,596)      453
Repayment of notes
 receivable arising from
 exercises of stock options                                                                         51        51
Incentive compensation paid
 in common stock                                   444                (31,200)    1,018                    1,462

                           ---------- ------   -------   --------   --------- ---------  -------------  --------
Balance December 30, 2000  13,233,874    132    71,325    215,368   4,741,841  (172,727)        (6,239)  107,859

Net income                                                 42,794                                         42,794
Purchases of common stock                                             500,000   (37,199)                 (37,199)
Exercises of stock options
 and related income tax
 benefit                       94,960      1     3,711                                          (1,098)    2,614
Repayment of notes
 receivable arising from
 exercises of stock options                                                                      1,372     1,372
                           ---------- ------   -------   --------   --------- ---------  -------------  --------

Balance December 29, 2001  13,328,834    133    75,036    258,162   5,241,841  (209,926)        (5,965)  117,440

Net income                                                 49,221                                         49,221
Retirement of treasury
 stock                     (5,241,841)   (52)  (76,389)  (133,485) (5,241,841)  209,926                      -
Purchases of common stock                                             554,879   (26,306)                 (26,306)
Exercises of stock options
 and related income tax
 benefit                      116,160      1     3,962                                             (92)    3,871
Repayment of notes
 receivable arising from
 exercises of stock options                                                                      4,867     4,867
Stock split effected in
 the form of a 100%
 stock dividend             8,134,353     81                  (81)                                           -
                           ---------- ------   -------   --------   --------- ---------  -------------  --------


Balance December 28, 2002  16,337,506 $  163   $ 2,609   $173,817     554,879 $ (26,306) $      (1,190) $149,093
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

Revenue Recognition
Revenue and the related direct freight expenses are recognized upon completion of freight delivery. Fuel surcharges billed to customers for freight hauled by the independent contractors who provide truck capacity to the Company under exclusive lease arrangements are excluded from revenue and paid in entirety to the independent contractors.

Insurance Claim Costs
Landstar provides, primarily on an actuarially determined basis, for the estimated costs of cargo, property, casualty, general liability and workers' compensation claims both reported and for claims incurred but not reported. Landstar retains liability for individual commercial trucking claims up to $5,000,000 per occurrence. For commercial trucking claims incurred prior to May 1, 2001, Landstar retains liability up to $1,000,000 per occurrence. The Company also retains liability for each general liability claim up to $1,000,000, $250,000 for each workers' compensation claim and $250,000 for each cargo claim.

Tires
Tires purchased as part of trailing equipment are capitalized as part of the cost of the equipment. Replacement tires are charged to expense when placed in service.

Investments
Investments, all of which are intended to be held to maturity, consist of investment grade bonds having maturities of up to five years and are carried at amortized cost, which approximates fair value. Short-term investments represent the current portion of these bonds. There are $7,648,000 and $1,407,000 of these bonds included in other assets at December 28, 2002 and December 29, 2001, respectively.

Operating Property
Operating property is recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets. Trailing equipment is being depreciated over 7 years.

Goodwill
The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" in the first quarter of fiscal year 2002. SFAS No. 142 eliminated the requirement to amortize goodwill and requires that it be tested for impairment on an annual basis. During the first quarter of 2002, the Company completed the transitional goodwill impairment test and determined that the fair value of each reporting unit exceeded the carrying value of the net assets of each reporting unit. The Company updated its test for impairment for the fiscal year ended December 28, 2002 and determined that the fair value of each reporting unit exceeded the carrying value of the net assets of each reporting unit. Accordingly, no impairment loss was recognized.

Adoption of SFAS No. 142 resulted in the elimination of goodwill amortization expense beginning with the first quarter of 2002. During each of 2001 and 2000, the Company recorded goodwill amortization expense of $1,216,000. Elimination of this amortization expense would have resulted in net income of $44,010,000, or an increase of $0.07 in earnings per share ($0.07 per diluted share), and $46,410,000, or an increase of $0.07 in earnings per share ($0.06 per diluted share), in 2001 and 2000, respectively. The Company has no other intangible assets subject to the provisions of SFAS No. 142.

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

Stock-Based Compensation
At December 28, 2002, the Company has two stock-based employee compensation plans and one stock-based plan for members of its Board of Directors, which are described more fully in footnote 9. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation is reflected in net income, as all options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.



                                                 Fiscal Years
                                        ---------------------------------
                                          2002         2001         2000
                                        -------      -------      -------
Net income, as reported                 $49,221      $42,794      $45,194

Deduct: Total stock-based employee
        compensation expense determined
        under the fair value based
        method for all awards, net of
        related income tax benefits      (3,102)      (1,187)      (1,469)
                                        -------      -------      -------
Pro forma net income                    $46,119      $41,607      $43,725
                                        =======      =======      =======
Earnings per common share:
    As reported                         $  3.05      $  2.57      $  2.57
    Pro forma                           $  2.86      $  2.50      $  2.49

Diluted earnings per share:
    As reported                         $  2.94      $  2.50      $  2.52
    Pro forma                           $  2.80      $  2.47      $  2.46


Earnings Per Share
Earnings per common share amounts are based on the weighted average number of common shares outstanding and diluted earnings per share amounts are based on the weighted average number of common shares outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options.

(2) Stock Split

On July 17, 2002, Landstar declared a two-for-one stock split of its common stock to be effected in the form of a 100% stock dividend.
Stockholders of record on August 2, 2002 received one additional share of common stock for each share held. The additional shares were distributed on August 12, 2002. All share and per share amounts have been restated to give retroactive effect to this stock split.

(3) Non-recurring Costs

At December 25, 1999, approximately 100 Landstar Ranger, Inc.
("Landstar Ranger") drivers were represented by the International Brotherhood of Teamsters (the "Teamsters"). The vast majority of these unionized drivers participated in the Teamsters' Central States Southeast and Southwest Areas Pension Fund (the "Fund"). As a result of the terms of a new collective bargaining agreement, the Trustees of the Fund terminated participation in the Fund by Landstar Ranger effective October 1, 2000. The Trustees of the Fund regarded this action as a withdrawal by Landstar Ranger. In the third quarter of 2000, the Company recorded a charge in the amount of $2,230,000 for the cost of withdrawal from the Fund. After deducting related income tax benefits of $880,000, this charge reduced fiscal year 2000 net income by $1,350,000, or $0.08 per common share ($0.08 per diluted share). At December 28, 2002, 43 Landstar Ranger drivers were represented by the Teamsters and neither Landstar nor any of its subsidiaries participate in any multi-employer pension plans.

On March 28, 2000, the Company announced a plan to restructure the operations of Landstar Ligon, Inc. and to relocate its headquarters from Madisonville, Kentucky to Jacksonville, Florida in June of 2000. As a result of this restructuring and relocation, a one-time charge in the amount of $3,040,000 was recorded during the second quarter of 2000 representing approximately $1,370,000 of employee and office relocation costs, $1,000,000 of severance costs and $670,000 of other costs. The restructuring and relocation were substantially completed by September 23, 2000. After deducting related income tax benefits of $1,225,000, this one-time restructuring charge reduced fiscal year 2000 net income by $1,815,000, or $0.10 per common share ($0.10 per diluted share).

(4) Income Taxes

The provisions for income taxes consisted of the following (in thousands):

                                                                  Fiscal Years
                                                        ------------------------------
                                                          2002       2001       2000
                                                          ----       ----       ----
Current:
   Federal                                              $23,362    $23,636    $21,525
   State                                                  1,293      1,254      2,813
                                                        -------    -------    -------
                                                         24,655     24,890     24,338
Deferred:
   Federal                                                4,273      1,454      4,208
   State                                                  1,240        322       (297)
                                                         ------    -------    -------
                                                          5,513      1,776      3,911

Non-cash charge in lieu of income taxes                                124         43
                                                        -------    -------    -------
Income taxes                                            $30,168    $26,790    $28,292
                                                        =======    =======    =======

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities consisted of the following (in thousands):

                                                    Dec. 28, 2002     Dec. 29, 2001
                                                    -------------     -------------
Deferred tax assets:
   Receivable valuations                                $  4,092         $   4,128
   Deferred state income tax benefits                      2,134             1,700
   State net operating loss carryforwards                  1,669             1,933
   Self-insured claims                                     3,023             3,252
   Other                                                   2,421             5,052
                                                        ---------        ----------
                                                          13,339            16,065
   Valuation allowance                                      (491)             (491)
                                                        ---------        ----------
                                                        $ 12,848         $  15,574
                                                        =========        ==========
Deferred tax liabilities:
   Operating property                                   $ 13,827         $  11,378
   Other                                                   6,186             5,848
                                                        ---------        ----------
                                                        $ 20,013         $  17,226
                                                        =========        ==========

At December 28, 2002, the valuation allowance of $491,000 was attributable to deferred state income tax benefits, which primarily represented state operating loss carryforwards at one subsidiary. The valuation allowance and goodwill will be reduced by $463,000 when realization of deferred state income tax benefits becomes likely.

The following table summarizes the differences between income taxes calculated at the federal income tax rate of 35% on income before income taxes and the provisions for income taxes (in thousands):

                                                                  Fiscal Years
                                                        ---------------------------
                                                           2002      2001      2000
                                                        -------   -------   -------
Income taxes at federal income tax rate                 $27,786   $24,354   $25,720
State income taxes, net of federal income
   tax benefit                                            1,646     1,024     1,635
Amortization of goodwill                                              258       258
Meals and entertainment exclusion                           786       892       597
Other, net                                                  (50)      262        82
                                                        -------   -------   -------
Income taxes                                            $30,168   $26,790   $28,292
                                                        =======   =======   =======

Landstar paid income taxes of $23,540,000 in 2002, $24,778,000 in 2001 and $25,089,000 in 2000.

(5) Operating Property

Operating property is summarized as follows (in thousands):

                                                     Dec. 28, 2002     Dec. 29, 2001
                                                     -------------     -------------
Land                                                      $  1,999          $  2,045
Leasehold improvements                                       8,353             8,307
Buildings and improvements                                   8,168             7,963
Trailing equipment                                          85,034            71,957
Other equipment                                             26,061            22,715
                                                          --------          --------
                                                           129,615           112,987
Less accumulated depreciation and amortization              52,841            44,455
                                                          --------          --------
                                                          $ 76,774          $ 68,532
                                                          ========          ========

Included above is $64,278,000 in 2002 and $48,795,000 in 2001 of operating property under capital leases, $45,465,000 and $35,613,000, respectively, net of accumulated amortization. Landstar acquired operating property by entering into capital leases in the amount of $16,370,000 in 2002 and $18,448,000 in 2000. Landstar did not acquire any property by entering into capital leases in 2001.

(6) Retirement Plans

Landstar sponsors an Internal Revenue Code section 401(k) defined contribution plan for the benefit of full-time employees who have completed one year of service. Eligible employees make voluntary contributions up to 75% of their base salary, subject to certain limitations. Landstar contributes an amount equal to 100% of the first 3% and 50% of the next 2% of such contributions, subject to certain limitations.

Prior to the October 1, 2000 withdrawal (see note 3), Landstar Ranger made contributions in accordance with a negotiated labor contract (generally based on the number of weeks worked) to union sponsored multi-employer pension plans.

The expense for the Company-sponsored defined contribution plan was $1,093,000 in 2002, $1,090,000 in 2001 and $1,105,000 in 2000. The expense for union-sponsored plans, excluding the estimated cost of withdrawal
(see note 3), was $935,000 in 2000.

(7) Debt

Long-term debt is summarized as follows (in thousands):

                                                         Dec. 28, 2002  Dec. 29, 2001
                                                         -------------  -------------
Capital leases                                                $ 33,360       $ 27,374
Revolving credit facility                                       44,000         74,500
                                                              --------       --------
                                                                77,360        101,874
Less current maturities                                         12,123          9,965
                                                              --------       --------
Total long-term debt                                          $ 65,237       $ 91,909
                                                              ========       ========

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

Borrowings under the Third Amended and Restated Credit Agreement bear interest at rates equal to, at the option of Landstar, either (i) the greatest of (a) the prime rate as publicly announced from time to time by JPMorgan Chase
Bank, (b) the three month CD rate adjusted for statutory reserves and FDIC assessment costs plus 1% and (c) the federal funds effective rate plus 1/2%, or, (ii) the rate at the time offered to JPMorgan Chase Bank in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined based on the level of the Company's Leverage Ratio, as defined in the Third Amended and Restated Credit Agreement. The margin is subject to an increase of .125% if the aggregate amount outstanding under the Third Amended and Restated Credit Agreement exceeds 50% of the total borrowing capacity. As of December 28, 2002, the margin was equal to 87.5/100 of 1%. The unused portion of the Third Amended and Restated Credit Agreement carries a commitment fee determined based on the level of the Company's Leverage Ratio, as therein defined. As of December 28, 2002, the commitment fee for the unused portion of the Third Amended and Restated Credit Agreement was 0.250%. At December 28, 2002, the weighted average interest rate on borrowings outstanding under the Third Amended and Restated Credit Agreement was 2.27%. Based on the borrowing rates in the Third Amended and Restated Credit Agreement and the repayment terms, the fair value of the outstanding borrowings under the Third Amended and Restated Credit Agreement was estimated to approximate carrying value.

The Third Amended and Restated Credit Agreement contains a number of covenants that limit, among other things, the incurrence of additional indebtedness, the incurrence of operating or capital lease obligations and the purchase of operating property. The Third Amended and Restated Credit Agreement also requires Landstar to meet certain financial tests. Landstar is required to, among other things, maintain minimum levels of Net Worth, as defined in the Third Amended and Restated Credit Agreement, and Interest and Fixed Charge Coverages, as therein defined. Under the most restrictive covenant, Interest Coverage, earnings before interest and taxes exceeded the required minimum by approximately $64,000,000 for the fiscal year ended December 28, 2002.

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

Landstar paid interest of $4,480,000 in 2002, $7,874,000 in 2001 and $9,658,000 in 2000.

(8) Leases

The future minimum lease payments under all noncancelable leases at December 28, 2002, principally for trailing equipment and the Company's headquarters facility in Jacksonville, Florida, are shown in the following table (in thousands):
                                       62

                                                   Capital        Operating
                                                    Leases           Leases
                                                   -------        ---------
2003                                               $13,631        $   2,784
2004                                                10,222            2,260
2005                                                 5,698            2,192
2006                                                 3,591            2,094
2007                                                 3,143            2,087
Thereafter                                                           14,307
                                                   -------        ---------
                                                    36,285        $  25,724
                                                                  =========
Less amount representing interest
    (3.6% to 8.3%)                                   2,925
Present value of minimum                           -------
   lease payments                                  $33,360
                                                   =======

Total rent expense, net of sublease income, was $19,250,000 in 2002, $19,976,000 in 2001 and $19,620,000 in 2000.

(9) Stock Option Plans

All of the share and per share amounts that follow have been adjusted to reflect a two-for-one stock split effected in the form of a 100% stock dividend distributed on August 12, 2002 to stockholders of record on August 2, 2002.

The Company maintains three stock option plans. Under the 1993 Stock Option Plan, as amended, the Compensation Committee of the Board of Directors may grant options to Company employees for up to 2,230,000 shares of common stock. Under the 2002 Employee Stock Option Plan, the Compensation Committee of the Board of Directors may grant options to Company employees for up to 1,600,000 shares of common stock. Under the 1994 Directors Stock Option Plan, as amended, (the "DSOP"), outside members of the Board of Directors will be granted up to an aggregate of 420,000 options to purchase common stock. Under the DSOP, each outside Director will be granted 18,000 options to purchase common stock upon election or re-election to the Board of Directors. Subject to approval of its shareholders at the Company's 2003 annual meeting, the DSOP will be replaced by a new Directors Stock Compensation Plan. Under the terms of the proposed plan, each Director, upon election or re-election to the Board, will receive 1,500 shares of the Company's common stock subject to certain restrictions.


Options granted under the existing plans become exercisable in either three or five equal annual installments, commencing on the first anniversary of the date of grant, subject to acceleration in certain circumstances, and expire on the tenth anniversary of the date of grant. Under the existing plans, the exercise price of each option equals the fair market price of the Company's common stock on the date of grant. At December 28, 2002, there were 3,172,160 shares of the Company's common stock reserved for issuance upon exercise of options granted under the plans.

Information regarding the Company's stock option plans is as follows:

                                     Options Outstanding               Options Exercisable
                                  ---------------------------      --------------------------
                                             Weighted Average                Weighted Average
                                               Exercise Price                  Exercise Price
                                   Shares           Per Share       Shares          Per Share
                                  --------  -----------------      --------  ----------------


Options at December 25, 1999     1,138,400           $  15.71       573,040        $    14.26
  Granted                          214,800           $  23.90
  Exercised                       (339,800)          $  13.80
  Forfeited                         (3,600)          $  12.75
                                 ---------
Options at December 30, 2000     1,009,800           $  18.11       424,120        $    15.59
  Granted                          396,200           $  33.02
  Exercised                       (189,920)          $  15.20
  Forfeited                        (93,040)          $  25.13
                                 ---------
Options at December 29, 2001     1,123,040           $  23.28       415,360        $    17.22
  Granted                          414,000           $  36.88
  Exercised                       (163,520)          $  15.67
                                 ---------
Options at December 28, 2002     1,373,520           $  28.28       465,438        $    21.17
                                 =========


The fair value of each option grant on its grant date was calculated using the Black-Scholes option pricing model with the following assumptions for grants made in 2002, 2001 and 2000: risk-free interest rate of 3.5% in 2002, 5.0% in 2001 and 6.0% in 2000, expected lives of 5 years and no dividend yield. The expected volatility used in calculating the fair market value of stock options granted was 40% in 2002 and 2001 and 41% in 2000. The weighted average grant date fair value of stock options granted was $14.88, $14.16 and $10.81 per share in 2002, 2001 and 2000, respectively.

The following table summarizes stock options outstanding at December 28, 2002:

                                    Options Outstanding
                                    -------------------
   Range of Exercise                                 Weighted Average  Weighted Average
              Prices   Number Outstanding       Remaining Contractual    Exercise Price
           Per Share        Dec. 28, 2002                Life (years)         Per Share
   -----------------   ------------------       ---------------------  ----------------
   $14.055 - $20.250              429,000              5.8                    $   17.87
   $20.251 - $34.129              416,920              7.8                    $   28.85
   $34.130 - $51.895              527,600              8.9                    $   36.31
                         ----------------
   $14.055 - $51.895            1,373,520              7.6                    $   28.28
                         ================

                                    Options Exercisable
                                    -------------------
               Range of Exercise                Number    Weighted Average
                          Prices           Exercisable      Exercise Price
                       Per Share         Dec. 28, 2002           Per Share
               -----------------      ----------------    ----------------
                $14.055 - $17.867              158,280           $   16.09
                $17.868 - $20.250              165,118           $   19.56
                $20.251 - $34.224              142,040           $   28.69
                                       ---------------
                $14.055 - $34.224              465,438           $   21.17
                                       ===============

(10) Shareholders' Equity

During 2002, Landstar purchased 554,879 shares of its common stock at a total cost of $26,306,000 pursuant to a previously announced stock purchase program. As of December 28, 2002, Landstar may purchase an additional 445,121 shares of its common stock under its authorized stock purchase program.

During 1998, the Company established an employee stock option loan program. Under the terms of the program, the Company provided employees financing in order for them to exercise fully vested stock options. The loans are full recourse with the principal repayable in lump sum on the fifth anniversary of the loan. During 2002, 2001 and 2000, $92,000, $1,098,000 and $4,596,000
of such loans were issued, respectively. Effective May 1, 2002, the Company ceased making loans under the employee stock option loan program and terminated the program with respect to future stock option exercises.

The Company has 2,000,000 shares of preferred stock authorized and unissued.

(11) Segment Information

The Company has three reportable business segments. These are the carrier, multimodal and insurance segments. The carrier segment provides truckload transportation for a wide range of general commodities over irregular routes with its fleet of dry and specialty vans and unsided trailers, including flatbed, drop deck and specialty. It also provides short-to-long haul movement of containers by truck, dedicated power-only truck capacity and truck brokerage. The carrier segment markets its services primarily through independent commission sales agents and utilizes tractors provided by independent contractors who provide truck capacity to the Company under exclusive lease arrangements (the "Independent Contractors") and other third party truck capacity providers. Transportation services provided by the multimodal segment include the arrangement of intermodal moves, contract logistics, truck brokerage and emergency and expedited ground and air freight. The multimodal segment markets its services through independent commission sales agents and primarily utilizes capacity provided by Independent Contractors and other third party capacity providers, including truck brokerage carriers, railroads and air cargo carriers. The nature of the carrier and multimodal segments' business is such that a significant portion of their operating costs varies directly with revenue. The insurance segment provides risk and claims management services to Landstar's operating subsidiaries. In addition, it reinsures certain property, casualty and occupational accident risks of certain Independent Contractors who have contracted to haul freight for Landstar and provides certain property and casualty insurance directly to Landstar's operating subsidiaries.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates a segment's performance based on operating income.

Internal revenue for transactions between the carrier and multimodal segments is based on quoted rates which are believed to approximate the cost that would have been incurred had similar services been obtained from an unrelated third party. Internal revenue for premiums billed by the insurance segment to the carrier and multimodal segments is calculated each fiscal period based on an actuarial calculation of historical loss experience and is believed to approximate the cost that would have been incurred by the carrier and multimodal segments had similar insurance been obtained from an unrelated third party.

No single customer accounts for more than 10% of consolidated revenue. However, during 2002 approximately 12% of the Company's revenue was attributable to the automotive industry. Substantially all of the Company's revenue is generated in the United States.

The following tables summarize information about the Company's reportable business segments as of and for the fiscal years ending December 28, 2002, December 29, 2001 and December 30, 2000 (in thousands):


2002
                             Carrier    Multimodal   Insurance     Other         Total
                             -------    ----------   ---------     -----         -----
External revenue          $1,178,263    $ 300,716    $  27,576              $1,506,555
Internal revenue              23,703        2,483       29,860                  56,046
Investment income                                        1,950                   1,950
Interest and debt expense                                        $ 4,292         4,292
Depreciation and
  amortization                 7,546          126                  3,848        11,520
Operating income              87,777        7,793       22,754   (34,643)       83,681
Expenditures on
  long-lived assets              329                               4,092         4,421
Goodwill                      20,496       10,638                               31,134
Capital lease additions       16,370                                            16,370
Total assets                 241,068       59,571       70,198    29,911       400,748



2001
                              Carrier    Multimodal  Insurance     Other         Total
                              -------    ----------  ---------     -----         -----
External revenue           $1,098,268    $ 270,849   $  23,654              $1,392,771
Internal revenue               28,587        2,367      27,313                  58,267
Investment income                                        3,567                   3,567
Interest and debt expense                                        $  6,802        6,802
Depreciation and
  amortization                  8,382          783                  4,378       13,543
Operating income               76,105        5,343      30,644    (35,706)      76,386
Expenditures on
  long-lived assets             2,994          159                  2,290        5,443
Goodwill                       20,496       10,638                              31,134
Total assets                  234,164       47,795      46,440     36,252      364,651



2000
                             Carrier    Multimodal  Insurance     Other          Total
                             -------    ----------  ---------     -----          -----
External revenue          $1,117,042    $ 277,087    $  24,363              $1,418,492
Internal revenue              34,669        1,241       21,919                  57,829
Investment income                                        4,317                   4,317
Interest and debt expense                                        $ 9,127         9,127
Depreciation and
  amortization                 7,999          905                  4,099        13,003
Non-recurring costs            5,270                                             5,270
Operating income              88,507        9,346       24,464   (39,704)       82,613
Expenditures on
  long-lived assets              687          177                  6,441         7,305
Goodwill                      21,291       11,183                               32,474
Capital lease additions       18,448                                            18,448
Total assets                 256,690       54,294       33,267    26,111       370,362

                                       67

(12) Commitments and Contingencies

At December 28, 2002, Landstar had commitments for letters of credit outstanding in the amount of $18,060,000, primarily as collateral for estimated insurance claims, $9,080,000 of which were supported by the Third Amended and Restated Credit Agreement and $8,980,000 secured by assets deposited with a financial institution.

The Company and Ford Motor Co., Inc. are defendants in a suit alleging breach of contract, misrepresentation and certain other causes of action arising out of a contract between Landstar Logistics, Inc. and the plaintiff involving a trans-Gulf of Mexico roll-on/roll-off shipping venture developed by the plaintiff, Gulf Bridge RoRo, Inc. The suit makes claim for $25,000,000 damages for breach of contract and $50,000,000 punitive and other damages related to the misrepresentation counts. The Company has filed motions for summary judgment with the court seeking, in addition to a judgment in its favor, to dismiss Landstar System, Inc. from the litigation, to limit the amount of damages obtainable by the plaintiff, to preclude fraud and other theories upon which plaintiff seeks to obtain damages, and to exclude certain evidence concerning damages sought to be introduced at trial by plaintiff, among other things. Subject to the outcome of these motions, which is anticipated in March 2003, discovery has been substantially completed in this matter, and the Company anticipates that the matter will be tried in April 2003. The Company believes it has meritorious defenses to this litigation and intends to continue to defend it vigorously. The Company also believes that if this litigation were determined adversely to it, the liability of the Company, exclusive of any available insurance recoveries, would not be reasonably likely to have a material adverse effect on the financial condition of the Company but that it could have a material adverse effect on the results of operations in a given quarter or year. The Company has notified its third-party insurance carrier that it believes that a portion of the claims made in this lawsuit are covered under insurance provided by that carrier, and the carrier has agreed to pay the fees and expenses and to participate in the defense of this litigation, subject to a reservation of rights. The Company also intends to pursue its rights with respect to this coverage vigorously. No assurances can be given as to the outcome of this litigation or any related matter, however.

On November 1, 2002, the Owner Operator Independent Drivers Association, Inc. ("OOIDA") and six individual Independent Contractors filed a putative class action suit in the U.S. Court in Jacksonville, Florida, against the Company. The suit alleges that certain aspects of Landstar's motor carrier's leases with owner operators violate the federal leasing regulations. OOIDA seeks injunctive relief, damages and attorney's fees. On December 17, 2002, the Company filed a Motion to Dismiss and a Motion to Stay and Compel Arbitration with respect to all of the leases that contain arbitration clauses. Landstar believes it has meritorious defenses to this litigation and intends to defend it vigorously. Landstar also believes that it treats its Independent Contractors fairly and in a manner which reflects the important role they play in the Company's operations.

The Company is involved in certain other claims and pending litigation arising from the normal conduct of business. Based on knowledge of the facts and, in certain cases, opinions of outside counsel, management believes that adequate provisions have been made for probable losses with respect to the resolution of all such other claims and pending litigation and that the ultimate outcome, after provisions thereof, will not have a material adverse effect on the financial condition of Landstar, but could have a material effect on the results of operations in a given quarter or year.

Independent Auditors' Report
----------------------------
Landstar System, Inc. and Subsidiary


The Board of Directors and Shareholders
Landstar System, Inc.:


We have audited the accompanying consolidated balance sheets of Landstar System, Inc. and subsidiary as of December 28, 2002 and December 29, 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Landstar System, Inc. and subsidiary as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective December 30, 2001, Landstar System, Inc. and subsidiary adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".


/s/ KPMG LLP

Jacksonville, Florida
February 5, 2003

                     LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                           QUARTERLY FINANCIAL DATA
                (Dollars in thousands, except per share amounts)

                                             Fourth        Third         Second        First
                                             Quarter      Quarter       Quarter       Quarter
                                              2002          2002          2002          2002
                                           ----------    ----------    ----------    ----------
Revenue                                    $  393,986    $  385,660    $  391,216    $  335,693
                                           ==========    ==========    ==========    ==========
Operating income                           $   24,191    $   23,451    $   20,999    $   15,040
                                           ----------    ----------    ----------    ----------
Income before income taxes                 $   23,417    $   22,485    $   19,755    $   13,732
Income taxes                                    8,899         8,544         7,507         5,218
                                           ----------    ----------    ----------    ----------
Net income                                 $   14,518    $   13,941    $   12,248    $    8,514
                                           ==========    ==========    ==========    ==========

Earnings per common share (1,2)            $     0.91    $     0.86    $     0.75    $     0.53
                                           ==========    ==========    ==========    ==========

Diluted earnings per share (1,2)           $     0.88    $     0.83    $     0.72    $     0.51
                                           ==========    ==========    ==========    ==========


                                             Fourth        Third         Second        First
                                            Quarter       Quarter       Quarter       Quarter
                                              2001          2001          2001          2001
                                           ----------    ----------    ----------    ----------
Revenue                                    $  347,788    $  355,684    $  358,018    $  331,281
                                           ==========    ==========    ==========    ==========
Operating income                           $   20,093    $   21,000    $   19,486    $   15,807
                                           ----------    ----------    ----------    ----------
Income before income taxes                 $   18,820    $   19,403    $   17,776    $   13,585
Income taxes                                    7,243         7,473         6,843         5,231
                                           ----------    ----------    ----------    ----------
Net income                                 $   11,577    $   11,930    $   10,933    $    8,354
                                           ==========    ==========    ==========    ==========

Earnings per common share (1,2)            $     0.72    $     0.72    $     0.64    $     0.49
                                           ==========    ==========    ==========    ==========

Diluted earnings per share (1,2)           $     0.70    $     0.70    $     0.63    $     0.48
                                           ==========    ==========    ==========    ==========





(1) Due to the changes in the number of average common shares and common stock equivalents outstanding during the year, the sum of earnings per share amounts for each quarter do not necessarily add to the earnings per share amounts for the full year.

(2) All earnings per share amounts have been restated to give retroactive effect to a two-for-one stock split effected in the form of a 100% stock dividend declared July 17, 2002.

                             LANDSTAR SYSTEM, INC. AND SUBSIDIARY
                              SELECTED CONSOLIDATED FINANCIAL DATA
                        (Dollars in thousands, except per share amounts)

                                                                  Fiscal Years
                                           2002        2001         2000         1999         1998
                                     -------------------------------------------------------------
Income Statement Data:
Revenue                              $1,506,555  $1,392,771   $1,418,492   $1,388,083   $1,283,607
Investment income                         1,950       3,567        4,317        2,502        1,689

Costs and expenses:
 Purchased transportation             1,116,009   1,030,454    1,046,183    1,022,203      950,343
 Commissions to agents                  118,864     110,513      113,721      111,666      101,409
 Other operating costs                   34,325      32,750       29,568       30,000       27,516
 Insurance and claims                    42,188      32,930       31,935       34,064       39,388
 Selling, general and administrative    101,918      99,762      100,516       99,240       95,028
 Depreciation and amortization           11,520      13,543       13,003       11,698       10,158
 Non-recurring costs                                               5,270
                                      ---------   ---------    ---------    ---------    ---------
  Total costs and expenses            1,424,824   1,319,952    1,340,196    1,308,871    1,223,842
                                      ---------   ---------    ---------    ---------    ---------

Operating income                         83,681      76,386       82,613       81,714       61,454
Interest and debt expense                 4,292       6,802        9,127        4,509        3,503
                                      ---------   ---------    ---------    ---------    ---------
Income from continuing operations
  before income taxes                    79,389      69,584       73,486       77,205       57,951
Income taxes                             30,168      26,790       28,292       31,268       23,470
                                      ---------   ---------    ---------    ---------    ---------
Income from continuing operations        49,221      42,794       45,194       45,937       34,481
Discontinued operations, net of
 income taxes                                                                              (22,589)
                                      ---------   ---------    ---------    ---------    ---------
Net income                            $  49,221   $  42,794    $  45,194    $  45,937    $  11,892
                                      =========   =========    =========    =========    =========

Earnings per common share:
 Income from continuing operations (1)$    3.05   $    2.57    $    2.57    $    2.30    $    1.56
 Loss from discontinued operations (1)                                                       (1.02)
                                      ---------   ---------    ---------    ---------    ---------
 Earnings per common share (1)        $    3.05   $    2.57    $    2.57    $    2.30    $    0.54
                                      =========   =========    =========    =========    =========

Diluted earnings per share:
 Income from continuing operations (1)$    2.94   $    2.50    $    2.52    $    2.27    $    1.55
 Loss from discontinued operations (1)                                                       (1.02)
                                      ---------   ---------    ---------    ---------    ---------
 Diluted earnings per share (1)       $    2.94   $    2.50    $    2.52    $    2.27    $    0.53
                                      =========   =========    =========    =========    =========

(1) All earnings per share amounts have been restated to give retroactive effect to a two-for-one stock split effected in the form of a 100% stock dividend declared July 17, 2002.


                                       Dec. 28,    Dec. 29,     Dec. 30,     Dec. 25,     Dec. 26,
                                           2002        2001         2000         1999         1998
                                      ---------   ---------    ---------    ---------    ---------

Balance Sheet Data:
Total assets                          $ 400,748   $ 364,651    $ 370,362    $ 365,441    $ 313,665
Long-term debt, including
   current maturities                    77,360     101,874       94,643       67,298       34,440
Shareholders' equity                    149,093     117,440      107,859      106,884      111,848